                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-64709



                               OFFER TO EXCHANGE
               11 1/2% SENIOR DISCOUNT NOTES DUE 2008, SERIES B
                 FOR AN EQUAL PRINCIPAL AMOUNT AT MATURITY OF
               11 1/2% SENIOR DISCOUNT NOTES DUE 2008, SERIES A
                                      OF

                           TELEMUNDO HOLDINGS, INC.

THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH
                           18, 1999, UNLESS EXTENDED

  Telemundo Holdings, Inc., a Delaware corporation ("Holdings"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount at maturity of its 11 1/2% Senior Discount Notes due 2008, Series B (the "New Notes") for each $1,000 principal amount at maturity of its outstanding 11 1/2% Senior Discount Notes due 2008, Series A (the "Old Notes") of which $218,838,000 principal amount at maturity is outstanding. The New Notes will be obligations of Holdings issued pursuant to the indenture under which the Old Notes were issued (the "Indenture"). The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except (i) the New Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus is a part, and thus will not bear legends restricting their transfer pursuant to the Securities Act, (ii) the holders of the New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement (as defined) which rights will terminate upon the consummation of the Exchange Offer and (iii) the holders of the New Notes will not be entitled to certain contingent rights relating to the payment of additional interest. See "The Exchange Offer." The New Notes and the Old Notes are collectively referred to herein as the "Notes."

  The New Notes will mature on August 15, 2008. The New Notes will be issued at a substantial discount from their principal amount at maturity. The New Notes will accrete at a rate of 11 1/2%, compounded semiannually, to an aggregate principal amount of $218,838,000 at August 15, 2003. The New Notes will begin to accrue cash interest at a rate of 11 1/2% per annum commencing on August 15, 2003, and cash interest will be payable thereafter on February 15 and August 15 of each year, commencing February 15, 2004. The New Notes will be redeemable at the option of Holdings, in whole or in part, on or after August 15, 2003, at the redemption prices set forth herein. In addition, at any time and from time to time prior to August 15, 2001, Holdings may redeem the Notes with the net cash proceeds of one or more Public Equity Offerings (as defined), at a redemption price equal to 111 1/2% of the aggregate Accreted Value (as defined) thereof at the date of redemption; provided that not less than 65% of the aggregate principal amount at maturity of the Notes originally issued remains outstanding after any such redemption. See "Description of the Notes--Optional Redemption." In addition, upon a Change of Control (as defined), each holder of the Notes will have the right to require Holdings to purchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate Accreted Value thereof at the date of purchase, if such purchase occurs prior to August 15, 2003, or 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase, if such purchase occurs thereafter. See "Description of the Notes--Change of Control." There can be no assurance that in the event of a Change of Control, Holdings will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness, including the New Credit Facilities (as defined), to pay the required purchase price for any Notes. See "Risk Factors--Change of Control."

                                                       (Continued on next page)

                               ---------------

  See "Risk Factors" beginning on page 13 of this Prospectus for a discussion of certain factors that should be considered by holders prior to tendering their Old Notes in the Exchange Offer.

                               ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is February 16, 1999

  The New Notes will be general unsecured obligations of Holdings ranking senior in right of payment to all future indebtedness expressly subordinated to the New Notes and pari passu in right of payment with all other existing and future unsecured indebtedness and other obligations of Holdings. The New Notes will be effectively subordinated to all indebtedness and other obligations (including trade payables) of Holdings' subsidiaries, including the New Credit Facilities. As of September 30, 1998, Holdings had no indebtedness other than the Notes, and Holdings' subsidiaries had $281.3 million of indebtedness outstanding (excluding trade payables). See "Description of the Notes--Ranking."

  The New Notes are being offered hereunder in order to satisfy certain obligations of Holdings contained in the Registration Rights Agreement. The Old Notes were originally issued and sold on August 12, 1998 in transactions not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the requirements of the Securities Act is available. Based upon interpretations by the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") set forth in no-action letters issued to unrelated third parties, Holdings believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any "Restricted Holder," being (i) a broker-dealer who purchases such Old Notes directly from Holdings to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of Holdings within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of such New Notes. The Company has not submitted a no-action letter on its behalf and there can be no assurance that the Commission will make a similar determination with respect to the Exchange Offer. Eligible holders wishing to accept the Exchange Offer must represent to Holdings that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal relating to the Exchange Offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "Underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Holdings has agreed that, for a period of 180 days after the Expiration Date (as defined), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer" and "Plan of Distribution."

  Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof and Holdings will have no further obligation to such holders to provide for the registration under the Securities Act of the Old Notes. See "Risk Factors--Consequences of the Exchange Offer on Non-Tendering Holders of the Old Notes."

  There is no public market for the Old Notes or the New Notes and there can be no assurance that an active trading market for the New Notes will develop or be sustained. Although the Initial Purchasers (as defined) have advised the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and any market making may be discontinued at any time. The Company does not intend to list the New Notes on any national securities exchange or apply for quotation through any automated quotation system. See "Risk Factors--No Prior Public Market; Possible Volatility of New Note Price.

  Holdings will not receive any proceeds from the Exchange Offer. See "Use of Proceeds." Holdings will accept for exchange any and all Old Notes that are validly tendered on or prior to the Expiration Date (as defined). The exchange of New Notes for Old Notes will be made promptly following the Expiration Date.

Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by Holdings. See "The Exchange Offer." Holdings has agreed to pay the expenses of the Exchange Offer (which shall not include the expenses of any holder of the New Notes in connection with resales of the New Notes).

  The New Notes will be issued in the form of one or more fully registered Global Notes (as defined), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC" or the "Depositary") and registered in the name of the Depositary or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary or its nominee, and its participants. After the initial issuance of the Global Notes, New Notes in certificated form will be issued in exchange for the Global Notes only under limited circumstances as set forth in the Indenture. See "Book-Entry, Delivery and Form."

                               ----------------

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL HOLDINGS ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                               ----------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS EXCHANGE OFFER COVERED BY THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOLDINGS. THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NEW NOTES IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF HOLDINGS SINCE THE DATE HEREOF.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  All statements, other than statements of historical facts, included in this Prospectus, including without limitation, certain statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business" and located elsewhere herein regarding the Company's operations, financial position and business strategy, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are disclosed in this Prospectus, including without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition." All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the New Notes being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. With respect to each contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit and each statement made in this Prospectus as to the provisions of such contract, agreement or other document is qualified in its entirety by such reference.

  The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus. Telemundo Holdings, Inc. ("Holdings") was formed as a holding company for the acquisition of Telemundo Group, Inc. ("Telemundo") and its subsidiaries through the Merger (as defined), which was consummated on August 12, 1998. References in this Prospectus to the "Company" include Holdings, the issuer of the New Notes offered hereby, and Telemundo and its subsidiaries. For purposes of this Prospectus, unless the context requires otherwise, (i) references to the United States exclude Puerto Rico and (ii) "Market Area" or "DMA" refers to Designated Market Area, a term developed by Nielsen Media Research, Inc. ("Nielsen TV") and used by the television industry to describe a geographically distinct television market.

                                  The Company

  The Company is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates seven full-power UHF stations serving the seven largest Hispanic Market Areas in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, San Antonio and Houston. Four of these markets are among the five largest general Market Areas in the United States. The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico. The Company's stations broadcast a wide variety of network programming, including movies, telenovelas (soap operas), talk shows, entertainment programs, national and international news, music and sporting events. In addition, the Company supplements its network programming with local programming focused on local news and community events.

  Prior to the Merger, Telemundo produced and acquired its network programming through its network operations (the "Telemundo Network"), which provided programming 24-hours a day to Telemundo's owned and operated stations and network affiliates. In connection with the Merger, the Company sold (the "Network Sale") its network operations, which consisted of substantially all of the programming and production assets of the Telemundo Network, to Telemundo Network Group LLC (the "Network Company"), a recently formed company which is equally owned by a subsidiary of Sony Pictures Entertainment Inc. and a subsidiary of Liberty Media Corporation. The Network Company also entered into an affiliation agreement with the Company and related affiliation agreements with the Company's owned and operated stations (collectively, the "Affiliation Agreement"), pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues on a predetermined basis. See "Business--Affiliation Agreement." The Network Company currently serves 63 markets in the United States, including the 37 largest Hispanic markets, and reaches approximately 85% of all U.S. Hispanic households.

  The Company believes that it will benefit significantly from the global production, programming and distribution expertise of Sony Pictures Entertainment Inc. ("Sony Pictures") and the diverse programming and cable distribution capabilities of Liberty Media Corporation ("Liberty"). The Company expects that Sony Pictures and Liberty will provide (i) a source of high-quality network programming, the expenses associated with which will be borne entirely by the Network Company, (ii) access to significant national sales and marketing resources, and (iii) greater market penetration through increased cable television coverage. As a result of the reduction in operating costs due to the Network Sale and the effect of the revenue sharing arrangement, the Company expects its operating margins to be substantially improved from historical levels.

The Merger and Related Transactions

  On August 12, 1998, the Merger was consummated in accordance with the Agreement and Plan of Merger (the "Merger Agreement"), dated November 24, 1997, among Holdings, TLMD Acquisition Co. ("TLMD Acquisition"), a wholly owned subsidiary of Holdings, and Telemundo. Pursuant to the Merger Agreement, TLMD Acquisition was merged with and into Telemundo (the "Merger"), with Telemundo being the surviving corporation and becoming a wholly owned subsidiary of Holdings.

  The aggregate consideration paid in connection with the Merger (based on a purchase price of $44.12537 per share, inclusive of interest for the period commencing on July 30, 1998 and ending on August 11, 1998, and including the refinancing of certain existing indebtedness of Telemundo and transaction fees and expenses), was approximately $777.6 million. Of this amount, $300.0 million was provided by borrowings under the New Credit Facilities (as defined), $125.0 million was provided from the proceeds of the offering of the Old Notes (the "Offering"), $274.0 million was provided by the Equity Contributions (as defined) and $74.0 million was provided from the proceeds of the Network Sale. See "--Sources and Uses of Funds" and "Certain Relationships and Related Transactions--Transactions Related to the Merger--Equity Contributions."

  Holdings owns 100% of Telemundo's outstanding capital stock. The common stock of Holdings is owned 24.95% by Sony Pictures, 24.95% by Liberty and 50.1% by Station Partners, LLC ("Station Partners"). Station Partners is owned 68% by Apollo Investment Fund III, L.P. ("Apollo Investment"), which may be deemed to be an affiliate of TLMD Partners II, L.L.C. ("TLMD II"), a significant stockholder of Telemundo prior to the Merger, and 32% by Bastion Capital Fund, L.P. and/or its affiliates ("Bastion"), a significant stockholder of Telemundo prior to the Merger.

  New Credit Facilities. Telemundo has entered into new credit facilities (the "New Credit Facilities") providing for aggregate borrowings of up to $350.0 million, which are guaranteed by Holdings and substantially all of Telemundo's wholly owned domestic subsidiaries. In connection with the New Credit Facilities, Telemundo terminated its revolving credit facility that was existing prior to the Merger (the "Old Credit Facility"). See "Description of Certain Indebtedness--New Credit Facilities."

  Equity Contributions. In connection with the Merger, Holdings received equity contributions (the "Equity Contributions") aggregating $274.0 million in cash from Sony Pictures, Liberty, Apollo Investment and Bastion. The Equity Contributions were contributed by Holdings to TLMD Acquisition to fund a portion of the consideration paid in the Merger. See "Certain Relationships and Related Transactions--Transactions Related to the Merger--Equity
Contributions."

  Network Sale. The Company also sold its network operations which consisted of substantially all of the programming and production assets of the Telemundo Network to the Network Company for $74.0 million. The Network Company and the Company have entered into the Affiliation Agreement pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues on a predetermined basis. See "Business-- Affiliation Agreement" and "Certain Relationships and Related Transactions-- Transactions Related to the Merger--Network Sale and Affiliation Agreement."

  Tender Offer. On August 12, 1998, TLMD Acquisition purchased approximately $191.7 million aggregate principal amount of Telemundo's 10 1/2% Senior Notes due 2006 (the "10 1/2% Notes") pursuant to an offer to purchase (as amended on July 20, 1998, the "Tender Offer").

  The Offering was consummated substantially contemporaneously with the Merger, the Equity Contributions, the Network Sale, the Tender Offer and initial borrowings under the New Credit Facilities (the Offering, the Merger, the Equity Contributions, the Network Sale, the Tender Offer, the New Credit Facilities and the related transactions are collectively referred to herein as the "Transactions").

  The following table sets forth the approximate sources and uses of funds in connection with the Transactions, which were consummated on August 12, 1998.

                           Sources and Uses of Funds
                             (Dollars in millions)

     Sources of Funds
     ----------------
New Credit Facilities..... $300.0(a)
Assumed Capital Leases....    4.6
Old Notes.................  125.0
Equity Contributions......  274.0
Network Sale..............   74.0
                           ------
  Total Sources........... $777.6
                           ======

       Uses of Funds
       -------------
Merger Consideration.......  $538.4 (b)
Option and Warrant
 Proceeds..................   (20.1)(c)
                             ------
                              518.3
Refinance 10 1/2% Notes....   191.7
Assumed Capital Leases.....     4.6
Repay Other Indebtedness...     0.5 (d)
Fees, Expenses and Other...    62.5 (e)
                             ------
  Total Uses...............  $777.6
                             ======

--------
(a) Excludes additional availability of up to $50.0 million under the Revolving Credit Facility (as defined).
(b) Includes interest on the purchase price for the equity of Telemundo for the period commencing on July 30, 1998 and ending on August 11, 1998, the day before the date on which the Merger was completed. See "Certain Relationships and Related Transactions--Transactions Related to the Merger--Merger Agreement" and "--Equity Contributions."
(c) The merger consideration was reduced by the exercise price of options and warrants converted in connection with the Merger.
(d) Reflects amounts outstanding and termination fees under the Old Credit Facility and the refinancing of approximately $200,000 principal amount of Telemundo's 10 1/4% Senior Notes due 2001 (the "10 1/4% Notes") which were outstanding prior to the Merger.
(e) Includes fees and expenses incurred in connection with the Transactions, including premiums paid in connection with the Tender Offer.

The following chart sets forth in summary form the ownership of the Company.

                                    [CHART]

STATION PARTNERS(a)             SONY PICTURES           LIBERTY
        |                              |                   |
        50.1%                        24.95%             24.95%(b)
        |------------------------------|-------------------|
$274.0 million             |                    |          |
     Equity                |                    |          |
   Contributors---------HOLDINGS                50%--------50%
  $125.0 million           |                            |
     Old Notes             |                            |
 (Gross Proceeds)          |                            |
                           |                            |
                           |100%                        |
                           |                            |
$350 million               |            Network Sale    |
 New Credit ------------TELEMUNDO      $74.0 million    NETWORK $74.0 million
 Facilities                      -----------------------COMPANY     Equity
                                  Affiliation Agreement         Contributions
                                     Revenue Sharing

--------
(a) Station Partners is owned by Apollo Investment (68%) and Bastion (32%). Station Partners owns 50.1% of Holdings with Apollo Investment indirectly owning 34.06% and Bastion indirectly owning 16.04% of Holdings.
(b) Liberty has granted Station Partners a proxy to vote all of its shares of Holdings' common stock. As a result, Station Partners has the right to vote 75.05% of the shares of Holdings' common stock.

                     Summary of Terms of the Exchange Offer

  The Exchange Offer relates to the exchange of up to $218,838,000 aggregate principal amount at maturity of Old Notes for up to an equal aggregate principal amount at maturity of New Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except (i) the New Notes will have been registered under the Securities Act,
(ii) the holders of the New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement and (iii) the holders of the New Notes will not be entitled to certain contingent rights relating to the payment of additional interest.

The Exchange Offer..........  $1,000 principal amount at maturity of New Notes will be issued in exchange for each $1,000 principal amount at maturity of Old Notes validly tendered pursuant to the Exchange Offer. The exchange of New Notes for Old Notes will be made with respect to all Old Notes validly tendered and not withdrawn on or prior to the Expiration Date promptly following the Expiration Date. As of February 15, 1999, the Accreted Value of the Old Notes was $132.3 million.

Resale......................  Based upon interpretations by the staff of the
                              Commission set forth in no-action letters issued to unrelated third parties, Holdings believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any Restricted Holder) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of such New Notes. See "Shearman & Sterling," SEC No-Action Letter (available July 2, 1993); "Morgan Stanley & Co., Incorporated," SEC No-Action Letter (available June 5, 1991); and "Exxon Capital Holdings Corporation," SEC No-Action Letter (available May 13, 1988). The Company has not submitted a no-action letter on its behalf and there can be no assurance that the Commission will make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Exchange Offer" and "Plan of Distribution."

                              If any person were to participate in the Exchange Offer for the purpose of distributing securities in a manner not permitted by the preceding paragraph, such person could not rely on the position of the staff of the Commission and must comply with the prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Therefore each holder of Old Notes who accepts the Exchange Offer must represent in the Letter of Transmittal that it meets the conditions described above. See "The Exchange Offer--Purpose and Effects of the Exchange Offer."

Expiration Date.............  12:00 midnight, New York City time, on March 18,
                              1999, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer--Expiration Date; Extensions; Amendments."

Conditions to the Exchange    The Exchange Offer is subject to certain
 Offer......................  customary conditions, which may be waived by
                              Holdings in whole or in part and from time to time in its sole discretion. See "The Exchange
                              Offer--Conditions." The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

Procedure for Tendering Old   Each holder of Old Notes wishing to accept the
 Notes......................  Exchange Offer must complete, sign and date the
                              Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedures for book-entry transfer described below) to be exchanged and any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein and therein. See "The
                              Exchange Offer--Procedure for Tendering."

Special Procedures for
 Beneficial Owners..........
                              Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on his or her own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his or her Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer--Procedure for Tendering."

Guaranteed Delivery           Holders of Old Notes who wish to tender their Old
 Procedures.................  Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The
                              Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights...........  Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer--Withdrawal of Tenders."

Acceptance of Old Notes and
 Delivery of New Notes......
                              Holdings will accept for exchange any and all Old Notes which are validly tendered in the Exchange Offer prior to the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Consequence of Failure to     Holders of Old Notes who do not exchange their
 Exchange...................  Old Notes for New Notes pursuant to the Exchange
                              Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth on the legend thereon. In addition, if the Exchange Offer is consummated, Holdings does not intend to file further registration statements for the sale or other disposition of the Old
                              Notes. See "Risk Factors--No Public Market for the Notes; Possible Volatility of New Note Price" and "--Consequences of the Exchange Offer on Non-
                              Tendering Holders of Old Notes."

Registration Rights
 Agreement; Effect on
 Holders....................  The Old Notes were sold by Holdings on August 12,
                              1998 to Credit Suisse First Boston Corporation and CIBC Oppenheimer Corp., as the initial purchasers (the "Initial Purchasers") pursuant to a Purchase Agreement dated August 7, 1998 between Holdings and the Initial Purchasers (the "Purchase Agreement"). The Initial Purchasers subsequently sold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Pursuant to the Purchase Agreement, Holdings and the Initial Purchasers entered into a Registration Rights Agreement dated as of August 12, 1998 (the "Registration Rights Agreement") which grants the holders of the Old Notes certain exchange and registration rights. The Exchange Offer is being made to satisfy this contractual obligation of Holdings. The holders of New Notes are not entitled to any exchange or registration rights with respect to the New Notes. See "The Exchange Offer--Purpose and Effects of the Exchange Offer."

Certain U.S. Federal Income
 Tax Consequences...........
                              The exchange of Old Notes for New Notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See "Certain U.S. Federal Income Tax Consequences."

Exchange Agent..............  Bank of Montreal Trust Company, the Trustee under the Indenture, is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The address of the Exchange Agent is: Bank of Montreal Trust Company, Wall Street Plaza, 88 Pine Street, New York, New York 10005, Attention:
                              Reorganization Department. For information with respect to the Exchange Offer, call (212) 701-7624.

Use of Proceeds.............  Holdings will not receive any cash proceeds from the exchange of the New Notes for the Old Notes pursuant to the Exchange Offer. The proceeds to Holdings from the sale of Old Notes of approximately $119.0 million (after deducting discounts and fees and expenses of the Offering) were applied, together with the Equity Contributions, borrowings under the New Credit Facilities and the proceeds of the Network Sale, to fund the Merger, refinance existing indebtedness of Telemundo and pay fees and expenses related to the Transactions. See "--The Merger and Related Transactions--Sources and Uses of Funds" and "Use of Proceeds."

                      Summary Description of the New Notes

Securities Offered..........
                              $218,838,000 aggregate principal amount at matu-rity of 11 1/2% Senior Discount Notes Due 2008, Series B.

Maturity Date...............  August 15, 2008.

Yield to Maturity;            11 1/2% per annum (computed on a semiannual bond
 Interest...................  equivalent basis). The New Notes will accrete at a rate of 11 1/2%, compounded semiannually, to 100% of the principal amount at maturity byAugust
                              15, 2003. Except as described herein, no cash in-terest will accrue on the New Notes prior to Au-gust 15, 2003. The New Notes will begin to accrue cash interest at a rate of 11 1/2% per annum com-mencing on August 15, 2003, and cash interest will be payable thereafter on February 15 and Au-gust 15 of each year, commencing February 15, 2004.

Original Issue Discount.....
                              The New Notes are being offered at an original issue discount for U.S. federal income tax pur-poses. Thus, although no cash interest will ac-crue on the New Notes prior to August 15, 2003, the accretion of original issue discount will be includible, periodically, in a holder's gross in-come for U.S. federal income tax purposes in ad-vance of the receipt of cash payments to which such income is attributable. See "Certain U.S. Federal Income Tax Considerations."

Optional Redemption.........  The New Notes will be redeemable at the option of
                              Holdings, in whole or in part, on or after August 15, 2003, at the redemption prices set forth herein. In addition, at any time and from time to time prior to August 15, 2001, Holdings may re-deem the New Notes with the net cash proceeds of one or more Public Equity Offerings, at a redemp-tion price equal to 111 1/2% of the aggregate Ac-creted Value thereof at the date of redemption; provided that not less than 65% of the aggregate principal amount at maturity of the New Notes originally issued remains outstanding after any such redemption. See "Description of the Notes-- Optional Redemption."

Ranking.....................
                              The New Notes will be general unsecured obliga-tions of Holdings ranking senior in right of pay-ment to all future indebtedness expressly subor-dinated to the New Notes and pari passu in right of payment with all other existing and future unsecured indebtedness and other obligations of Holdings. The New Notes will be effectively sub-ordinated to all indebtedness and other obliga-tions (including trade payables) of Holdings' subsidiaries, including the New Credit Facilities of Telemundo. As of September 30, 1998, Holdings had no indebtedness other than the Notes, and Holdings' subsidiaries had $281.3 million of in-debtedness outstanding (excluding trade payables). See "Description of the Notes--Rank-ing."

Change of Control...........  Upon a Change of Control, each holder of the
                              Notes will have the right to require Holdings to purchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggre-gate Accreted Value thereof at the date of pur-chase, if such purchase occurs prior to August 15, 2003, or 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase, if such purchase occurs thereafter. See "Description of the Notes--Change of Control."

Certain Covenants...........
                              The Indenture contains certain covenants that, among other things, limit the ability of Holdings and the Restricted Subsidiaries (as defined) to incur additional indebtedness, make investments and certain other restricted payments, consummate asset sales, enter into certain transactions with affiliates, incur liens, effect asset swaps, or merge or consolidate with any other person or sell, assign, transfer, lease, convey or other-wise dispose of all or substantially all of the assets of Holdings and the Restricted Subsidiar-ies taken as a whole. The Indenture also limits restrictions on the ability of a Restricted Sub-sidiary to pay dividends or effect certain other transactions. These covenants are subject to a number of important qualifications and limita-tions. See "Description of the Notes--Certain Covenants."

                                  Risk Factors

  Holders of Old Notes should carefully consider the specific matters set forth under "Risk Factors" beginning on page 13, as well as all other information and data included in this Prospectus, before tendering Old Notes in exchange for New Notes.

  The specific matters set forth under "Risk Factors" include: the substantial indebtedness of the Company and the restrictions imposed thereby; the holding company structure of Holdings, the structural and effective subordination caused thereby and limitations on the ability of Telemundo to pay funds to Holdings; Telemundo's history of losses; significant competition in the broadcast industry; concentration of the Company's revenue from WKAQ in Puerto Rico; the effect of industry and economic conditions and seasonality; the potential impact of new technologies; the effect of the Network Sale, the Company's dependence on programming from the Network Company; the Company's dependence on distribution systems; certain litigation relating to the Merger; government regulation of the industry; foreign ownership restrictions; the effect of a Change of Control on the Company; the control of the Company by major stockholders; the Company's reliance on key personnel; potential Year 2000 issues; certain tax and legal consequences for Holders of the New Notes and the Company; absence of a public market for the New Notes and possible volatility of the price of the New Notes; and consequences of the Exchange Offer on non-tendering Holders of the Old Notes.

          Summary Historical and Pro Forma Consolidated Financial Data

  The following presents summary historical consolidated financial data of Telemundo (the "Predecessor") for the three years ended December 31, 1997, and for the nine months ended September 30, 1997, which have been derived from Telemundo's audited consolidated financial statements for the three years ended December 31, 1997 and the unaudited consolidated financial statements for the nine months ended September 30, 1997. The summary historical consolidated financial data for the period January 1 to August 12, 1998 have been derived from Telemundo's unaudited financial statements for the period January 1 to August 12, 1998. The summary historical consolidated financial data for the period August 13 to September 30, 1998 have been derived from the Company's unaudited financial statements for the period August 13, 1998 to September 30, 1998. In the opinion of management, the unaudited consolidated financial data presented herein reflect all adjustments (consisting of normal recurring accruals only) necessary to fairly present the information for such periods. The historical financial statements prior to August 13, 1998 do not reflect the consummation of the Transactions or the capital structure of the Company following the Transactions and may not be indicative of results that would have been reported had the Transactions occurred, nor may it be indicative of the Company's future financial position or operating results.

  Also included is unaudited summary pro forma statement of operations data for the year ended December 31, 1997 and the nine months ended September 30, 1998, prepared as if the Transactions had occurred on January 1, 1997. Unaudited summary balance sheet data as of September 30, 1998, which is also included, includes the effects of the Merger and related transactions which occurred on August 12, 1998. The summary pro forma data does not purport to represent what the Company's results of operations or financial position would have been if any of the Transactions had actually occurred at any date, nor does such data purport to represent the results of operations for any future period. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable.

  The summary historical and pro forma consolidated financial data should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical financial statements of the Company and Telemundo and the notes thereto included elsewhere herein.

  Historical financial data for Holdings has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the Merger.

          Summary Historical and Pro Forma Consolidated Financial Data

                                                                                     Company
                                        Predecessor Historical                    Historical(a)     Company Pro Forma
                         -------------------------------------------------------- ------------- --------------------------
                                                        Nine Months                                           Nine Months
                          Year Ended December 31,          Ended     January 1 to August 13 to   Year Ended      Ended
                         ----------------------------  September 30,  August 12   September 30, December 31, September 30,
                           1995      1996      1997        1997          1998         1998          1997         1998
                         --------  --------  --------  ------------- ------------ ------------- ------------ -------------
                                                             (Dollars in thousands)
Statement of Operations Data:
Net revenue............. $169,148  $202,713  $197,588    $139,427      $124,671      $21,819      $148,836     $114,091
Operating income........   14,379    29,292    16,114       3,583         3,595        5,323        36,681       23,005
Merger related
 expenses...............      --        --     (1,707)        --         (5,506)         --            --           --
Interest expense--net...  (14,489)  (18,920)  (20,849)    (15,517)      (13,067)      (5,254)      (40,100)     (31,300)
Loss from investment in
 and disposal of
 TeleNoticias...........   (6,355)   (5,561)      --          --            --           --            --           --
Minority interest.......      --     (2,125)   (2,808)     (2,106)       (1,898)       (196)        (2,808)      (2,094)
Loss before
 extraordinary item.....  (10,088)   (1,179)  (13,444)    (17,173)      (19,989)       (819)       (10,428)     (14,194)
Extraordinary item--
 extinguishment
 of debt................      --    (17,243)      --          --            --           --            --           --
Net loss................  (10,088)  (18,422)  (13,444)    (17,173)      (19,989)       (819)       (10,428)     (14,194)

                                                                      Company
                                                                   September 30,
                                                                       1998
                                                                   -------------
Balance Sheet Data:
Working capital...................................................   $ 19,830
Broadcast licenses and other intangible assets....................    578,097
Total assets......................................................    700,978
Long-term debt (including capital leases).........................    408,261
Minority interest.................................................      5,403
Common stockholders' equity.......................................    213,194

--------
(a) Historical financial data for Holdings has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the Merger.

                                 RISK FACTORS

  Key factors affecting current and future operations of the Company include the factors discussed below. Holders of Old Notes should carefully consider the following factors in addition to the other information set forth in this Prospectus before tendering Old Notes in exchange for New Notes.

Substantial Leverage; Restrictive Covenants

  The Company has substantial indebtedness. The Company's aggregate principal amount of total indebtedness (including capital leases) at September 30, 1998 was approximately $408.3 million and total stockholders' equity at September 30, 1998 was approximately $213.2 million. In addition, on a pro forma basis, earnings would have been insufficient to cover fixed charges by $10.4 million for the nine months ended September 30, 1998. The Indenture and the New Credit Facilities contain various financial and operating covenants that, among other things, require the maintenance of certain financial ratios and restrict the ability of the Company to incur indebtedness, make investments, sell assets and certain other restrictions. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to respond to market conditions or meet extraordinary capital needs, or could adversely affect the Company's ability to finance its future operations or capital needs, or engage in other business activities which could be in the interest of the Company. See "Description of Certain Indebtedness--New Credit Facilities."

  The Company has significant cash interest expense relating to borrowings under the New Credit Facilities, and a significant amount of the Company's consolidated cash flow will be required to service its indebtedness. No cash interest will accrue on the Notes until August 15, 2003. Thereafter, cash interest will accrue and be payable on the Notes. All of the indebtedness under the New Credit Facilities will become due prior to the time payments of principal on the Notes become due. In addition, the Company may be required to refinance the New Credit Facilities and Holdings may be required to refinance the Notes at maturity. No assurance can be given that, if required, the New Credit Facilities or the Notes will be refinanced on terms acceptable to the Company, if at all. The Company's ability to service its indebtedness will depend upon the Company's future operating performance, which is subject to financial, political, business, regulatory, general economic and other factors, many of which are beyond the Company's control. Since borrowings under the New Credit Facilities bear interest at rates that will fluctuate with certain prevailing interest rates, increases in such rates likely will increase the Company's interest expense with respect to borrowings thereunder and could have an adverse effect on the Company. There can be no assurance that the Company's cash flow from operations will be sufficient to enable it to make payments on its indebtedness, including the Notes.

  If the Company were to sustain a decline in its operating results, it could experience difficulty in complying with the covenants that are contained in the Indenture, the New Credit Facilities and any other agreements governing future indebtedness of the Company. The failure to comply with such covenants could result in an event of default under such agreements, thereby permitting acceleration of indebtedness incurred pursuant thereto, as well as indebtedness under other instruments that contain cross-acceleration or cross-default provisions. In addition, if the Company experienced difficulty in servicing its indebtedness, including the Notes, it may be forced to examine alternative strategies that may include actions such as reducing or delaying capital expenditures, restructuring or refinancing its indebtedness, the sale of assets or the Company's ownership interest in its subsidiaries or seeking additional debt and/or equity financings. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Sources of Capital."

Holding Company Structure; Structural and Effective Subordination; Limitation on Payment of Funds to Holdings

  Holdings is a holding company and does not have any material operations or assets other than ownership of the capital stock of its subsidiaries. Accordingly, the New Notes will be structurally subordinated to all existing and future liabilities of its subsidiaries, including indebtedness under the New Credit Facilities. In addition, the New Notes will not be secured by any of the assets of Holdings or its subsidiaries. Therefore, the New Notes will be effectively subordinated to all existing and future secured indebtedness of Holdings to the extent of the value of the assets securing such indebtedness. The obligations of Telemundo under the New Credit Facilities are guaranteed on a senior basis by Holdings and by substantially all of Telemundo's wholly owned domestic subsidiaries, and are secured by substantially all of the assets of Holdings and such subsidiaries. See "Description of Certain Indebtedness--New Credit Facilities." In the event of bankruptcy, liquidation or reorganization of Holdings or any of its subsidiaries or in the event of acceleration of any indebtedness of any subsidiary of Holdings upon the occurrence of an event of default, the assets of Holdings or such subsidiary would be available to pay obligations on the New Notes only after such secured indebtedness of Holdings or other indebtedness of such subsidiary has been paid in full. As of September 30, 1998, the aggregate amount of indebtedness (excluding trade payables) of Holdings' subsidiaries to which the holders of the New Notes would be structurally subordinated was approximately $281.3 million. Holdings and its subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing their indebtedness. Such indebtedness may be incurred by Holdings or its subsidiaries and may be secured indebtedness.

  In addition, as a holding company, Holdings derives substantially all of its operating income from its subsidiaries. Holdings must rely upon cash flow from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the New Notes and any other indebtedness. Holdings' subsidiaries will have no obligation, contingent or otherwise, to pay interest or principal on Holdings' indebtedness, including the New Notes, or make any funds available to Holdings. The New Credit Facilities restrict, and future indebtedness of Telemundo and its subsidiaries may restrict, the ability of Telemundo and its subsidiaries to pay dividends to Holdings. However, assuming no default or event of default under the New Credit Facilities, the New Credit Facilities do not restrict the ability of Telemundo to pay dividends to Holdings to enable Holdings to make scheduled payments of cash interest on the New Notes. There can be no assurance that Holdings will obtain sufficient funds from its subsidiaries in order to make payments on its indebtedness, including the New Notes. See "Description of Certain Indebtedness--New Credit Facilities."

History of Losses

  In July 1993, Telemundo consented to the entry of an order for relief under Chapter 11 of the United States Code (the "Bankruptcy Code") and on December 30, 1994, consummated a plan of reorganization (the "Reorganization") under the Bankruptcy Code. Although Telemundo has reported operating income for each of the three years ended December 31, 1995, 1996 and 1997, it reported net losses of $10.1 million, $18.4 million and $13.4 million for such years, respectively. The net loss for 1996 includes the effect of an extraordinary loss of $17.2 million. In addition, on a pro forma basis after giving effect to the Transactions, for the year ended December 31, 1997 and for the nine months ended September 30, 1998, the Company would have incurred a net loss of $10.4 million and $14.2 million, respectively. There can be no assurance that the Company will achieve or sustain profitability in the future.

Competition

  The broadcasting industry is highly competitive. The Company's owned and operated television stations face competition for advertising revenue from other Spanish-language and English-language television broadcasters. The Company's competitors also include cable television operators, wireless cable systems, direct broadcast satellite systems, telephone company video systems, Spanish-language and English-language radio broadcasters and other media including newspapers, magazines, computer on-line services, movies and other forms of entertainment and advertising. Many of the Company's competitors are better capitalized and have greater financial resources and flexibility than the Company.

  The ability of television broadcast stations to generate advertising revenues depends to a significant degree upon audience ratings. Technological innovation and the resulting proliferation of programming alternatives, such as independent broadcast stations, cable television and other multi-channel competitors, pay-per-view and VCRs have fragmented television viewing audiences and subjected television broadcast stations to new types of competition. During the past decade, cable television and independent stations have captured an increasing market share and overall viewership of general market broadcast network television has declined.

  In the Spanish-language television broadcast market, the Company faces significant competition from Univision Communications, Inc. ("Univision"), which operates the other national Spanish-language broadcast company in the United States and has a substantially greater audience share than the Company. In each of the markets in which the Company owns and operates full-power stations, except Puerto Rico, the Company's station competes directly with a full-power Univision station. Together, the Univision stations and the Univision network affiliates reach a larger percentage of Hispanic viewers in the United States than the Company's owned and operated stations and the Network Company's network affiliates and within the last year have attracted as much as 86% of the U.S. Spanish-language television network audience (as reported by Nielsen TV). Generally, the competing Univision stations have been operating in their markets longer than have the Company's stations. Univision also owns Galavision, a Spanish-language cable network that is reported to serve approximately 2.5 million Hispanic subscribers, representing approximately 55% of all Hispanic households that subscribed to cable television in 1997. Both Grupo Televisa, S.A. de C.V. ("Televisa") and Corporacion Venezolana de Television, C.A. ("Venevision"), which are significant stockholders of Univision, have entered into long-term contracts to supply Spanish-language programming to the Univision and Galavision networks. Televisa is the largest supplier of Spanish-language programming in the world. Through these program license agreements, Univision has the right of first refusal to air in the United States all Spanish-language programming produced by Televisa and Venevision. These supply contracts currently provide Univision with a competitive advantage in obtaining programming originating from Mexico and in targeting U.S. Hispanics of Mexican origin, who account for approximately 63% of the U.S. Hispanic market. In October 1998, Televisa announced that it has reduced its ownership interest in Univision by approximately 50%, to approximately 10%. The Company is unable to predict the effect that such ownership change would have on the broadcast television market or on the Company's financial condition or future results of operations.

  Further, certain of the Company's stations, particularly in Puerto Rico and Los Angeles, also face competition on a local level from various independent Spanish-language television stations. In March 1998, TV Azteca, S.A. de C.V. ("TV Azteca"), one of two Mexican television broadcast companies, announced its intention to create a third Spanish-language network in the United States. To date, the Company is not aware of any activity with respect to such network. On October 2, 1998, Chancellor Media Corp. and one of its subsidiaries (collectively, "Chancellor") filed a transfer application seeking FCC consent of Chancellor's acquisition of Pegasus Broadcasting of San Juan, L.L.C., the licensee of WAPA-TV, San Juan, Puerto Rico ("WAPA"). WAPA is one of WKAQ's significant competitors. On December 4, 1998, the Company filed a "Petition to Deny" Chancellor's transfer application on both procedural and substantive grounds. Chancellor filed its opposition to the Petition to Deny on December 17, 1998 and WAPA filed a reply on December 28, 1998. The pleading cycle is now closed and the FCC has yet to rule on the Company's Petition to Deny. It is not possible to predict how the ultimate outcome of this proceeding or the possible acquisition of WAPA by Chancellor will affect the Company's business. Increased competition for viewers and revenues may have a material adverse effect on the Company's financial condition or future results of operations.

  The Company also competes with English-language broadcasters for Hispanic viewers, including the four principal English-language television networks, ABC, CBS, NBC and Fox, and, in certain cities, the UPN and WB networks. Sony Pictures and Liberty provide programming to each of the principal English-language networks. Certain of these and other English-language networks have begun producing Spanish-language programming and simulcasting certain programming in English and Spanish. Several cable programming networks, including HBO, ESPN and CNN, provide Spanish-language services as well. There can be no assurance that current Spanish-language television viewers will continue to watch the Company's or any other Spanish-language broadcaster's programming rather than English-language programming or Spanish-language simulcast programming. In addition, many of the Company's competitors are better capitalized and have greater financial resources and flexibility than the Company. Increased competition for viewers and revenues may have a material adverse effect on the Company's financial condition or future results of operations. See "Business--Competition."

Concentration of Revenue from WKAQ in Puerto Rico

  The Company's owned and operated station in Puerto Rico, WKAQ, accounted for approximately 26% of the Company's net commercial air time sales for the year ended December 31, 1997. A decline in the revenue of

WKAQ could have a material adverse effect on the Company's financial condition or future results of operations. Although the Company cannot determine the impact at this time, it expects that the revenues of WKAQ will be adversely affected as a result of advertisers reducing their spending while businesses and services, including electricity, are disrupted due to damage caused by Hurricane Georges in September 1998.

Industry and Economic Conditions; Seasonality

  The Company's profitability may be affected by numerous factors, including changes in audience viewing preferences, priorities of advertisers, reductions in advertisers' budgets, new laws and governmental regulations and policies, changes in broadcast technical requirements, technological advances, proposals to eliminate the tax deductibility of certain advertising expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television broadcasting industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's financial condition or future results of operations.

  Historically, advertising in most forms of media has correlated with the general condition of the economy. Television broadcasters are also exposed to the general economic conditions of the local regions in which they operate. Due to the concentration of revenues from WKAQ in Puerto Rico, the Company may be adversely affected more than other broadcasters by an economic downturn in Puerto Rico.

  Seasonal revenue fluctuations are common in the television broadcasting industry and the Company's revenue reflects seasonal patterns with respect to advertiser expenditures. Increased advertising during the holiday season results in increases in advertising revenue for the fourth quarter, particularly in Puerto Rico. As a result, the Company experiences seasonal fluctuations in its revenue to a greater degree than its direct competitors and the broadcasting industry in general. Because costs are more ratably spread throughout the year, the impact of this seasonality on operating income may be pronounced. See "--Concentration of Revenue from WKAQ in Puerto Rico."

Impact of New Technologies

  In recent years, the Federal Communications Commission (the "FCC") has adopted policies providing for authorization of new technologies and a more favorable operating environment for certain existing technologies that have the potential to provide additional competition for television stations. Further advances in technology such as video compression, direct broadcast satellites and programming delivered through fiber optic telephone lines could facilitate the entry of new channels and encourage the development of increasingly specialized "niche" programming. In particular, the Company may be affected by the development of digital television technology ("DTV") and the adoption of standards and regulations for DTV by the FCC. The FCC recently completed several rulemaking proceedings in order to implement DTV. Broadcasters are tentatively required to complete the transition to DTV broadcasting by 2006, subject to biennial reviews to evaluate the progress of implementation. DTV implementation will impose significant additional costs on the Company, primarily due to the capital costs associated with construction of DTV facilities and increased operating costs both during and after the transition period, and no assurance can be given that the Company will have adequate financial resources to incur such costs. In addition, the FCC is currently engaged in a rulemaking proceeding regarding the application of the must-carry rules to DTV. Moreover, broadcasters who elect not to engage in DTV broadcasting at an early stage could suffer a significant competitive disadvantage. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or on the Company's financial condition or future results of operations.

  The FCC has acknowledged that DTV channel allotment may involve displacement of existing low-power television stations, particularly in major television markets. Accordingly, the Company's existing low-power owned and operated stations and the Network Company's broadcast affiliates may be materially adversely affected. The Company's largest low power broadcast station represents approximately 2.8% of the Company's coverage of the U.S. Hispanic market. In 1997, Telemundo's low power broadcast stations collectively represented less than 1% of total revenues.

  In addition, the Balanced Budget Act of 1997 requires (unless the FCC finds that certain conditions have not been met) broadcasters to return their analog channels on an expedited basis by 2006 to permit them to be reauctioned to new licensees. An expedited transition period could require the Company to end analog transmission before all of its viewers (particularly in the Hispanic markets which the Company serves) have purchased DTV-compatible reception equipment.

Network Sale; Dependence on Programming; Affiliation Agreement

  Prior to the Merger, Telemundo produced or acquired and distributed its network programming through the Telemundo Network to Telemundo's owned and operated stations and its network affiliates. In connection with the Merger, the Company sold its network operations to the Network Company and entered into the Affiliation Agreement. As a result, network programming is provided, and network and national advertising sales and marketing activities are conducted, by the Network Company. The Network Sale created certain risks and uncertainties for the Company, including risks relating to the separation and independent operation of the Company and the Telemundo Network, which historically have been integrated. The Company does not control the Network Company. There can be no assurance that the Company and the Telemundo Network will be able to successfully operate independently from one another. The failure of the Network Company to successfully operate its network could have a material adverse effect on the Company's financial condition or future results of operations.

  In connection with the Network Sale, the Company entered into the Affiliation Agreement, pursuant to which the Network Company provides programming to the Company, and the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues pursuant to a revenue sharing arrangement. Accordingly, the Company relies solely on the Network Company for all of its network programming and is dependent, to a significant extent, on the ability of the Network Company to generate advertising revenues. The Telemundo network's average share of the weekday Spanish-language television network audience has declined significantly to 16% in the second quarter of 1998 as compared to 26% in the first quarter of 1996. The Spanish-language television market shares for the Company's stations will be dependent upon the Network Company's ability to produce or acquire and distribute programming which attracts significant viewer levels. If the programming provided by the Network Company fails to attract viewers, each of the Company's and the Network Company's ability to attract advertisers and generate revenues and profits would be impaired. Since the Network Sale, certain new programming has been introduced. However, the Telemundo network's average share of the weekday Spanish-language television network audience has continued to decline to 14% in the fourth quarter of 1998. There can be no assurance that the programming provided by the Network Company will achieve or maintain satisfactory viewership levels or maintain current viewership levels, or that the Company or the Network Company will be able to generate significant advertising revenues.

  The initial term of the Affiliation Agreement is ten years and the Network Company will have the right to renew for two consecutive five-year terms if certain performance goals are met. The Affiliation Agreement is terminable by either party in the event of a "material default of a material provision" (as defined therein). The termination of the Affiliation Agreement would constitute an event of default under the New Credit Facilities and the Indenture and would have a material adverse effect on the Company's financial condition and results of operations. In addition, the obligations of the Network Company under the Affiliation Agreement as to a particular station can be terminated under certain limited circumstances. Such termination, if materially adverse to the Company, would constitute an event of default under the New Credit Facilities and the Indenture. See "Business--Affiliation Agreement" and "Description of the Notes."

Dependence on Distribution System

  The Company's stations receive network broadcast feeds by satellite. Satellites are subject to significant risks that may prevent or impair proper commercial operations, including satellite defects, launch failure, destruction and damage and incorrect orbital placement. On May 19, 1998, the satellite leased by the Telemundo Network experienced a failure which resulted in the disruption of the Telemundo Network's transmission for a short period of time. A substitute satellite was made available to transmit the Telemundo Network's signal. The Network Company recently entered into a new satellite lease agreement. There can be no assurance that other disruptions of transmissions will not occur in the future. The operation of the satellite is outside the control of the Company and the Network Company and a disruption of the transmissions could have a material adverse effect on the Company's financial condition or future results of operations.

  The Company owns and leases antenna and transmitter space for each of its owned and operated stations. The loss of certain of these antenna tower leases could also have a material adverse effect on the financial condition or future results of operations of the Company.

Certain Litigation Relating to the Merger

  The Company is aware of six lawsuits that have been filed relating to the Merger. Telemundo and its directors are defendants in all of the lawsuits. On March 5, 1998, the six actions were consolidated for all purposes, and the complaint entitled Mimona Capital, CA No. 16052-NC was designated as the sole operative complaint for the consolidated action. The complaint asserts that the $44.00 per share price to be paid to the stockholders of Telemundo is inadequate and is not the result of arm's-length negotiations and that the Merger Agreement serves no legitimate business purpose. To date none of the defendants has been required to answer, move or otherwise respond to the complaint and no discovery has been taken. There can be no assurance that the result of such litigation will not have a material adverse effect on the Company's consolidated results of operations or financial condition. See "Business--Legal Proceedings."

Government Regulation

  The television broadcasting industry is subject to extensive and changing regulation. Among other things, the Communications Act of 1934 (the "Communications Act") and FCC rules and policies require that each television broadcaster must operate in compliance with a license issued by the FCC. Each of the Company's television stations operates pursuant to one or more licenses issued by the FCC that expire at different times. The Company must apply to renew these licenses, and third parties may challenge those applications. Although the Company has no reason to believe that its licenses will not be renewed in the ordinary course, there can be no assurance that its licenses will be renewed. See "--Impact of New Technologies" and "Business--FCC Regulation."

  On July 30, 1998, the FCC issued an initial consent to the transfer of control of certain broadcast licenses to Holdings (the "Initial FCC Consent"). The parties consummated the Transactions on the basis of the Initial FCC Consent. Any person whose interests are adversely affected by the Initial FCC Consent has 30 days after public notice thereof to seek reconsideration or review of the Initial FCC Consent. If no timely petition for reconsideration or review of the Initial FCC Consent is filed within 30 days thereof and the FCC does not timely reconsider the action on its own motion within 40 days thereof, such Initial FCC Consent shall become a final order and shall no longer be subject to further administrative or judicial review at the close of business on the 40th day after public notice of the Initial FCC Consent. In connection with Holdings' application for the Initial FCC Consent, Univision filed a "Petition to Deny" and a supplement to its "Petition to Deny," which were denied by the FCC on July 30, 1998. On August 6, 1998, Univision filed an application (the "Univision Application") seeking review of the Initial FCC Consent. On August 26, 1998, the Company filed its opposition to the Univision Application and on September 19, 1998, Univision filed its reply. Although the Company cannot predict the timing for FCC action on, or the outcome of, the Univision Application, the Univision Application or any timely judicial appeal of the FCC decision on the Univision Application may substantially delay the Initial FCC Consent becoming a final order. See "Certain Relationships and Related Transactions--Transactions Related to the Merger--Merger Agreement."

  A number of the Company's stations serving several markets and many of the Network Company's affiliates are classified by the FCC as "low-power" stations. Certain of the Company's owned and operated stations and the Network Company's affiliates increase their coverage through use of "translators" that rebroadcast the station's signal. Both low-power and translator stations are referred to as "LPTV" stations and generally operate at significantly lower levels of power than full-power stations. Under FCC rules, in addition to its policies regarding DTV, such LPTV stations operate on a secondary basis, and, therefore, are subject to displacement by a full-power station or other facility if one is licensed and they must tolerate defined levels of electromagnetic interference from full-power stations.

  The Telecommunications Act of 1996 (the "Telecommunications Act") directed the broadcast and cable television industries to develop and transmit an encrypted rating in all video programming that, when used in conjunction with the so-called "V-Chip" technology, would permit the blocking of programs with a common rating. On March 12, 1998, the FCC voted to accept an industry proposal providing for a voluntary ratings system of "TV Parental Guidelines" under which all video programming will be designated in one of six categories in order to permit the electronic blocking of selected video programming. The FCC has begun a separate proceeding to address technical issues related to the "V-Chip." The FCC has directed that all television receiver models with picture screens 13 inches or greater be equipped with "V-Chip" technology under a phased implementation beginning on July 1, 1999. The Company cannot predict how changes in the implementation of the ratings system and "V-Chip" technology will affect the Company's business.

  Congress and the FCC currently have under consideration and may in the future adopt new laws or modify existing laws and regulations and policies regarding a wide variety of matters, including the adoption of attribution rules which would further restrict broadcast station ownership, that could directly or indirectly adversely affect the ownership and operation of the Company's broadcast properties, as well as the Company's business strategies.

  The adoption of various measures could accelerate the existing trend toward vertical integration in the media and home entertainment industries and cause the Company to face more formidable competition in the future. The Telecommunications Act modified or eliminated restrictions on the offering of multiple network services by the existing major television networks, restrictions on the participation by the regional telephone operating companies in cable television and other direct to home video technologies, and certain restrictions on broadcast station ownership. The Company is unable to predict whether these or other potential changes in the regulatory environment could restrict or curtail the ability of the Company to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of television stations and other media properties.

Foreign Ownership Restrictions

  The Communications Act authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or a foreign government or a representative thereof or any corporation organized under the laws of a foreign country (collectively, "Aliens"). In the Initial FCC Consent, the FCC held that 22.67% of the capital stock of the Company is owned of record by Aliens and that 23.26% of the voting stock of the Company is voted by Aliens. The Univision Application directly challenged these holdings. The Company cannot predict the outcome of the Univision Application or any judicial appeal of the FCC's action on the Univision Application. If the FCC ultimately determines that more than 25% of the capital stock of the Company is indirectly owned of record or voted by Aliens, the Stockholders are prepared to restructure their respective investment in the Company or take any other action necessary to reduce the indirect Alien ownership in the Company to no more than 25%. There can be no assurance that the FCC will find that these actions enable the Company to comply with the Communications Act's foreign ownership restrictions.

Change of Control

  In the event of a Change of Control, Holdings will be required to offer to purchase all of the outstanding Notes at 101% of the Accreted Value thereof at the date of purchase, if such purchase occurs prior to August 15, 2003, or 101% of the aggregate principal amount thereof, plus any accrued and unpaid interest thereon to the date of purchase, if such purchase occurs thereafter. The exercise by the holders of the Notes of their rights to require Holdings to offer to purchase Notes upon a Change of Control could also cause a default under other indebtedness of Holdings, including the New Credit Facilities, even if the Change of Control itself does not, because of the financial effect of such repurchase on Holdings. Holdings' ability to pay cash to any of the holders of New Notes upon a repurchase may be limited by Holdings' then existing capital resources. There can be no assurance that in the event of a Change of Control, Holdings will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness, including the New Credit Facilities, to pay the required purchase price for any New Notes. See "Description of the Notes--Change of Control."

Control by Major Stockholders

  As a result of the Merger and the related transactions, Apollo Investment indirectly owns 34.06% of Holdings, Bastion indirectly owns 16.04% of Holdings and Liberty and Sony Pictures each own 24.95% of Holdings. Station Partners, which is owned 68% by Apollo Investment and 32% by Bastion, is the record holder of an aggregate 50.1% ownership interest in Holdings. Further, Liberty has granted to Station Partners a proxy to vote all of the shares of common stock of Holdings owned by Liberty and, as a result, Station Partners has the right to vote 75.05% of the shares of common stock of Holdings. In addition, Station Partners, on the one hand, and Sony Pictures and Liberty, on the other hand, have entered into certain put/call arrangements with respect to their shares of common stock. Under Delaware law, owners of a majority of a company's outstanding common stock are able to elect all of a company's directors and approve significant corporate transactions without the approval or consent of other stockholders. In addition, each of Sony Pictures, Liberty and Station Partners (collectively, the "Initial Stockholders") have entered into a Stockholders Agreement (as defined), providing for, among other things, the election of directors and voting with respect to Major Decisions (as defined in the Stockholders Agreement). See "Certain Relationships and Related Transactions--Transactions Related to the Merger--Stockholders Agreement." Circumstances could arise in which the interests of the Initial Stockholders, as equity holders, could be in conflict with the interests of the holders of the New Notes. In addition, these stockholders could pursue transactions that in their judgment enhance the value of their equity investment but involve risks to holders of the New Notes.

Reliance on Key Personnel

  The Company believes that its success will continue to be dependent upon the ability of the Company and the Network Company to attract and retain skilled managers and other personnel, including its present officers and network and station employees. The Company does not have any control with respect to the officers and employees of the Network Company. The loss of the services of any key personnel may have a material adverse effect on the results of operations or financial condition of the Company or the Network Company. The Company presently does not maintain any key man life insurance policies on any of its personnel. The Company generally has employment agreements with its key personnel which contain non-competition or non-interference covenants. See "Management--Executive Compensation--Employment Agreements."

Year 2000

  The Company has developed plans, utilizing internal resources, to ensure its information systems are capable of properly utilizing dates beyond December 31, 1999. During the past year, the Company upgraded or replaced many of its accounting and traffic computer systems, including the conversion to new software which is Year 2000 compliant. Additionally, the Company has evaluated its other principal computer systems and determined they are substantially Year 2000 compliant. The Company is also seeking to work with its relevant customers, suppliers and other service providers to ensure their systems are Year 2000 compliant. Although the impact on the Company caused by the failure of its significant customers, suppliers and other service providers to achieve Year 2000 compliance in a timely and effective manner is uncertain, the Company's business and results of operations could be materially adversely affected by such failure. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Year 2000."

Original Issue Discount; Possible Tax and Other Legal Consequences for
 Holders of New Notes and the Company

  The New Notes will be issued at a substantial discount from their principal amount at maturity. Cash payments of interest on the New Notes will not be paid prior to 2004. However, original issue discount (i.e., the difference between the "stated redemption price at maturity" of the New Notes and the "issue price" of the New Notes) will accrue from the issue date of the New Notes and will be includable as interest income periodically in a holder's gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. Furthermore, the New Notes will be subject to the applicable high-yield discount obligation rules, and the Company will not be able to deduct the original issue discount attributable to the New Notes until paid in cash or property. As a result, the Company's after-tax cash flow may be less than if such original issue discount were deductible when accrued. See "Certain U.S. Federal Income Tax Considerations--Original Issue Discount."

  If a bankruptcy case were commenced by or against Holdings under the Bankruptcy Code after the issuance of the New Notes, the claim of a holder of the New Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the initial offering price and (ii) that portion of the original issue discount that is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code. Any original issue discount that had not amortized as of the date of any such bankruptcy filing would constitute "unmatured interest."

  Generally, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits a corporation's use of its net operating losses ("NOLs") and other tax attributes (the "Section 382 Limitation"), if a corporation has a cumulative change in ownership of greater than 50% within a three-year period (an "ownership change"). The Section 382 Limitation applies to the use of NOLs and other tax attributes in periods after such an ownership change. The Company's use of its NOLs incurred prior to December 31, 1994 are subject to the Section 382 Limitation. In addition, as a result of the Merger, the Company has undergone a further ownership change and its use of NOLs from periods prior to the Merger will be further limited. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Sources of Capital."

No Prior Public Market; Possible Volatility of New Note Price

  There is no public market for the New Notes and there can be no assurance that an active trading market for the New Notes will develop or be sustained. If such a market were to develop, there can be no assurance as to the liquidity of any market that may develop for the New Notes, the ability of the holders of the New Notes to sell their New Notes, or the prices at which the holders of the New Notes would be able to sell their New Notes. Future trading prices of the New Notes will depend upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Although the Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and any market making may be discontinued at any time. In addition, because the Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered for exchange, the number of New Notes tendered could be quite small, which could have an adverse effect on the liquidity of the New Notes. Therefore, no assurance can be given as to the liquidity of the trading market for the New Notes. Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions could have an adverse effect on holders of the New Notes. The Company does not intend to list the New Notes on any national securities exchange or apply for quotation through any automated quotation system.

Consequences of the Exchange Offer on Non-Tendering Holders of the Old Notes

  The Company intends for the Exchange Offer to satisfy its registration obligations under the Registration Rights Agreement. If the Exchange Offer is consummated, the Company does not intend to file further registration statements for the sale or other disposition of Old Notes. Old Notes that are not exchanged for New Notes will remain restricted securities within the meaning of Rule 144 of the Securities Act. Consequently, following completion of the Exchange Offer, holders of Old Notes seeking liquidity in their investment would have to rely on an exemption to the registration requirements under applicable securities laws, including the Securities Act, with respect to any sale or other disposition of the Old Notes. In addition, to the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected.

                                USE OF PROCEEDS

  Holdings will not receive any cash proceeds from the exchange of the New Notes for the Old Notes pursuant to the Exchange Offer.

  The proceeds to Holdings from the sale of the Old Notes of approximately $119.0 million (after deducting underwriting discounts and fees and expenses of the Offering) were applied, together with the Equity Contributions, borrowings under the New Credit Facilities and the proceeds of the Network Sale, to fund the Merger, refinance existing indebtedness of Telemundo and pay fees and expenses related to the Transactions. See "Prospectus Summary--The Merger and Related Transactions--Sources and Uses of Funds."

                              THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

  The Old Notes were sold by Holdings on August 12, 1998 (the "Issue Date") to the Initial Purchasers, pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes to qualified institutional buyers within the meaning of Rule 144A under the Securities Act. As a condition to the Purchase Agreement, Holdings and the Initial Purchasers entered into the Registration Rights Agreement on August 12, 1998. The Registration Rights Agreement required Holdings to file with the Commission following the Issue Date, a registration statement relating to an exchange offer pursuant to which notes that are substantially identical to the Old Notes would be offered in exchange for the then outstanding Old Notes tendered at the option of the holders thereof. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except (i) the New Notes will have been registered under the Securities Act, (ii) the holders of the New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement and (iii) the holders of the New Notes will not be entitled to certain contingent rights relating to the payment of additional interest. The Exchange Offer is being made to satisfy the contractual obligations of Holdings under the Registration Rights Agreement. The holders of any Old Notes not tendered in the Exchange Offer will not be entitled to require Holdings to file the Resale Registration Statement.

  Holdings has agreed pursuant to the Registration Rights Agreement that, unless clause (i) of the first sentence of the next paragraph shall apply, Holdings will, at its cost, (i) no later than 60 days after the Issue Date file a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to an Exchange Offer to exchange the Old Notes for New Notes and (ii) use all reasonable efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the Issue Date. Upon the effectiveness of the Exchange Offer Registration Statement, Holdings will offer the New Notes in exchange for surrender of the Old Notes. Holdings will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders. For each Old Note surrendered to Holdings pursuant to the Exchange Offer, the Holder of such Old Note will receive a New Note having a principal amount at maturity and Accreted Value on the date of exchange equal to that of the surrendered Old Note.

  In the event that (i) applicable law or interpretations of the staff of the Commission do not permit Holdings to effect the Exchange Offer, (ii) if for any other reason the Exchange Offer is not consummated within 180 days of the Issue Date, (iii) any Initial Purchaser so requests with respect to the Old Notes not eligible to be exchanged for New Notes in the Exchange Offer by it following consummation of the Exchange Offer, or (iv) any Holder notifies Holdings within 30 days after commencement of the Exchange Offer that such Holder (x) is prohibited by applicable law or Commission policy from participating in the Exchange Offer, (y) may not resell New Notes acquired by it to the public without delivery of a prospectus and that the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such Holder or (z) is a broker-dealer and holds Old Notes acquired directly from Holdings or an affiliate of Holdings, then Holdings will, at its cost, (a) as promptly as practicable, file a registration statement (the "Shelf Registration Statement") covering resales of the Old Notes or the New Notes, as the case may be, from time to time, (b) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) keep the Shelf Registration Statement continuously effective until the earlier of two years from the Issue Date or such time as all of the Old Notes or New Notes covered by the Shelf Registration Statement have been disposed of pursuant to the Shelf Registration Statement or are no longer restricted securities (as defined under Rule 144 under the Securities Act). Holdings will, in the event a Shelf Registration Statement is filed, among other things, provide to each Holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes or the New Notes, as the case may be. A holder selling Old Notes or New Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification obligations). In addition, each Holder of the Old Notes or New Notes to be registered under the Shelf Registration Statement will be required to deliver information to be used in connection with the Shelf Registration Statement within the time period set forth in the Registration Rights Agreement in order to have such holder's Old Notes or New Notes included in the Shelf Registration Statement and to benefit from the provisions regarding additional interest set forth in the following paragraph.

  If (i) on or prior to 60 days after the Issue Date, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission; or (ii) on or prior to 150 days after the Issue Date, neither the Exchange Offer Registration Statement has been declared effective nor the Shelf Registration Statement has been declared effective; or
(iii) on or prior to 180 days after the Issue Date, neither the Exchange Offer has been consummated nor the Shelf Registration Statement has been declared effective; or (iv) the Shelf Registration Statement has not been filed with the Commission or declared effective within the periods specified in the Registration Rights Agreement; or (v) after either the Exchange Offer Registration Statement or the Shelf Registration Statement is declared effective, such Exchange Offer Registration Statement or such Shelf Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Old Notes or New Notes in accordance with and during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i), (ii), (iii), (iv) and (v) a "Registration Default"), additional cash interest ("Additional Interest") will accrue on the Old Notes and the New Notes, as applicable, at the rate of 0.50% per annum, from and including the date on which any such Registration Default shall occur to, but excluding, the next Semi-Annual Accrual Date (as defined)(calculated on the Accreted Value on such Semi-Annual Accrual Date); and shall continue to accrue from and including such Semi-Annual Accrual Date, and be payable on each successive Semi-Annual Accrual Date (calculated on the Accreted Value on each such date) to, but excluding, the earlier of (i) the date on which such Registration Default has been cured or (ii) the date on which all the Old Notes and New Notes otherwise become freely transferable by Holders other than affiliates of Holdings without further registration under the Securities Act. Such interest is payable in addition to any other interest payable from time to time with respect to the Old Notes and the New Notes in cash on each Semi-Annual Accrual Date after any accrual of such interest to the Holders of record (as determined pursuant to the Indenture), notwithstanding that cash interest may not otherwise be payable on such Old Notes or New Notes on each such date. Notwithstanding the foregoing, (i) the amount of Additional Interest payable shall not increase because more than one Registration Default has occurred and is pending, (ii) a Holder of Old Notes or New Notes who is not entitled to the benefits of the Shelf Registration Statement (i.e., such Holder has not elected to include information) shall not be entitled to Additional Interest with respect to a Registration Default that pertains to the Shelf Registration Statement, and
(iii) a Holder of Old Notes constituting an unsold allotment from the original sale of the Old Notes or who otherwise is not entitled to participate in the Registered Exchange Offer shall not be entitled to Additional Interest by reason of a Registration Default that pertains to the Registered Exchange Offer. The Exchange Offer Registration Statement was declared effective on February 16, 1999. Pursuant to the terms of the Registration Rights Agreement, Additional Interest began to accrue on the Notes on January 12, 1999 and will be payable until the Exchange Offer is consummated.

  Based on interpretations by the staff of the Commission set forth in no-action letters issued to unrelated third parties, Holdings believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any Restricted Holder) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of such New Notes. See "Shearman & Sterling," SEC No-Action Letter (available July 2, 1993); "Morgan Stanley & Co., Incorporated," SEC No-Action Letter (available June 5, 1991); and "Exxon Capital Holdings Corporation," SEC No-Action Letter (available May 13, 1988). The Company has not submitted a no-action letter on its behalf and there can be no assurance that the Commission will make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

  If any person were to participate in the Exchange Offer for the purpose of distributing securities in a manner not permitted by the preceding paragraph, such person could not rely on the position of the staff of the Commission and must comply with the Prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Therefore, each holder of Old Notes who accepts the Exchange Offer must represent in the Letter of Transmittal that it meets the conditions described above.

  The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) Holdings having exchanged New Notes for all outstanding Old Notes (other than Old Notes held by a Restricted Holder) pursuant to such Exchange Offer and (ii) Holdings having exchanged, pursuant to such Exchange Offer, New Notes for all Old Notes that have been validly tendered and not withdrawn on the Expiration Date. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under applicable securities laws, including the Securities Act.

Terms of the Exchange Offer

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, Holdings will accept all Old Notes validly tendered prior to the Expiration Date. The exchange of New Notes for Old Notes will be made with respect to all Old Notes validly tendered and not withdrawn on or prior to the Expiration Date, promptly following the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. Holdings will issue $1,000 principal amount at maturity of New Notes in exchange for $1,000 principal amount at maturity of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

  As of February 15, 1999, the Accreted Value of the Old Notes was $132.3 million.

  This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of February 16, 1999 (the "Record Date").

  Holdings shall be deemed to have accepted validly tendered Old Notes when, as and if Holdings has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from Holdings and delivering New Notes to such holders.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  The registration expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by Holdings. Holdings has agreed to pay, subject to the instructions in the Letter of Transmittal, all transfer taxes, if any, relating to the sale or disposition of such holders' Old Notes pursuant to the Exchange Offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

  The term "Expiration Date" shall mean 12:00 midnight, New York City time, on March 18, 1999, unless Holdings, in its sole discretion, extends the Exchange Offer, in which case, the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Expiration Date, Holdings will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that Holdings is extending the Exchange Offer for a specified period of time.

  Subject to the applicable rules and regulations of the Commission, Holdings reserves the right to (i) delay acceptance of Old Notes, extend the Exchange Offer or terminate the Exchange Offer and refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Conditions" shall not have been satisfied or waived by Holdings, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by Holdings to constitute a material change, Holdings will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

  Without limiting the manner in which Holdings may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, Holdings shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to a financial news service.

Accretion of New Notes

  The New Notes will accrete at a rate of 11 1/2%, compounded semiannually, to 100% of the principal amount at maturity by August 12, 2003.

Interest on New Notes

  The New Notes will begin to accrue cash interest at a rate of 11 1/2% per annum commencing on August 15, 2003, and cash interest will be payable thereafter on February 15 and August 15 of each year, commencing February 15, 2004.

Procedure for Tendering

  To tender Old Notes pursuant to the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to the Expiration Date. Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as defined by Rule 17Ad-15 under the Exchange Act (any of the foregoing hereinafter referred to as an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

  Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein prior to the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  The tender by a holder of Old Notes will constitute an agreement between such holder and Holdings in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

  The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to Holdings.

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of Holdings or any other person who has obtained a properly completed bond power from the registered holder.

  Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender his Old Notes should contact the registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case, signed as the name of the registered holder or holders appears on the Old Notes.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Holdings, evidence satisfactory to Holdings of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by Holdings in its sole discretion, which determination will be final and binding. Holdings reserves the absolute right to reject any and all Old Notes not validly tendered or any Old Notes the acceptance of which would, in the opinion of counsel for Holdings, be unlawful. Holdings also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. Holdings' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as Holdings shall determine. Neither Holdings, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent without cost to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as promptly as practicable following the Expiration Date.

  By tendering Old Notes pursuant to the Exchange Offer, each holder will represent to Holdings that, among other things, (i) such holder is acquiring the New Notes in the ordinary course of its business, (ii) such holder is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in a distribution of such New Notes, (iii) such holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of Holdings and (iv) such holder is not a broker-dealer who acquired Old Notes directly from Holdings to resell pursuant to Rule 144A or any other available exemption under the Securities Act.

Guaranteed Delivery Procedures

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery") (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount at maturity of Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the date of execution of the Notice of Guaranteed Delivery, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal of Tenders

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including required signature guarantees) or be accompanied by documents of transfer sufficient to permit the trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by Holdings, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned by the Exchange Agent to the holder thereof without cost to such holder as promptly as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedure for Tendering" at any time prior to the Expiration Date.

Conditions

  Notwithstanding any other term of the Exchange Offer, Holdings will not be obligated to consummate the Exchange Offer if the New Notes to be received will not be tradeable by the holder, other than in the case of Restricted Holders, without restriction under the Securities Act and the Exchange Act and without material restrictions under the Blue Sky or securities laws of substantially all of the states of the United States. Such condition will be deemed to be satisfied unless a holder provides Holdings with an opinion of counsel reasonably satisfactory to Holdings to the effect that the New Notes received by such holder will not be tradeable without restriction under the Securities Act and the Exchange Act and without material restrictions under the Blue Sky or securities laws of substantially all of the states of the United States. Holdings may waive this condition.

  If the condition described above exists, Holdings will be entitled to refuse to accept any Old Notes and, in the case of such refusal, will return tendered Old Notes to tendering holders of Old Notes.

Exchange Agent

  Bank of Montreal Trust Company, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

By Hand Delivery, Registered or Certified Mail or Overnight Courier:

                        Bank of Montreal Trust Company
                               Wall Street Plaza
                          88 Pine Street, 19th Floor
                           New York, New York 10005
                     Attention: Reorganization Department

Confirm by Telephone: (212) 701-7624

Facsimile: (212) 701-7636

Fees and Expenses

  The fees and expenses of soliciting tenders pursuant to the Exchange Offer will be borne by Holdings. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of Holdings and its affiliates in person, by telegraph or telephone.

  Holdings will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. Holdings, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith.

  The registration expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by Holdings. Holdings has agreed to pay, subject to the instructions in the Letter of Transmittal, all transfer taxes, if any, relating to the sale or disposition of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts at maturity not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

  The New Notes will be recorded in the Company's accounting records at the same carrying values as the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by Holdings upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by Holdings over the term of the New Notes under generally accepted accounting principles.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company on August 13, 1998 and September 30, 1998, and reflects the Offering (after deducting discounts to the Initial Purchasers and expenses of the Offering), the Merger, initial borrowings under the New Credit Facilities, the Equity Contributions, the Network Sale and the Tender Offer. This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical financial statements of the Company and Telemundo and the notes thereto included elsewhere herein. See also "Use of Proceeds."

                                                    August 13, September 30,
                                                       1998        1998
                                                    ---------- -------------
                                                         (In thousands)
    Debt:
      New Credit Facilities:
        Revolving Credit Facility..................  $100,000    $ 81,000
        Tranche A Term Loan........................    25,000      25,000
        Tranche B Term Loan........................   175,000     175,000
      Capital Lease Obligations....................     4,600         --
      10 1/2% Notes................................       300         300
      Old Credit Facility..........................        --         --
      Old Notes....................................   125,000     127,000
                                                     --------    --------
        Total Debt.................................   429,900     408,300
    Minority Interest..............................     5,400       5,400
    Common Stockholders' Equity....................   214,000     213,200
                                                     --------    --------
        Total Capitalization.......................  $649,300    $626,900
                                                     ========    ========

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following presents selected historical consolidated financial data of Telemundo for the five years ended December 31, 1997, and for the nine months ended September 30, 1997, which have been derived from Telemundo's audited consolidated financial statements for the five years ended December 31, 1997 and the unaudited consolidated financial statements for the nine months ended September 30, 1997. The historical financial data for the period January 1, 1998 to August 12, 1998 have been derived from Telemundo's unaudited financial statements for the period January 1 to August 12, 1998. The historical financial data for the period August 13, 1998 to September 30, 1998 have been derived from the Company's unaudited financial statements for the period August 13 to September 30, 1998. In the opinion of management, the unaudited consolidated financial data presented herein reflect all adjustments (consisting of normal recurring accruals only) necessary to fairly present the information for such periods. The historical financial statements prior to August 13, 1998 do not reflect the consummation of the Transactions or the capital structure of the Company following the Transactions and may not be indicative of results that would have been reported had the Transactions occurred nor may it be indicative of the Company's future financial position or operating results.

  The selected historical consolidated financial data should be read in conjunction with "Summary Historical and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical financial statements of the Company and Telemundo and the notes thereto included elsewhere herein.

  Historical financial data for Holdings has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the merger.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                              Reorganization
                              Predecessor(a)                           Predecessor                         Company(b)
                          -----------------------  ------------------------------------------------------ -------------
                                                                                  Nine months  January 1    August 13
                                       Year ended December 31,                       ended         to          to
                          -----------------------------------------------------  September 30, August 12, September 30,
                               1993        1994      1995      1996      1997        1997         1998        1998
                          -------------- --------  --------  --------  --------  ------------- ---------- -------------
                                                           (Dollars in thousands)
Statement of Operations
 Data:
Net revenue.............    $ 177,809    $183,894  $169,148  $202,713  $197,588    $139,427     $124,671     $21,819
Operating income .......       16,597      13,176    14,379    29,292    16,114       3,583        3,595       5,323
Reorganization items....       (2,543)     76,255        --        --        --          --           --          --
Merger related
 expenses...............           --          --        --        --    (1,707)         --       (5,506)         --
Interest expense--net...      (24,411)       (645)  (14,489)  (18,920)  (20,849)    (15,517)     (13,067)     (5,254)
Loss from investment in
 and disposal of
 TeleNoticias...........           --      (1,314)   (6,355)   (5,561)       --          --           --          --
Minority interest.......           --          --        --    (2,125)   (2,808)     (2,106)      (1,898)       (196)
Income (loss) before
 extraordinary item.....      (14,059)     84,049   (10,088)   (1,179)  (13,444)    (17,173)     (19,989)       (819)
Extraordinary item--
 extinguishment of
 debt...................           --     130,482        --   (17,243)       --          --           --          --
Net income (loss).......      (14,059)    214,531   (10,088)  (18,422)  (13,444)    (17,173)     (19,989)       (819)
Other Financial Data:
Capital expenditures....    $   8,485    $ 12,550  $  6,719  $  9,125  $ 11,156    $  8,199     $  6,843     $   484
Depreciation and
 amortization...........       11,469      10,804    11,642    13,311    13,938      10,439        9,024       2,662
Ratio of earnings to
 fixed charges(c).......           --          --        --       1.1x       --          --           --          --
                          Reorganization
                           Predecessor                                                                       Company
                          --------------                                                                  -------------
Balance Sheet Data
 (at end of period)(b):
Working capital.........    $  65,691    $ 32,325  $ 35,541  $ 44,769  $ 44,576                              $19,830
Broadcast licenses and
 other intangible
 assets.................          --       92,792    90,200   132,831   128,366                              578,097
Total assets............      169,657     232,024   224,459   295,560   290,086                              700,978
Long-term debt
 (liabilities subject to
 settlement in 1993)....      326,784     100,724   108,032   179,695   189,081                              408,261
Common stockholders'
 equity (deficiency)....     (214,816)     70,000    60,251    42,893    29,909                              213,194

--------
(a) Prior to 1995, net income (loss) was significantly impacted in certain years by nonrecurring income and expense items related to Telemundo's financial restructuring. Telemundo was recapitalized and adopted fresh start reporting as of December 31, 1994. Consequently, for the years prior to 1995, Telemundo is referred to as the Reorganization Predecessor.

(b) Historical financial data for Holdings has not been provided for periods prior to August 13, 1998 as Holdings did not have any operations or account balances prior to the Merger.

(c) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of net income (loss), before extraordinary items, income taxes and fixed charges. Fixed charges consist of interest expense--net, which includes interest on capital leases, the interest component of operating leases and amortization of deferred financing fees. As a result of the effects of the restructuring referred to in Note (a), the ratio of earnings to fixed charges is not applicable for 1994 and prior periods. Earnings were insufficient to cover fixed charges by approximately $6.6 million, $9.2 million, and $14.0 million, respectively, for the years ended December 31, 1995 and 1997 and the nine months ended September 30, 1997. Earnings were insufficient to cover fixed charges by approximately $16.9 million and $100,000 for the period January 1 to August 12, 1998 and the period August 13 to September 30, 1998, respectively. The seasonality of Telemundo's earnings impacts the ratio of earnings to fixed charges for periods less than one year.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

  The accompanying unaudited pro forma condensed consolidated financial statements give effect to (i) the payment of the merger consideration in connection with the Merger, (ii) the related financings including the Equity Contributions, the New Credit Facilities, the Tender Offer, the Offering and repayment of the Old Credit Facility, (iii) the consummation of the Network Sale and (iv) certain operating items related to the above, including the impact of the Affiliation Agreement with the Network Company.

  The historical information included in the unaudited pro forma condensed consolidated financial statements for the year ended December 31, 1997 have been derived from Telemundo's audited financial statements for the year ended December 31, 1997. The historical information included in the unaudited pro forma condensed financial statements for the nine months ended September 30, 1998 have been derived from Telemundo's unaudited financial statements for the period January 1 to August 12, 1998 and from the Company's unaudited financial statements for the period August 13 to September 30, 1998.

  The unaudited pro forma condensed consolidated statements of operations have been presented as if the Transactions had been consummated on January 1, 1997. The unaudited pro forma condensed consolidated financial statements do not purport to represent what the Company's results of operations would have been if any of the Transactions had actually occurred at any date, nor does such data purport to represent the results of operations for any future period. The pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Selected Historical Financial Data,"
"Management's Discussion and Analysis of Results of Operations and Financial Condition" and historical financial statements of the Company and Telemundo and the notes thereto included elsewhere herein.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          Year ended December 31, 1997
                                 (in thousands)

                                             Pro Forma Adjustments
                                     -----------------------------------------------
                                                                                      Company
                          Telemundo                            Network    Operating     Pro
                          Historical Merger      Financing     Sale(a)   Adjustments   Forma
                          ---------- -------     ---------     --------  -----------  --------
Net revenue.............   $197,588  $   --      $    --       $(62,559)   $   --     $135,029
Incremental revenue from
 Affiliation Agreement..        --       --           --            --      13,807(b)   13,807
                           --------  -------     --------      --------    -------    --------
                            197,588      --           --        (62,559)    13,807     148,836
Costs and expenses:
Direct operating costs..     93,297                             (41,514)                51,783
Selling, general and
 administrative expenses
 other than network and
 corporate..............     38,707                                                     38,707
Network expenses........     30,650                             (30,650)                   --
Corporate expenses......      4,882                                                      4,882
Depreciation and
 amortization...........     13,938    8,111 (c)                 (5,266)                16,783
                           --------  -------     --------      --------    -------    --------
                            181,474    8,111          --        (77,430)       --      112,155
                           --------  -------     --------      --------    -------    --------
Operating income........     16,114   (8,111)         --         14,871     13,807      36,681
Merger related and
 other expenses.........     (1,700)   1,700 (d)                                           --
Interest expense, net of
 interest income........    (20,849)              (19,251)(e)                          (40,100)
                           --------  -------     --------      --------    -------    --------
Income (loss) before
 income taxes and
 minority interest......     (6,435)  (6,411)     (19,251)       14,871     13,807      (3,419)
Income tax provision....     (4,201)                                                    (4,201)
Minority interest.......     (2,808)                                                    (2,808)
                           --------  -------     --------      --------    -------    --------
Net income (loss).......   $(13,444) $(6,411)    $(19,251)     $ 14,871    $13,807    $(10,428)
                           ========  =======     ========      ========    =======    ========


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     Nine months ended September 30, 1998
                                (in thousands)

                                                Pro Forma Adjustments
                                        -----------------------------------------------
                                                                  Network    Operating   Company Pro
                          Historical(1) Merger     Financing      Sale(a)   Adjustments     Forma
                          ------------- ------     ---------      --------  -----------  -----------
Net revenue.............    $146,490    $  --      $    --        $(45,539)   $   --      $100,951
Incremental revenue from
 Affiliation Agreement..         --        --           --             --      13,140(b)    13,140
                            --------    ------     --------       --------    -------     --------
                             146,490       --           --         (45,539)    13,140      114,091
Costs and expenses:
Direct operating costs..      71,379                               (30,017)                 41,362
Selling, general and
 administrative expenses
 other than network and
 corporate..............      31,114                                                        31,114
Network expenses........      18,546                               (18,546)                    --
Corporate expenses......       4,847                                                         4,847
Depreciation and
 amortization...........      11,660     5,530 (c)                  (3,427)                 13,763
                            --------    ------     --------       --------    -------     --------
                             137,546     5,530          --         (51,990)       --        91,086
                            --------    ------     --------       --------    -------     --------
Operating income........       8,944    (5,530)         --           6,451     13,140       23,005
Merger related and other
 expenses...............      (5,506)    5,506 (d)                                             --
Interest expense, net of
 interest income........     (18,321)               (12,979) (e)                           (31,300)
                            --------    ------     --------       --------    -------     --------
Income (loss) before
 income taxes and
 minority interest......     (14,883)      (24)     (12,979)         6,451     13,140       (8,295)
Income tax provision....      (3,805)                                                       (3,805)
Minority interest.......      (2,094)                                                       (2,094)
                            --------    ------     --------       --------    -------     --------
Net income (loss).......    $(20,782)   $  (24)    $(12,979)        $6,451    $13,140     $(14,194)
                            ========    ======     ========       ========    =======     ========

--------
(1) The aggregate of the period from August 13, 1998 to September 30, 1998 and the period from January 1 to August 12, 1998 (Predecessor).


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

 NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

  The unaudited pro forma condensed consolidated financial statements reflect the Merger and related transactions, including (i) the purchase of all of the outstanding common stock and common stock equivalents of Telemundo, net of proceeds from common stock equivalents, (ii) the retirement of approximately $191.7 million face amount of the 10 1/2% Notes, at approximately 113% of face amount pursuant to the Tender Offer, (iii) the repayment of the Old Credit Facility, (iv) $15.7 million of fees and expenses (excluding $14.0 million of debt issuance costs), and (v) the assumption of long-term capital lease obligations.

  As a result of the Merger, assets and liabilities were reflected at fair value, reduced to the extent retained by a previous shareholder of Telemundo, Bastion (15.1% prior to the Merger). The allocation of the net purchase consideration between tangible and intangible assets and liabilities is preliminary. Independent appraisals will be performed to establish the actual fair values.

  The Merger was accounted for using the purchase method of accounting. The purchase consideration of approximately $756 million has been allocated to the net assets acquired based upon preliminary estimates of fair value. The net assets of Holdings were adjusted to reflect the continuing ownership of Bastion (15.1% prior to the merger). This adjustment, a "deemed dividend", represents the difference between the proceeds received for it's ownership interest in Telemundo and it's predecessor basis in Telemundo, adjusted for the network sale. The following is a summary of the estimated fair values of the assets acquired (in thousands):

       Accounts receivable............................................ $ 45,402
       Other current assets (excluding television programming)........   26,812
       Television programming.........................................    8,755
       Property and equipment.........................................   44,320
       Other assets...................................................   16,249
       Broadcast licenses and other intangible assets.................  579,930
       Accounts payable...............................................   12,329
       Accrued liabilities............................................   32,242
       Long-term debt.................................................  425,319
       Other non-current liabilities..................................   32,174
       Minority interest..............................................    5,391
       Stockholders' equity...........................................  214,013

  The carrying value of accounts receivable, other current assets, television programming, property and equipment, other assets, accounts payable, accrued liabilities, other non-current liabilities and minority interest were considered to closely approximate fair value. The allocation of the purchase consideration to broadcast licenses and other intangible assets is preliminary. Independent appraisals will be performed to establish the actual fair values. A 40 year life was used to amortize broadcast licenses, and other intangible assets.

  (a) Reflects consummation of Network Sale for $74.0 million, which resulted in no gain as the Network Company's assets and liabilities were adjusted to fair value as part of the Merger. Network direct operating costs consisted solely of programming and production costs for network programming. Network expenses include costs associated with the network sales force, network engineering and other technical network departments, network research, network sales support and business development, affiliate relations and network general and administrative costs. All of these network costs will no longer be incurred by the Company as a result of the Network Sale.

  (b) Reflects impact of Affiliation Agreement with the Network Company, which determines the allocation of revenues to the entities, among other things. Pursuant to the Affiliation Agreement, the Network Company provides network programming to the Company, and the Company and the Network Company pool and allocate local, national spot and network advertising revenues based upon a formula ("Station Compensation Pool"). The Station Compensation Pool consists of the following revenue sources (collectively, the "Aggregate Net Advertising Receipts"): (i) 61% of the net advertising revenues received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming); and (ii) 100% of the net advertising revenues received by the Company (excluding WKAQ in Puerto Rico) from the sale of "spot" and local advertising time and local and national block time. The Station Compensation Pool is shared between the Company and the Network Company, with the Company's allocation based on the following formula: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the initial year, the threshold levels (i.e., $130 million and $230 million) will be increased 3% annually. Although there is no simple threshold above which increases in advertising revenue will result in the Company receiving less from the Station Compensation Pool than it contributed, whether the Company receives less revenue than it contributed to the revenue sharing pool depends on the relationship between (a) the relative portion each party contributed to the pool and (b) the overall size of the pool (which determines the allocation percentage). In general, as the amount of pooled revenue increases, the percentage of incremental revenue allocated to the Company decreases, pursuant to the formula noted above. The pro forma impact on net revenue is as follows (in millions):

                                                                        Nine
                                                                Year   months
                                                               ended    ended
                                                              12/31/97 9/30/98
                                                              -------- -------
   Network net revenue.......................................  $62.6    $45.5
   Adjustment to eliminate non-advertising revenue
    components...............................................    1.1      4.0
   Network revenue from August 13 to September 30, 1998......    --       4.8
                                                               -----    -----
   Net advertising revenues received by Network Company......   63.7     54.3
   @ 61%.....................................................   38.9     33.1
   100% of U.S. station group net advertising revenue *......   86.3     66.9
                                                               -----    -----
   Total shared revenue......................................  125.2    100.0
   80% of first $130 million.................................  100.1     80.0
   U.S. station group revenue prior to revenue sharing.......  (86.3)    66.9
                                                               -----    -----
   Incremental revenues pursuant to revenue sharing..........  $13.8    $13.1
                                                               =====    =====

*U.S. station group net advertising revenue is after deducting WKAQ-Puerto Rico revenue of $48.6 million and $34.1 million for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

  All advertising revenue subject to allocation is net of uncollectible amounts.

  (c) Reflects the impact on depreciation and amortization resulting from the Merger. A 40 year life was used for broadcast licenses and all other intangible assets (in millions):

                                                                        Nine
                                                                Year   months
                                                               ended    ended
                                                              12/31/97 9/30/98
                                                              -------- -------
   Historical depreciation and amortization..................  $(13.9) $(11.7)
   Network depreciation and amortization.....................     5.3     3.4
                                                               ------  ------
                                                                 (8.6)   (8.3)
   Amortization of broadcast licenses and other intangible
    assets...................................................    14.5    10.9
   Depreciation of property and equipment....................     2.2     2.9
                                                               ------  ------
   Pro forma adjustment......................................  $  8.1  $  5.5
                                                               ======  ======

  The allocation of the purchase consideration to broadcast licenses and other intangibles assets is preliminary. Independent appraisals will be performed to establish the actual fair values and estimated useful lives. The Company expects the appraisals to be completed during February 1999. The Company estimates the substantial majority of the intangible asset value identified will be broadcast licenses. Other intangible assets which the Company estimates may represent up to approximately 15% of intangible asset value, may include, among others, advertiser base and the Affiliation Agreement. If the appraisal indicates that 15% of the intangible asset value were other than broadcast licenses (for which a 40 year life will be used), and a 10 year weighted-average useful life was deemed appropriate for intangible assets other than broadcast licenses, the effect would be an additional $6.6 million and $4.9 million of depreciation and amortization for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

  (d) To eliminate non-recurring Merger related costs (investment advisory, legal, accounting and other fees) incurred by Telemundo.

  (e) Adjustment to reflect pro forma interest expense (in millions):

                                                                         Nine
                                                                 Year   months
                                                                ended    ended
                                                               12/31/97 9/30/98
                                                               -------- -------
   New Credit Facilities (at average interest rate of 7.8%)..   $23.4    $17.6
   Other, net................................................     0.2      0.1
                                                                -----    -----
   Cash interest expense.....................................    23.6     17.7
   Old Notes ($125.0 million gross proceeds at interest rate
    of 11 1/2%)..............................................    14.8     12.3
   Amortization of debt issuance costs.......................     1.7      1.3
                                                                -----    -----
   Pro forma total interest expense..........................    40.1     31.3
   Historical interest expense...............................    20.8     18.3
                                                                -----    -----
   Pro forma adjustment......................................   $19.3    $13.0
                                                                =====    =====

  For the New Credit Facilities, the impact of a 0.125% change in the average interest rate is approximately $375,000 and $281,000 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

  The Company is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates seven full-power UHF stations serving the seven largest Hispanic Market Areas in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, San Antonio and Houston. Four of these markets are among the five largest general Market Areas in the United States. The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico.

  Prior to the Merger, Telemundo produced or acquired and distributed its network programming through the Telemundo Network to Telemundo's owned and operated stations and network affiliates. The Telemundo network's average share of the weekday Spanish-language television network audience has declined significantly to 16% in the second quarter of 1998 as compared to 26% in the first quarter of 1996. The Company believes that this overall decline in audience share has been principally the consequence of difficulties encountered in acquiring and developing programming to compete effectively with Univision's prime-time programming. The Company determined that it would likely be able to compete more effectively by allying itself with one or more strategic partners who could provide it with the programming, capital and other resources necessary to aggressively pursue the U.S. Spanish-language television audience. Discussions with potential strategic partners resulted in the Merger and the related transactions. Holdings had no operations prior to the Merger.

  In connection with the Merger, the Company sold its network operations, which consisted of substantially all of the programming and production assets and the related liabilities of the Telemundo Network, to the Network Company. The Company also entered into the Affiliation Agreement, pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues pursuant to a revenue sharing arrangement. As a result, the Company is no longer required to bear any costs or expenses related to, or fund or make capital expenditures in connection with, the development of network programming or the operations of the Telemundo Network. The Network Company currently serves 63 markets in the United States, including the 37 largest Hispanic markets, and reaches approximately 85% of all U.S. Hispanic households.

  The primary source of revenues for the Company is a formula-based allocation of combined local, national spot and network advertising revenues (the "Station Compensation Pool") generated by the Company and the Network Company pursuant to the terms of the Affiliation Agreement. The Station Compensation Pool consists of the following revenue sources (collectively, the "Aggregate Net Advertising Receipts"): (i) 61% of the net advertising revenues received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming); and (ii) 100% of the net advertising revenues received by the Company (excluding WKAQ in Puerto Rico) from the sale of "spot" and local advertising time and local and national block time. The Station Compensation Pool is shared between the Company and the Network Company, with the Company's allocation based on the following formula: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the initial year, the threshold levels (i.e., $130 million and $230 million) will be increased 3% annually. See "Business--Affiliation Agreement." The Company does not control the Network Company. See "Risk Factors--Network Sale; Dependence on Programming; Affiliation Agreement."

  As a result of the revenue sharing arrangement and the reduction in operating costs resulting from the Network Sale, the Company expects to be able to apply greater cash resources to improve its local programming, marketing and advertising efforts.

  Seasonal revenue fluctuations are common in the television broadcasting industry and the Company's revenue, particularly in Puerto Rico, reflects seasonal patterns with respect to advertiser expenditures. The first quarter generally produces the lowest level of revenue due to the reduced demand for advertising time. Because costs are more ratably spread throughout the year, the impact of this seasonality on operating income is more pronounced during the first quarter.

  Pursuant to the Merger, Telemundo became a wholly owned subsidiary of Holdings on August 12, 1998. The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of purchase accounting, the accompanying financial statements of the Predecessor (for purposes of management's discussion and analysis of results of operations and financial condition ("MD&A"), the term "Predecessor" refers to Telemundo prior to the Merger and related transactions) and the Company are not comparable in all material respects since the financial statements to which MD&A relates, report financial position, results of operations, and cash flows of these two separate entities.

Results of Operations

 Nine months ended September 30, 1998 and 1997

  For the nine months ended September 30, 1997, the Predecessor's results include the operations of the Telemundo Network and do not reflect Merger related transactions for these periods. Consequently, the results for the nine months ended September 30, 1997 are not comparable to the 1998 periods, which reflect the Merger and related transactions, including the impact of the Network Sale and the Affiliation Agreement from August 13, 1998 to September 30, 1998. Accordingly, MD&A for the 1998 period as compared to the respective 1997 period has been presented on a historical basis and has been supplemented with certain pro forma disclosures. The pro forma results of operations for the nine months ended September 30, 1998 and 1997 include the pro forma impact of the Network Sale, the Affiliation Agreement, interest expense on the Company's new indebtedness, amortization of broadcast licenses and other intangible assets, Merger related financing costs, and the impact of other Merger related transactions as if these transactions had occurred on January 1, 1997. The pro forma results of operations for the nine months ended September 30, 1998 and 1997 are not necessarily indicative of what would have occurred if the Merger and related transactions had taken place on January 1, 1997.

  Net revenue for the nine months ended September 30, 1998 and 1997 was as follows (in thousands):

                                                        Nine Months Ended
                                                          September 30,
                                                        -----------------
                                                          1997   1998(a)  Change
                                                        -------- -------- ------
Net Commercial Air Time:
 Continental U.S.:
  Network and National Spot............................ $ 57,831 $ 56,812   (2)%
  Local................................................   30,282   34,178   13%
  Incremental Revenue from Affiliation Agreement.......      --     2,674   --
                                                        -------- --------
                                                          88,113   93,664    6%
 Puerto Rico...........................................   29,835   30,591    3%
                                                        -------- --------
                                                         117,948  124,255    5%
Other..................................................   21,479   22,235    4%
                                                        -------- --------
                                                        $139,427 $146,490    5%
                                                        ======== ========

--------
(a) The aggregate of the period from August 13, 1998 to September 30, 1998 and the period from January 1, 1998 to August 12, 1998 (Predecessor) (the "1998 Combined Periods.")

  The decrease in network and national spot revenue for the nine months ended September 30, 1998, as compared to the corresponding period of 1997, is primarily the result of the Network Sale. Excluding network revenue, national spot revenue would have decreased by 5% for the nine month period ended September 30,

1998. This was a result of a decline in overall average audience shares, offset in part by continued strong growth in the overall Spanish-language television market. The increase in local revenue is primarily the result of an increase at KVEA-Los Angeles, where growth in the local Spanish-language television market, coupled with increases in audience shares, led to increased local revenue.

  The Company believes that the overall decline in audience share previously noted has been in part the consequence of difficulties the Predecessor encountered in acquiring and developing programming to compete effectively with its principal competitor's prime-time programming. Although there can be no assurance, the Company believes that as a result of the Merger and related transactions, including the Affiliation Agreement, it will likely be able to compete more effectively with expanded programming options.

  The increase in commercial air time revenue in Puerto Rico for the nine months ended September 30, 1998 was a result of WKAQ maintaining its dominant audience share in an advertising market which grew slightly, offset in part by advertisers reducing their spending while business and services, including electricity, were disrupted due to damage caused by Hurricane Georges in September 1998.

  Incremental Revenue from Affiliation Agreement relates to an allocation of pooled revenue received pursuant to the Affiliation Agreement, in excess of revenue generated by the Company's owned and operated stations.

  Other revenue increased by 4% for the nine months ended September 30, 1998, from the corresponding period of the prior year, which was primarily due to sales of blocks of broadcast time at higher rates.

  On a pro forma basis, net revenue would have increased by $8.8 million, for the nine months ended September 30, 1998 from the corresponding period of the prior year. This would primarily have been a result of an increase in network revenue, which would have been included in the allocation of pooled revenue received pursuant to the Affiliation Agreement, as well as the increase in local revenue, decrease in national spot revenue, increase in other revenue and increase in Puerto Rico commercial air time revenue as discussed above.

  Direct operating costs decreased by 4% for the 1998 Combined Periods from the corresponding period of the prior year as a result of the Network Sale. Network direct operating costs consisted solely of programming and production costs for network programming. Excluding those costs relating to the network, direct operating costs would have increased by 6%, for the nine months ended September 30, 1998. This was primarily the result of an increase of $2.3 million in station programming and production expenses related to the increase in costs incurred to produce and acquire station programming including WKAQ-Puerto Rico. As part of the Affiliation Agreement, each of the Network and Station Group agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in the future. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results
(i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year. If the Company meets such financial tests and does not elect to defer a portion of such expenditures, the Company will incur levels of non-network expenditures which are greater than non-network expenditures historically incurred by the Company's owned and operated stations. Any such expenditures on the part of the Company are subject to the Network Company having incurred its respective expenditures. In addition, the Company will continue to incur non-network programming expenditures in connection with its owned and operated stations, including all programming expenditures for WKAQ-Puerto Rico. However overall programming expenditures will be reduced from historical Predecessor levels as a result of the Network Company incurring all network programming costs.

  Selling, general and administrative expenses other than network and corporate increased by 8% for the 1998 Combined Periods, from the corresponding period of the prior year. This was primarily the result of greater sales commissions and other costs related to the increase in revenue and an increase in general and administrative expenditures. Pursuant to the Affiliation Agreement, the Company may be required to incur, under certain circumstances, levels of marketing and promotional expenditures which are greater than marketing and promotional expenditures historically incurred by the Company's owned and operated stations.

  Network expenses, which represent costs associated with the network sales force, network engineering and other technical network departments, network research, network sales support and business development, affiliate relations and network general and administrative costs, decreased by 1% for the nine month period ended September 30, 1998, from the corresponding period of the prior year. Pursuant to the Network Sale, the Company will not incur these costs.

  Corporate expenses increased by $1.3 million for the 1998 Combined Periods from the corresponding period of the prior year. This was primarily the result of an increase in executive performance-based compensation and additional legal costs.

  Depreciation and amortization increased by $1.2 million for the 1998 Combined Periods from the corresponding period of the prior year. This was a result of the amortization of broadcast licenses and other intangible assets recorded as a result of applying the purchase method of accounting to the Merger.

  Merger related expenses include investment banking, legal, accounting and other costs incurred during the nine months ended September 30, 1998 for services provided to the Company in connection with the Merger.

  Interest expense, net of interest income, for the 1998 Combined Periods, totaled $18.3 million, as compared to $15.5 million for the corresponding period of the prior year. Interest expense for the period January 1 through August 12, 1998 includes (i) interest accrued and accreted on the 10 1/4% Notes which were outstanding during the period through August 12, 1998 (approximately 99.8% of which were tendered in a repurchase offer on February 26, 1996), (ii) interest accrued and accreted on the 10 1/2% Notes (approximately 99.9% of which were tendered pursuant to the Tender Offer on August 12, 1998), (iii) amortization of deferred issuance costs for the 10 1/2% Notes, and (iv) interest and fees on the Old Credit Facility. Interest expense for the period August 13, 1998 through September 30, 1998 includes:
(i) interest and fees accrued and paid on the New Credit Facilities providing for aggregate borrowings of up to $350.0 million, at an average interest rate of 7.74% during the period, (ii) interest accreted on the Notes which were issued at a discount and structured to produce a yield to maturity of 11 1/2% per annum, and (iii) amortization of deferred issuance costs for the New Credit Facilities and the Senior Discount Notes. Interest expense was offset by interest income of $79,000 for the period August 13, 1998 to September 30, 1998, $180,000 for the period January 1, 1998 to August 12, 1998 and $188,000 for the nine months ended September 30, 1997.

  The income tax provision recorded in each of the periods related to WKAQ, which is taxed separately under Puerto Rico income tax regulations, withholding taxes related to intercompany interest, and certain state income and franchise taxes. The Company is in a net operating loss position for federal income tax purposes. The Company's use of its NOLs incurred prior to December 31, 1994 are subject to certain limitations imposed by Section 382 of the Code and their use will be limited. As a result of the Merger, the Company's NOL's incurred from January 1, 1995 to August 12, 1998 will be subject to Section 382 Limitations.

  The Internal Revenue Service ("IRS") has examined the Predecessor's 1994 and 1995 federal income tax returns. Adjustments and assessments as a result of the audit are immaterial to the Company's consolidated financial position and results of operations. The adjustments did not result in any further limitation to the Company's available NOL's and certain disallowed deductions will be taken in tax returns subsequent to the 1994 and 1995 returns.

  Minority interest represents the accounting impact of distributions to the 25.5% partner in Video 44, which is based on a minimum annual preferred distribution to such partner.

 Fiscal years ended December 31, 1997, 1996 and 1995

  Net revenue for each of the three years in the period ended December 31, 1997 was as follows:

                           Year Ended          Year Ended           Year Ended
                          December 31,        December 31,         December 31,
                              1995     Change     1996     Change      1997
                          ------------ ------ ------------ ------  ------------
                                           (Dollars in thousands)
Net Commercial Air Time:
 Continental U.S.:
  Network and National
   Spot.................    $ 67,938    22%     $ 82,741     -- %    $ 82,828
  Local.................      38,888    22%       47,345    (12)%      41,572
                            --------            --------             --------
                             106,826    22%      130,086     (4)%     124,400
 Puerto Rico............      37,830    16%       43,741      1 %      44,012
                            --------            --------             --------
                             144,656    20%      173,827     (3)%     168,412
Other Revenue...........      24,492    18%       28,886      1 %      29,176
                            --------            --------             --------
                            $169,148    20%     $202,713     (3)%    $197,588
                            ========            ========             ========

  The increase in network and national spot revenue in 1997 is the result of the continued growth in the overall Spanish-language television market and the acquisition of WSNS-TV in Chicago, offset by a decline in audience share. Excluding the impact of WSNS, which is reflected in the financial statements effective February 27, 1996, network and national spot revenue would have decreased by 1% in 1997. The increase in network and national spot revenue in 1996 was the result of the growth in the overall Spanish-language television market, the acquisition of WSNS-TV, and increases in audience share for the relevant ratings periods. Excluding the impact of WSNS, network and national spot revenue would have increased by 13% in 1996.

  The decrease in local revenue in 1997 is primarily the result of the decline in audience share which impacted all stations, most significantly KVEA-Los Angeles and WSCV-Miami. Local revenue was also impacted by the operations of WSNS being included for the entire year in 1997. Excluding the impact of WSNS, local revenue would have decreased by 14%. The increase in local revenue in 1996 was the result of an increase at KVEA-Los Angeles and other major owned and operated stations, related to increases in audience shares for the relevant ratings periods, and the acquisition of WSNS. Excluding the impact of WSNS, local revenue would have increased by 7% in 1996.

  The Predecessor's average share of the weekday Spanish-language television network audience for each of the first through fourth quarters of 1997 was 18% and was 26%, 23%, 23% and 21%, respectively, for the first through fourth quarters of 1996. A change in audience share typically has a delayed impact on revenue.

  The increase in commercial air time revenue in Puerto Rico in 1997 is the result of WKAQ maintaining its dominant audience share in a market which grew slightly. The increase in 1996 was the result of an increase in WKAQ's prime time audience share and growth in the overall market, due in part to political advertising.

  Other revenue increased in 1997 primarily as a result of an increase in international program sales and the impact of WSNS, which was offset by the decline in sales of blocks of broadcast time to independent programmers. Excluding the impact of WSNS, other revenue would have decreased by 1%. Other revenue increased in 1996 primarily due to sales of blocks of broadcast time and the acquisition of WSNS. Excluding the impact of WSNS, other revenue would have increased by 9% in 1996.

  Direct operating costs increased $6.3 million or 7% in 1997, which primarily reflects an increase of $5.6 million in programming and production expenses related to the increase in costs incurred to produce and acquire network and station programming, including those at WKAQ, and the impact of including the costs of WSNS for the entire year. Network direct operating costs consisted solely of programming and production costs for network programming. Excluding the impact of WSNS, direct operating costs would have increased by 6%. The

$8.4 million or 11% increase in 1996 primarily reflected an increase of $7.9 million in programming costs related to the increase in costs incurred to produce and acquire network and station programming, as well as costs attributable to WSNS. Excluding WSNS, direct operating expenses would have increased by 8% in 1996.

  Selling, general and administrative expenses, other than network and corporate expenses, decreased $1.2 million or 3% in 1997, which is primarily the result of the Predecessor undertaking cost reduction efforts, particularly at the station group, and was offset in part by the impact of the acquisition of WSNS. Excluding WSNS, selling, general and administrative expenses would have decreased by 4%. The $5.6 million or 16% increase in 1996 primarily reflected the acquisition of WSNS. Excluding WSNS, selling, general and administrative expenses would have increased by 2% in 1996.

  Network expenses, which represent costs associated with the network sales force, network engineering and other technical network departments, network research, network sales support and business development, affiliate relations and network general and administrative costs, increased by $1.8 million or 6% in 1997 which primarily reflects increases in advertising and promotion efforts. Network expenses increased by $3.0 million or 12% in 1996 primarily as a result of the provision of $3.8 million to the allowance for doubtful accounts relating to a particular client due to the doubtful collectibility of this account.

  Corporate expenses increased by $511,000 in 1997 which is primarily a result of a full year of compensation and operating expenses associated with an additional corporate office and increased legal costs, offset in part by a decrease in executive incentive compensation. Corporate expenses decreased by $29,000 in 1996, which was primarily a result of an increase in executive incentive compensation more than offset by other expense savings.

  Depreciation and amortization expense increased by $627,000 or 5% in 1997 which reflects an increase in fixed asset additions and the impact of a full year of WSNS. Depreciation and amortization expense increased $1.7 million or 14% in 1996 which was primarily the result of the addition of WSNS.

  The Predecessor incurred Merger related expenses of $1.7 million in 1997.

  Interest expense, net of interest income, in 1997 totaled $20.8 million as compared to $18.9 million and $14.5 million in 1996 and 1995, respectively. Interest expense in 1997 and 1996 includes (i) interest accrued and accreted on the 10 1/2% Notes, which were issued on February 26, 1996 at a discount and were structured to produce a yield to maturity of 10 1/2% per annum, (ii) amortization of deferred issuance costs for the 10 1/2% Notes, (iii) interest and fees associated with the Old Credit Facility, and (iv) interest accrued and accreted on the 10 1/4% Notes (approximately 99.8% of which were tendered in a repurchase offer on February 26, 1996). Interest expense was offset by $303,000 and $304,000 of interest income in 1997 and 1996, respectively. Interest expense in 1995 primarily represents interest on the Predecessor's 10 1/4% Notes, and is offset by $268,000 of interest income.

  Net loss from investment in TeleNoticias of $3.1 million and $6.4 million in 1996 and 1995, respectively, represented the Predecessor's 42% share of TeleNoticias' net loss and related costs. In addition, the loss on disposal of TeleNoticias of $2.4 million in 1996 resulted from the disposal of the Predecessor's interests in TeleNoticias on June 26, 1996 (see Note 4 of "Notes to Consolidated Financial Statements" contained elsewhere herein).

  The income tax provision recorded in each of the periods relates to WKAQ, which is taxed separately under Puerto Rico income tax regulations, withholding taxes related to foreign operations, and certain state income and franchise taxes.

  Minority interest represents distributions to the 25.5% partner in Video 44, which is based on a minimum preferred distribution to such partner.

  The extraordinary loss on extinguishment of debt in 1996 is related to the repurchase of 10 1/4% Notes.

Liquidity and Sources of Capital

  The Company's cash flows provided from (used in) operating activities were $21.6 million for the 1998 Combined Periods and $(6.8) million for the nine months ended September 30, 1997. The increase was primarily the result of the net effect of the Network Sale including the collection of network operations receivables and the servicing of network operations liabilities which were retained as part of the Network Sale, certain accrued Merger related costs and the increase in operating income before depreciation and amortization. The Predecessor's cash flows from operating activities were $486,000 for 1997 as compared to $24.7 million for 1996 and $11.6 million for 1995. The decrease in 1997 is the result of a decrease in operating income before depreciation and amortization and the net effect of changes in certain asset and liability accounts. The increase in 1996 was the result of the improvement in operating income before depreciation and amortization and the net effect of changes in certain asset and liability accounts, including WSNS's initial working capital requirements.

  The Company had working capital of $19.8 million at September 30, 1998.

  Capital expenditures of approximately $11.2 million were made during 1997 for the replacement and upgrading of equipment, expanding production capabilities and upgrading facilities. Capital expenditures of approximately $7.3 million were made by the Company and the Predecessor during the nine months ended September 30, 1998 for the replacement and upgrading of equipment and upgrading of facilities. Of these amounts, $6.2 million and $3.5 million, were made during 1997 and the nine months ended September 30, 1998, respectively, with respect to network operations. As a result of the Network Sale, the Company no longer has capital expenditure requirements with respect to network operations. On a pro forma basis after giving effect to the Transactions, the Company expects capital expenditures of $6.0 million in 1998, including expenditures related to the commencement of conversion to DTV. The Company expects increased capital expenditures in 1999 related to the continued conversion to DTV.

  The Predecessor's principal sources of liquidity were cash from operations and the Old Credit Facility. As a result of the Merger, the Company has a new capital structure which includes a $150 million Revolving Credit Facility as a component of the New Credit Facilities. The Company plans on financing interim cash needs through cash generated from operations and the Revolving Credit Facility, under which there was $69 million available at September 30, 1998. The Company does not presently anticipate the need to obtain any additional financing to fund operations.

  The New Credit Facilities consist of a $25 million amortizing term loan (the "Tranche A Term Loan") with a final maturity of September 30, 2005, a $175 million amortizing term loan (the "Tranche B Term Loan") with a final maturity of March 31, 2007 and a $150 million revolving credit facility (the "Revolving Credit Facility") with a final maturity of September 30, 2005.

  The Tranche A Term Loan amortizes quarterly beginning December 31, 1999 and the scheduled principal repayments increase each year. The Tranche B Term Loan requires equal quarterly payments beginning December 31, 1999, with a $162.3 million balloon payment due March 31, 2007. The Revolving Credit Facility has scheduled annual reductions in availability beginning December 31, 2001.

  The Tranche A Term Loan and the Revolving Credit Facility bear interest based upon either the Eurodollar (LIBOR) rate or the Alternative Base Rate (greater of the prime rate or federal funds rate plus 0.5%), plus an interest rate margin determined by reference to the ratio of Telemundo's debt to EBITDA (as defined) for the four fiscal quarters most recently concluded (the "Leverage Ratio"). The interest rate margins applicable to Eurodollar borrowing range from 0.75% to 1.875% per annum. The interest rate margins applicable to Alternative Base Rate borrowing range from zero to 0.875%. At September 30, 1998, the interest rate applicable to the Tranche A Term Loan and the Revolving Credit Facility was 7.56% and 7.47%, respectively, which includes an interest rate margin of 1.875%. The Revolving Credit Facility also provides for payment of a commitment fee of 0.5% per annum of the unused portion, which may be reduced based upon the Leverage Ratio.

  The interest rate margins applicable to the Tranche B Term Loan Eurodollar borrowing and Alternate Base Rate borrowing is fixed at 2.125% and 1.125%, respectively. At September 30, 1998, the interest rate applicable to the Tranche B Term Loan was 7.81%, which includes an interest rate margin of 2.125%. Pursuant to the New Credit Facilities, Telemundo is required to hedge the interest rate on a portion of the New Credit Facilities. Accordingly, Telemundo entered into a fixed rate for LIBOR swap transaction fixing a 5.145% Eurodollar equivalent interest rate on $100 million principal amount, effective from September 29, 1998 to August 13, 2003. Effective December 1, 1998, based upon the Leverage Ratio, the interest rate margin applicable to the Tranche A Term Loan and Revolving Credit Facility Eurodollar borrowings was reduced to 1.5% and the commitment fee was reduced to 0.375% of the unused portion of the Revolving Credit Facility.

  The Old Notes were, and the New Notes will be, issued at a substantial discount and were structured to produce a yield to maturity of 11 1/2% per annum. The Notes begin accruing cash interest on August 15, 2003. Interest becomes payable February 15, 2004. The Notes will mature on August 15, 2008.

  The New Credit Facilities and the Notes require the Company to maintain certain financial ratios and impose on the Company certain limitations or prohibitions, including (i) the incurrence of indebtedness or the guarantee or assumption of indebtedness; (ii) the creation or incurrence of mortgages, pledges or security interests on the property or assets of the Company or any of its subsidiaries; (iii) the sale of assets of the Company or any of its subsidiaries; (iv) the merger or consolidation of the Company; (v) the payment of dividends or the redemption or repurchase of any capital stock or subordinated indebtedness of the Company; (vi) limitations on change of control; and (vii) investments and acquisitions. See "Description of Certain Indebtedness--New Credit Facilities" and "Description of the Notes."

Year 2000

  The Company has developed plans, utilizing internal resources, to ensure its information systems are capable of properly utilizing dates beyond December 31, 1999. Since January 1, 1997, the Company has upgraded or replaced many of its accounting and traffic computer systems, including the conversion to new software which is Year 2000 compliant at a total cost of approximately $450,000. Additionally, the Company has evaluated its other principal computer systems and determined they are substantially Year 2000 compliant. The Company does not expect to incur more than an additional $250,000 in connection with the Year 2000 issue.

  The Company is also seeking to work with its relevant customers, suppliers and other service providers to ensure their systems are Year 2000 compliant. If any of the Company's customers are not Year 2000 compliant, the Company could, among other things, experience delays in collections of accounts receivable. Further, Year 2000 non-compliance could adversely affect the overall operations of the Company's customers, which could result in reduced demand for advertising time. Although the impact on the Company caused by the failure of its significant customers, suppliers and other service providers to achieve Year 2000 compliance in a timely and effective manner is uncertain, the Company's business and results of operations could be materially adversely affected by such failure. The amount of potential liability and lost revenue has not been estimated. However, the Company does not believe that the most reasonably likely worst case Year 2000 scenario would significantly impact the Company. Accordingly, the Company does not believe it is necessary to develop a contingency plan at this time. The Company will continuously monitor the need for a contingency plan as it acquires additional information regarding the Year 2000 compliance programs of its customers, suppliers and other service providers.

Recent Accounting Pronouncements

  During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 provides guidance for the presentation and display of comprehensive income. SFAS 131 establishes standards for disclosure of operating segments, products, services, geographic areas and major customers. The Company is required to adopt both standards for its fiscal year ending December 31, 1998. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on the presentation of the Company's financial statements, but may require additional disclosure.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance but must be adopted as of the first quarter of fiscal years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the related hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on the earnings and financial position of the Company.

                                   BUSINESS

  The Company is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates seven full-power UHF stations serving the seven largest Hispanic Market Areas in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, San Antonio and Houston. Four of these markets are among the five largest general Market Areas in the United States. The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico. The Company's stations broadcast a wide variety of network programming, including movies, telenovelas (soap operas), talk shows, entertainment programs, national and international news, music and sporting events. In addition, the Company supplements its network programming with local programming focused on local news and community events.

U.S. Hispanic Market Overview

 Market Demographics

  Hispanics are one of the fastest growing segments of the U.S. population. According to the U.S. Census Bureau, the U.S. Hispanic population has grown from an estimated 14.6 million people, or 6.4% of the U.S. population in 1980, to 28.7 million people, or 10.7% of the U.S. population in 1997. The Hispanic population in the United States, the fifth largest Hispanic population in the world, is growing at approximately five times the rate of the non-Hispanic population. By the year 2010, the Hispanic population in the United States is projected by the U.S. Census Bureau to reach approximately 41.1 million people, accounting for approximately 13.8% of the total population of the United States, which would represent the country's largest minority group.

  The U.S. Hispanic population is highly concentrated geographically, with over 50% of all Hispanics residing in the seven largest Hispanic Market Areas. In addition, Hispanic households in the United States on average tend to be larger than non-Hispanic households, averaging 3.5 persons compared to 2.6 persons for all U.S. households. The U.S. Hispanic population is also younger, with an average age of 27 years compared to 35 years for the entire population, and spends a greater percentage of their total household income on consumer products than non-Hispanic households.

 Importance of Spanish-Language Media, Especially Television

  Hispanics in the United States historically have tended to retain Spanish as their dominant language. The 1997-1998 Nielsen Enumeration Study indicates that approximately 48% of U.S. Hispanic households speak predominantly Spanish. Consequently, many Hispanics in the United States rely on Spanish-language media as an important, and often the exclusive, source of news and information as well as entertainment. Approximately 80% of U.S. Hispanic television households view Spanish-language television, and aggregate viewing of Spanish-language television increased by approximately 33% from 1993 to 1997, as compared to a decrease of approximately 13% for the general market English-language television broadcast networks during the same period. As a result, the Company believes that major advertisers such as The Procter & Gamble Co., AT&T Corp., Sears, Roebuck & Co., General Motors Corporation and McDonald's Corporation have found that Spanish-language advertising is a more cost-efficient means to target this growing audience than English-language broadcast media. See "--Sales and Marketing."

 Advertising Market

  The annual purchasing power of Hispanics is in excess of $260 billion. With the continuing growth of the Hispanic market, advertisers have substantially increased their use of Spanish-language media, particularly television. According to Hispanic Business Magazine, total advertising expenditures directed towards Spanish-language media were estimated to have increased from approximately $830 million in 1993 to approximately $1.4 billion in 1997, representing a compounded annual growth rate of 14% over the four-year period. More recently, total advertising expenditures directed towards Spanish-language media increased approximately 17% from 1996 to 1997, with over half of these expenditures spent on Spanish-language television. Despite the rapid growth, advertising expenditures directed to the Hispanic television market still represent less than 1.7% of all television advertising in the United States. Based on Nielsen TV data, however, the Company estimates that approximately 4% of total television viewing is of Spanish-language television. The Company believes that this disparity will narrow as advertisers continue to increase their advertising expenditures on Spanish-language television and as more information on the Hispanic market becomes available.

  The Company believes that advertising should continue to grow significantly as new advertisers enter the Hispanic market and existing advertisers increase the percentage of their budgets directed towards Spanish-language television.

Affiliation With Sony Pictures and Liberty

  The Company is owned by Sony Pictures, Liberty and Station Partners, LLC. Each of Sony Pictures and Liberty have made significant investments to acquire their interests in the Company and the Network Company and have agreed to make additional significant contributions of capital and other resources to the Network Company. Sony Pictures, a subsidiary of Sony Corporation, is a global entertainment company whose operations include motion picture production and distribution, television channels, production and syndication and home entertainment. Sony Pictures has demonstrated its expertise in television programming and marketing and currently has ownership interests in 24 international television channels, nine of which are in Latin America. The Company has been advised that Sony Pictures expects its Telemundo investment to be an integral part of Sony Pictures' strategy to serve domestic and international Spanish-language markets.

  Liberty is the programming unit of Tele-Communications, Inc. ("TCI"), one of the leading cable and telecommunications companies in the United States, and owns interests in numerous globally-branded entertainment and electronic retailing networks. Liberty invests in and manages entities engaged in the production, acquisition and distribution of branded entertainment and informational programming and software, including multimedia products. On June 24, 1998, TCI and AT&T Corp. ("AT&T") announced that they had entered into an Agreement and Plan of Restructuring and Merger pursuant to which TCI will become a wholly owned subsidiary of AT&T (the "AT&T/TCI Merger"). In addition, TCI announced its intention to combine Liberty and TCI Ventures Group concurrently with the consummation of the AT&T/TCI Merger. Immediately following the AT&T/TCI Merger, AT&T will issue separate tracking stock to holders of Liberty to continue the holders' interest in Liberty. The consummation of these transactions is subject to certain regulatory approvals and there can be no assurance that these transactions will be consummated.

  The Company expects that Sony Pictures and Liberty will provide (i) a source of high-quality network programming, (ii) access to significant national sales and marketing resources, and (iii) greater market penetration through increased cable television coverage.

  Source of High-Quality Programming. Pursuant to the Affiliation Agreement, the Network Company provides all network programming to the Company, the expenses associated with which are borne entirely by the Network Company. The Company believes that with the support of Sony Pictures' vast production resources and library, which contains over 3,500 movie titles and 35,000 series episodes, together with Liberty's access to programming, the Network Company will be a valuable source of innovative and high-quality programming. Sony Pictures is one of the premiere producers of network and syndicated television programming in the world, and has produced or distributed such programs as Seinfeld, Mad About You, Party of Five, Days of Our Lives, Wheel of Fortune and Jeopardy. Sony Pictures has also produced such movies as The Mask of Zorro, Men In Black, Air Force One, As Good As It Gets and Jerry Maguire. In addition, Liberty will provide access to sports and other programming from its numerous investments in cable channels, including Fox Sports Americas and Discovery Channel.

  The Network Company is expected to produce original and innovative programming, as well as utilize Sony Pictures' production resources and library and Liberty's access to programming to supplement and enhance the Company's schedule. The Network Company is also expected to adapt certain proven sitcom, game-show and drama formats to create original Spanish-language programming which will be more culturally relevant to Hispanics in the United States than currently available Spanish-language programming.

  National Sales and Marketing Resources. Pursuant to the Affiliation Agreement, the Network Company is responsible for the sale of all network advertising time, as well as the sale of national spot advertising time on behalf of network affiliated stations (including the Company's owned and operated stations). While the Network Company conducts its own sales and marketing activities, Columbia Television Advertiser Sales, Sony Pictures' national advertising sales and marketing affiliate, is expected to provide advertising assistance to the Network Company. The Company believes that the Network Company will be able to leverage such national and international experience, relationships and other advertising and marketing resources to enhance the Network Company's sales and marketing efforts.

  Revenue Sharing. Pursuant to the Affiliation Agreement, the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues on a predetermined basis. As a result, the Company receives a formula-based percentage of the revenues that are generated by the Network Company from the sale of advertising time on its network of affiliated stations (including the Company's owned and operated stations). See "Risk Factors--Network Sale, Dependence on Programming; Affiliation Agreement" and "--Affiliation Agreement."

  Cable Carriage. Pursuant to a carriage agreement (the "Carriage Agreement"), a subsidiary of TCI will agree to provide incremental cable carriage to the Network Company through its extensive cable distribution infrastructure. The Company expects that the Carriage Agreement, together with Liberty's comprehensive cable experience and relationships, will increase the market coverage of the Network Company. See "--Carriage Agreement."

Business Strategy

  The Spanish-language television market in the United States is currently served by only two national television broadcast companies, Univision and the Company. The Company believes that since 1993, it has lost market share to Univision due to the Company's limited programming, production and financial resources, and as a result of certain exclusive programming relationships Univision has with Televisa and Venevision. See "Risk Factors--Competition." The Company has developed an operating strategy that is designed to improve ratings and audience share and result in increased revenue and EBITDA. The key components to the Company's strategy include the following:

  Leverage Relationship with Sony Pictures and Liberty. The Company intends to fully leverage its relationship with Sony Pictures and Liberty in order to gain access to a source of high-quality network programming and significant national sales and marketing resources and to obtain greater market penetration through increased cable television coverage.

    Improve Programming. For over 30 years, the U.S. Spanish-language television market has followed the traditional programming format originated in Mexico, which involves broadcasting primarily telenovelas throughout the day and almost exclusively during prime time. This programming format offers largely imported programming from Mexico and other Latin American countries, which has the effect of ignoring large segments of U.S. Spanish-language viewers, primarily younger and male audiences. Independent research confirms that U.S. Hispanic audiences are seeking a more varied and culturally relevant alternative to the telenovela.

    The Company believes that as a result of the Network Company's relationship with Sony Pictures and Liberty, the Network Company will be able to provide the Company with a more diverse and compelling product that is tailored specifically for Hispanics in the United States. The Company expects that the Network Company will offer new categories and formats of high-quality programming, in addition to the telenovela, that have not previously been available to the Hispanic audience, focusing on programming that both reflects and impacts the lifestyles of Hispanics in the United States. Examples of such new Spanish-language programming include action and adventure programs such as Angeles and Reyes & Rey and game shows such as Buscando Pareja (The Dating Game) and Los Recien Casados (The Newlyweds). The Company also expects that the Network Company will broadcast in the Spanish language major motion picture releases from Sony Pictures' library. These programming initiatives will be initially focused on prime time slots, which the Company believes represent the greatest growth opportunity and generate the majority of advertising revenues. See "Risk Factors--Network Sale; Dependence on Programming; Affiliation Agreement."

    Enhance Marketing Efforts and Advertising Presence. The Company believes that the Telemundo brand name is well known and well respected in the Hispanic community. The Company and the Network Company intend to enhance Telemundo's image by repositioning Telemundo as a more contemporary network. The marketing strategy includes committing greater resources to its marketing efforts, creating a new and distinct brand identity, developing and investing in strategic advertising and promotion and improving overall public relations. In addition, the Company and the Network Company have identified key advertising sales initiatives, including cultivating new accounts, offering competitive packages and services and creating program sponsorships and product integration programs. The Company believes that both the Network Company and the Company could increase their respective shares of the advertising market by simply increasing their visibility in the market.

    Increase Market Penetration. The Carriage Agreement, which will provide for incremental cable carriage of the Network Company's programming over TCI's extensive cable systems, is expected to increase the market penetration of the Network Company. The Company believes that the increased market penetration, together with the programming and marketing initiatives, will result in increased audience share and revenues for the Network Company and the Company.

  Strengthen Local Identity. The Company believes that local programming, particularly strong coverage of news and community affairs, enhances local presence, builds viewer loyalty and ultimately increases viewership levels. Accordingly, the Company plans to increase spending on local programming and produce new local programming, as well as enhance coverage of local news and community affairs. In addition, the Company intends to reduce the level of paid programming (infomercials), which the Company believes will also result in improved viewer loyalty and further increase viewership.

Television Stations

  The Company owns and operates eight full-power and 15 low-power Spanish-language television stations in the United States and Puerto Rico.

 Full-Power Stations

  The Company's U.S. owned and operated full-power stations broadcast network programming provided by the Network Company and produce and broadcast local news and limited other programming focused on the audience in each of their respective local markets. Each full-power station also sells blocks of broadcast time during non-network programming hours to independent programmers ("block time programmers"). The following table sets forth certain information about the Company's owned and operated full-power Spanish-language television stations.

                                                                                               Number of
                                                                  Ranking of    Ranking of   Other Spanish-
                                   Number of                      Market Area   Market Area     Language
                                    Hispanic        Hispanics     by Number      by Number     Television
                                   Television    as a Percentage  of Hispanic    of Total       Stations
   Market Area        Station    Households in      of Total      Television    Television    Operating in
     Served         and Channel  Market Area(1)   Population(2)  Households(1) Households(1) Market Area(3)
-----------------  ------------- --------------  --------------- ------------- ------------- --------------
Los Angeles, CA    KVEA (Ch. 52)   1,351,000           37%              1             2             2
New York, NY       WNJU (Ch. 47)   1,023,000           18%              2             1             1
Miami, FL          WSCV (Ch. 51)     451,000           37%              3            16             3
San Francisco, CA  KSTS (Ch. 48)     301,000           18%              4             5             1
Chicago, IL(4)     WSNS (Ch. 44)     293,000           13%              5             3             1
San Antonio, TX    KVDA (Ch. 60)     283,000           52%              6            38             2
Houston, TX        KTMD (Ch. 48)     278,000           23%              7            11             1
San Juan, PR       WKAQ (Ch. 2)    1,145,000(5)         --             --            --             6

--------
(1) Estimated by Nielsen TV as of January 1, 1998.
(2) Claritas, Inc., 1997, derived from U.S. Census Bureau data and other government statistics.
(3) The Company and each of its Spanish-language competitors broadcast over UHF, except in Puerto Rico, where WKAQ and its three major competitors broadcast over VHF.
(4) The Company owns a 74.5% interest in WSNS through a joint venture.
(5) Mediafax, Puerto Rico Market Data, December 1997.

  Los Angeles: The Company owns and operates KVEA, Channel 52, licensed to Corona, California and serving the Los Angeles market. KVEA began operating as a Spanish-language station in 1985. Los Angeles is the largest U.S. Hispanic market, representing approximately 17% of the Hispanic television households in the United States. An estimated 5.8 million Hispanics reside in the Los Angeles DMA, constituting approximately 37% of the Los Angeles DMA population. The Hispanic population in Los Angeles more than doubled between 1980 and 1997, and immigration trends indicate that the Hispanic population will continue to grow rapidly. As a reflection of the significance of Spanish-language television, Spanish-language television programs periodically draw higher overall audience levels than the competing English-language programs in the Los Angeles DMA. The Hispanic population in Los Angeles is predominantly Mexican in origin.

  New York: The Company owns and operates WNJU, Channel 47, licensed to Linden, New Jersey and serving the New York market. WNJU began operating as a Spanish-language station in 1965. New York is the second largest U.S. Hispanic market, representing approximately 13% of the Hispanic television households in the United States. An estimated 3.4 million Hispanics reside in the New York DMA, constituting approximately 18% of the New York DMA population. The Hispanic population in New York increased by approximately 64% between 1980 and 1997. Although almost half of this market is of Puerto Rican origin, the New York Hispanic community is relatively diverse.

  Miami: The Company owns and operates WSCV, Channel 51, licensed to Ft. Lauderdale, Florida and serving the Miami-Ft. Lauderdale market. WSCV began operating as a Spanish-language station in 1985. In

February 1998, Univision's WLTV in Miami became the first Spanish-language station in the United States to be the highest rated television station in its market, achieving higher ratings than any of the major English-language network affiliates. Miami is the third largest U.S. Hispanic market, representing approximately 6% of the Hispanic television households in the United States. An estimated 1.3 million Hispanics reside in the Miami DMA, constituting approximately 37% of the Miami DMA population. It has been estimated that more than half of the population of Miami-Dade County is comprised of Hispanics. The Hispanic population in Miami more than doubled between 1980 and 1997. Approximately 54% of Hispanics in Miami are of Cuban origin.

  San Francisco: The Company owns and operates KSTS, Channel 48, licensed to San Jose, California and serving the San Francisco-San Jose market. KSTS began operating as a Spanish-language station in 1987. The San Francisco-San Jose Hispanic market is the fourth largest U.S. Hispanic market, representing approximately 4% of the Hispanic television households in the United States. An estimated 1.2 million Hispanics reside in the San Francisco DMA (which includes San Jose), constituting approximately 18% of the San Francisco DMA population. The Hispanic population in this market grew by approximately 83% from 1980 to 1997 and is over 68% of Mexican origin.

  Chicago: The Company owns a 74.5% interest in and operates WSNS, Channel 44, licensed to and serving the Chicago market. WSNS began operating as a Spanish-language station in 1985. The Chicago market is the fifth largest Hispanic market in the United States, representing approximately 4% of the Hispanic television households in the United States. An estimated 1.1 million Hispanics reside in the Chicago DMA, constituting approximately 13% of the Chicago DMA population. The Hispanic population in Chicago grew by approximately 76% from 1980 to 1997 and is over 69% of Mexican origin.

  San Antonio: The Company owns and operates KVDA, Channel 60, licensed to and serving the San Antonio, Texas market. KVDA began operating as a Spanish-language station in 1989. The San Antonio market is the sixth largest U.S. Hispanic market, representing approximately 4% of the Hispanic television households in the United States. An estimated 1.0 million Hispanics reside in the San Antonio DMA, constituting approximately 52% of the San Antonio DMA population. The Hispanic population in San Antonio, which is principally of Mexican origin, increased by approximately 54% between 1980 and 1997.

  Houston: The Company owns and operates KTMD, Channel 48, licensed to Galveston, Texas and serving the Houston-Galveston market. KTMD began operating as a Spanish-language station in 1987. The Houston-Galveston market is the seventh largest U.S. Hispanic market, representing approximately 4% of the Hispanic television households in the United States. An estimated 1.0 million Hispanics reside in the Houston DMA (which includes Galveston), constituting approximately 23% of the Houston DMA population. The Hispanic population in Houston more than doubled between 1980 and 1997 and is principally of Mexican origin.

  San Juan, Puerto Rico: The Company owns and operates television station WKAQ, Channel 2, in San Juan, which together with its affiliate, WOLE (Channel 12 in Mayaguez), and its translator facilities, cover virtually all of Puerto Rico. WKAQ began operating as a Spanish-language television station in 1954. The current population of Puerto Rico is approximately 3.8 million.

 Low-Power Stations

  In addition to its 15 owned and operated LPTVs, the Company has received permission from the FCC to build two additional LPTVs. LPTVs and "translator stations" generally operate at significantly lower levels of power than full-power stations. In addition, their signals generally cover smaller areas than those covered by full-power stations and may not cover the full Market Area in which they are located. LPTVs extend the Company's and the Network Company's coverage in areas where the Company does not own a full-power television station or where the Network Company does not have a network affiliate. The Company's low-power television stations operate with minimal staff and generally do not originate programming or have their own sales forces. See "Risk Factors--Impact of New Technologies" and "--FCC Regulation."

  The following table sets forth certain information about the Company's owned and operated LPTVs.

                                                           Number of Hispanic
                                                          Television Households
         Market Area Served               Station(s)        in Market Area(1)
         ------------------               ----------      ---------------------
Albuquerque/Santa Fe, NM(2)(3).......        K52BS               181,000
Sacramento, CA(2).................... K47DQ, K52CK, K61F1        154,000
Boston, MA...........................        W32AY                89,000
Austin, TX(2)........................        K11SF                79,000
Salinas/Monterey, CA.................        K15CU                51,000
Colorado Springs, CO.................        K49CJ                40,000
Santa Barbara/Santa Maria, CA........        K27EI                40,000
Salt Lake City, UT...................        K48EJ                37,000
Odessa/Midland, TX(2)................    K60EE, K49CD             37,000
Amarillo, TX.........................        K36DV                28,000
Reno, NV.............................        K52FF                18,000
Abilene, TX..........................        K40DX                14,000

--------
(1) Estimated by Nielsen TV as of January 1, 1998.
(2) These areas are served by more than one LPTV, including affiliated LPTVs.
(3) The Company expects to sell its LPTV in Santa Fe, New Mexico, which is expected to become an affiliate of the Network Company.

Affiliation Agreement

  Pursuant to the Affiliation Agreement, the Network Company provides programming to the Company, and the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues on a predetermined basis. The initial term of the Affiliation Agreement is ten years and the Network Company will have the right to renew the Affiliation Agreement for two consecutive five-year terms if certain performance goals are met. The Affiliation Agreement is terminable by either party in the event of a "material default of a material provision" (as defined therein). The Network Company may terminate its obligations with respect to any of the Company's low-power television stations and enter into an affiliation agreement with either another low-power or a full-power television station in the same licensed community (which need not be owned by the Company) if that station has greater signal coverage than that of the terminated low-power station. In addition, the obligations of the Network Company under the Affiliation Agreement as to a particular station can be terminated under certain limited circumstances. The Network Sale and the Affiliation Agreement will result in the Company incurring reduced overall programming and certain other costs from the levels historically incurred by the Predecessor. All network programming costs are now borne by the Network Company. As part of the Affiliation Agreement, each of the Network and Station Group agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in the future. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year. If the Company meets such financial tests and does not elect to defer a portion of such expenditures, the Company will incur levels of non-network expenditures which are greater than non-network expenditures historically incurred by the Company's owned and operated stations. Any such expenditures on the part of the Company are subject to the Network Company having incurred its respective expenditures.

 Programming

  The Affiliation Agreement provides that all network programming will be provided by the Network Company. Subject to certain exceptions, the Company has the exclusive broadcast rights in the areas in which the Company operates. Moreover, any licensing to third parties of any programs first shown on the network is subject to agreed upon limitations. Pursuant to the Affiliation Agreement, all expenses associated with the development of original Network Company programming will be borne by the Network Company, while all expenses related to the development of local programming will be borne by the Company. Each of the stations is responsible for approximately 2 to 3 hours of local programming daily, consisting primarily of local news and coverage of community affairs.

 Advertising and Revenue Sharing

  Pursuant to the Affiliation Agreement, the Network Company is responsible for the sale of all network advertising time, as well as the sale of national spot advertising time on behalf of network affiliated stations (including the Company's owned and operated stations), while the Company is responsible for the sale of local advertising time. Revenue allocation is based on a formula applied to the Station Compensation Pool, which consists of the following revenue sources: (i) 61% of the net advertising revenues received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming); and (ii) 100% of the net advertising revenues received by the Company (excluding WKAQ in Puerto Rico) from the sale of "spot" and local advertising time and local and national block time. The Station Compensation Pool is shared between the Company and the Network Company, with the Company's allocation based on the following formula: (x) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (y) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (z) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the initial year, the above levels (i.e., $130 million and $230 million) will be increased 3% annually. The Affiliation Agreement provides that not less than 50% of all advertising time during network programming will be available for local and national spot advertising. All advertising revenue subject to allocation is net of uncollectible amounts.

  Under certain limited circumstances involving a specified number of "Willful Unauthorized Preemptions" or "Other Unauthorized Preemptions" or a "Change in Operations" (each as defined in the Affiliation Agreement) affecting a particular station, the obligations of the Network Company with respect to such station may be terminated by the Network Company. Upon such a termination, the percentage of net advertising revenues contributed by the Network Company referred to in clause (i) of the preceding paragraph would be reduced to a percentage figure equal to 61% multiplied by a fraction, the denominator of which is equal to the Company's stations' then prevailing aggregate "network" coverage of U.S. Hispanic television households (as measured by objective demographic data obtained from Nielsen TV or as otherwise agreed) and the numerator of which is the Company's stations' then prevailing aggregate "network" coverage of U.S. Hispanic television households excluding the "network" coverage of U.S. Hispanic television households provided by the terminated station.

Carriage Agreement

  The Network Company will enter into the Carriage Agreement with a subsidiary of TCI, pursuant to which such subsidiary will provide for incremental cable carriage to the Network Company through TCI's extensive cable distribution infrastructure. The Carriage Agreement is expected to increase the market penetration of the Network Company. The Company believes that an incremental 400,000 subscribers in areas in which the Company or the Network Company currently does not operate would increase the network's coverage from 85% to 90% of all U.S. Hispanic households.

  Under the Carriage Agreement, the Network Company will pay such TCI subsidiary fees for delivering new Hispanic surname households as subscribers to a TCI cable system carrying the Network Company's programming ("TCI Hispanic Subscribers"). The Affiliation Agreement provides that the Company will reimburse the Network Company for one-half of the fees actually paid by the Network Company (up to $2.50 per TCI Hispanic Subscriber) for the first 400,000 TCI Hispanic Subscribers, and a specified percentage of such fees (up to a maximum payment obligation of $1,000,000) for TCI Hispanic Subscribers in excess of 400,000 and for new Hispanic cable subscribers on other than TCI cable systems carrying the Network Company's programming ("Non-TCI Subscribers"). The Company's maximum total payment obligation for additional TCI Hispanic Subscribers and Non-TCI Subscribers is $2,000,000.

Programming

  As a result of the Affiliation Agreement, the Company relies on the Network Company for network programming. The Network Company provides the Company with a variety of entertainment and news programs, national and international news, music and sporting events.

  On June 16, 1998, the Telemundo network announced its programming schedule for the 1998-1999 broadcast season. The Telemundo network will provide such action and adventure programs such as Angeles, AXN, Reyes y Rey and Operacion Rescate (Operation Rescue), game shows such as Buscando Pareja (The Dating
Game) and Los Recien Casados (The Newlyweds) and situation comedies such as Solo en America (Only in America) and Una Familia con Angel (A Family with Angel ). The Telemundo network's programming schedule is further supplemented by a new line-up of feature films from Sony Pictures' library.

  The Telemundo network also provides the Emmy Award-winning show, Ocurrio Asi, a one-hour reality-based investigative news magazine show, which has consistently been one of the Company's highest-rated programs. Other Telemundo network programming with consistently strong market shares that are provided include Sevcec, a talk show hosted by renowned journalist, Pedro Sevcec, which is designed to entertain the public with a mix of celebrities, musical performances and comedians and educate the public on a wide range of issues, including immigration and violence, and El y Ella (He and She), a talk show that discusses everyday topics and common problems from the male and female perspective, which is hosted by Sofia Webber and Guillermo Quintanilla.

  The Telemundo network's programming currently includes network newscasts produced by CBS-Telenoticias.

  In addition, the Company's owned and operated full-power stations produce and broadcast local news and limited other programming focused on the audience in each of their respective local markets. The remainder of the Company's programming is purchased from various program suppliers primarily in Mexico and other Latin American countries.

  The programming lineup of WKAQ in Puerto Rico differs from that of the Telemundo network, but includes approximately 15 hours per week of network programming. Through its production studios, WKAQ produces approximately 28 hours of programming weekly, including variety and comedy shows, mini-series, news and public affairs shows, all primarily directed toward the Puerto Rico market. In addition, WKAQ has the right of first refusal to purchase telenovelas and other programming for the Puerto Rico market, produced by Televisa pursuant to a programming agreement which expires in May 2005. WKAQ also broadcasts programming from other Latin American countries and broadcasts United States syndicated programming dubbed in Spanish.

  Prior to the Merger, Telemundo, through the Telemundo Network, sold the rights to broadcast network original programming in the international markets. Revenue from the international syndication of such programming represented less than 2% of Telemundo's total net revenue in 1997.

Affiliates

  In addition to the Company's owned and operated stations, the Network Company provides programming to 151 affiliates serving 51 Hispanic markets in the United States. These affiliates, which consist of 33 affiliated broadcast stations and 118 satellite direct cable affiliates that take the Network Company's signal directly from the satellite, represent approximately 31% of the Network Company's total coverage of the U.S. Hispanic market.

Sales and Marketing

  Pursuant to the Affiliation Agreement, the Network Company is responsible for the sale of all network advertising time, as well as the sale of national spot advertising time on behalf of network affiliated stations (including the Company's owned and operated stations), while the Company is responsible for the sale of local advertising time. Revenue is allocated between the Company and the Network Company based on a formula applied to a combination of the Company's and the Network Company's local, national spot and network advertising revenue. See "--Affiliation Agreement." Each of the Company's owned and operated full-power stations maintains a sales and marketing force to sell local advertising time on its own behalf.

  The Network Company currently has a network and national spot sales and marketing force, including account executives and sales managers with backgrounds in both Spanish-language and English-language media, to sell advertising time broadcast over the Network Company's entire network (network sales) and to sell advertising time in markets covered by the Company's owned and operated stations and the Network Company's other network affiliates (national spot sales). The Network Company currently has national sales offices in New York, Los Angeles, Miami, Chicago, San Francisco, San Antonio, Dallas, Houston and Orange County, California.

  The Company and the Network Company sell advertising time to a broad and diverse group of advertisers. No single advertiser accounted for 10% or more of Telemundo's 1997 total revenue. According to Hispanic Business Magazine, the top ten advertisers in Spanish-language media in 1997, all of which broadcast advertisements over the Telemundo network and the Company's owned and operated stations, were:

      The Procter & Gamble Co.                McDonald's Corporation
      AT&T Corp.                              Anheuser-Busch Companies Inc.
      Sears, Roebuck & Co.                    Philip Morris Companies, Inc.
      General Motors Corporation              Colgate-Palmolive Company
      MCI Communications Corporation          Ford Motor Company

  Additionally, the Network Company and each of the Company's stations sell blocks of air time during non-network programming hours to block time programmers. The Company intends to gradually reduce the programming hours allocated to block time programmers.

Ratings Systems

  The Company's advertising revenue depends to a large extent on its ratings and audience share. The Nielsen Hispanic Television Index ("NHTI") which began in November 1992, and the Nielsen Hispanic Station Index ("NHSI") provide national network (NHTI) and local (NHSI) television ratings and share data for the Hispanic audience. Management believes that Spanish-language television has the potential to garner a larger share of total U.S. television advertising revenue, and better demographic information and audience research should continue to accelerate this process.

Competition

  The broadcasting industry has become increasingly competitive in recent years. The competitive success of a television network or station depends primarily on public response to the programs broadcast, which affects the revenue earned by the network or station from the sale of advertising time. In addition to programming, factors determining competitive position include management's ability and experience, marketing, research and promotional efforts.

  In the Spanish-language television broadcast market, the Company faces significant competition from Univision, which operates the other Spanish-language broadcast company in the United States and has a substantially greater audience share than the Company. In each of the markets in which the Company owns and operates full-power stations, except Puerto Rico, the Company's station competes directly with a full-power Univision station. Together the Univision stations and the Univision network affiliates reach a larger percentage of Hispanic viewers in the United States than the Company's owned and operated stations and the Network Company's network affiliates and within the last year have attracted as much as 86% of the U.S. Spanish-language television network audience (as reported by Nielsen TV). Generally, the competing Univision stations have been operating in their markets longer than have the Company's stations. Univision also owns Galavision, a Spanish-language cable network that is reported to serve approximately 2.5 million Hispanic subscribers, representing approximately 55% of all Hispanic households that subscribed to cable television in 1997. Both Televisa and Venevision, which are significant stockholders of Univision, have entered into long-term contracts to supply Spanish-language programming to the Univision and Galavision networks. Televisa is the largest supplier of Spanish-language programming in the world. Through these program license agreements, Univision has the right of first refusal to air in the United States all Spanish-language programming produced by Televisa and Venevision. These supply contracts currently provide Univision with a competitive advantage in obtaining programming originating from Mexico and in targeting U.S. Hispanics of Mexican origin, who account for approximately 63% of the U.S. Hispanic market. In October 1998, Televisa announced that it had reduced its ownership interest in Univision by approximately 50%, to approximately 10%.

  Certain of the Company's stations, particularly in Puerto Rico and Los Angeles, also face competition on a local level from various independent Spanish-language television stations. In March 1998, TV Azteca, one of two Mexican television broadcast companies, announced its intention to create a third Spanish-language network in the United States. To date, the Company is not aware of any activity with respect to such network.

  There are also several independent Spanish-language television stations that broadcast, on a full-time or part-time basis, in markets in which the Company owns and operates stations. Independent Spanish-language television stations compete with Company-owned stations in the Los Angeles, Miami and San Antonio Market Areas.

  The Company's owned and operated television stations and the Network Company's affiliates also face competition for advertising revenue from other sources serving the same markets and competing for the same target audience, such as other Spanish-language and English-language media, including television stations, cable channels, direct broadcast satellites, radio stations, magazines, newspapers, movies and other forms of entertainment. The English-language media are generally better developed and better capitalized than the Spanish-language media in the United States. The Company also competes with English-language broadcasters for Hispanic viewers, including the four principal English-language television networks, ABC, CBS, NBC and Fox, and, in certain cities, the UPN and WB networks. Certain of these and other English-language networks have begun producing Spanish-language programming and simulcasting certain programming in English and Spanish. Several cable programming networks, including HBO, ESPN and CNN, provide Spanish-language services as well. There can be no assurance that current Spanish-language television viewers will continue to watch the Company's or any other Spanish-language broadcaster's programming rather than English-language programming or Spanish-language simulcast programming.

  In Puerto Rico, WKAQ has three significant Spanish-language television station competitors. In addition, three other Spanish-language television stations operate in that market. Although the general market programming of the major English-language U.S. networks is available in Puerto Rico through cable carriage, none of such networks has attracted a significant share of the Puerto Rico audience to date. On October 2, 1998, Chancellor filed a transfer application seeking FCC consent of Chancellor's acquisition of Pegasus Broadcasting of San Juan, L.L.C., the licensee of WAPA. WAPA is one of WKAQ's significant competitors. On December 4, 1998, the Company filed a "Petition to Deny" Chancellor's transfer application on both procedural and substantive grounds. Chancellor filed its opposition to the Petition to Deny on December 17, 1998 and WAPA filed a reply on December 28, 1998. The pleading cycle is now closed and the FCC has yet to rule on the Company's Petition to Deny. It is not possible to predict how the ultimate outcome of this proceeding or the possible acquisition of WAPA by Chancellor will affect the Company's business. See "Risk Factors--Competition."

  Further advances in technology such as video compression and programming delivered through fiber optic telephone lines could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. See "Risk Factors--Competition."

FCC Regulation

 Licensing

  The ownership of the Company's television stations and certain of its television broadcasting operations are subject to the jurisdiction of the FCC under the Communications Act. The Communications Act was substantially amended by the Telecommunications Act of 1996. The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other matters, to issue, renew, revoke and modify broadcast licenses, to determine the location of stations, to establish areas to be served and to regulate certain aspects of broadcast programming. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a licensee without the prior approval of the FCC. If the FCC determines that violations of the Communications Act or the FCC's own regulations have occurred, it may impose sanctions ranging from admonition of a licensee to license revocation.

  The Communications Act provides that a license may be granted to any applicant if the public interest, convenience and necessity will be served thereby, subject to certain limitations. Pursuant to the terms of the Telecommunications Act, the FCC increased the terms of such licenses and their renewals from five to eight years. FCC licenses of full-power stations held by the Company have the following expiration dates: WNJU--June 1, 1999; WKAQ and WSCV--February 1, 2005; WSNS--December 1, 2005; KTMD and KVDA--August 1, 2006; and KSTS and KVEA--December 1, 2006. The Company expects that the WNJU renewal application will be filed on February 1, 1999. The Company must apply to renew these licenses, and third parties may challenge those applications. Although the Company has no reason to believe that its licenses will not be renewed in the ordinary course, there can be no assurance that its licenses will be renewed.

 Attributable Interests

  Under current FCC regulations, the officers, directors and certain of the equity owners of a broadcasting company are deemed to have an "attributable interest" in the broadcasting company. In the case of a corporation owning or controlling television stations, subject to certain exceptions, there is generally attribution only to officers and directors and to stockholders who own 5% or more of the outstanding voting stock (except for certain institutional investors, which are subject to a 10% voting stock benchmark provided certain conditions are satisfied). In addition, under one of these exceptions, there is no attribution of minority stock interests if there is a single holder of more than 50% of the outstanding voting stock of a corporate broadcast licensee in which the minority interest is held.

  Under current FCC rules governing multiple and cross-ownership of broadcast companies, a license to operate a television station will not be granted (unless established waiver standards are met) to any party (or parties under common control) that has an attributable interest in another television station with an overlapping service contour, as defined in the rules. The regulations also prohibit a party from having an attributable interest in television stations located in markets which, in the aggregate, include more than 35% of total U.S. television households. (For purposes of this rule, UHF stations are attributed with 50% of the television households in their respective markets). The rules also prohibit (with certain qualifications) a party from holding attributable interests in (i) a television and a radio station, (ii) a television station and a cable television system, or (iii) a television or radio station and a daily newspaper, in the same local market. In addition, the FCC's "cross-interest" policy generally prohibits a party (or parties under common control) that has an attributable interest in one media company from having a non-attributable but "meaningful" interest, including a significant non-voting equity interest, in another media company serving "substantially the same area." The FCC is conducting rulemaking proceedings to consider, among other things, changes in its attribution rules and the modification of the local cross-ownership restrictions and the cross-interest policy. In addition, on March 12, 1998, the FCC commenced a formal inquiry to review all of its broadcast ownership rules which are not otherwise under review, including the national audience limitation, the associated 50% discount for UHF stations and the cable/television cross-ownership rule. The Company cannot predict the timing or effect of any changes resulting from these rulemaking proceedings.

  The Company does not have any attributable interests in other broadcast stations, cable systems or newspapers, but the parent company of one of the Company's stockholders, directly or indirectly, holds (i) attributable interests in cable television systems within each of the markets served by the Company's television stations, and (ii) non-attributable interests in television stations operating within certain of the markets served by the Company's television stations. In addition, a limited partner of one of the Company's stockholders holds attributable interests in cable television systems within two of the markets served by the Company's television stations. Pursuant to the Initial FCC Consent, these interests in the Company were deemed not to be attributable under FCC rules and not to be "meaningful" for purposes of the cross-interest policy. See "Risk Factors--Government Regulation."

 Foreign Ownership Restrictions

  The Communications Act authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. In the Initial FCC Consent, the FCC held that 22.67% of the capital stock of the Company is indirectly owned of record by aliens and that 23.26% of the voting stock of the Company is indirectly voted by Aliens. If the FCC ultimately determines that more than 25% of the capital stock of the Company is indirectly owned of record or voted by Aliens, the Stockholders are prepared to restructure their respective investment in the Company or take any other action necessary to reduce the indirect Alien ownership in the Company to no more than 25%. See "Risk Factors--Foreign Ownership Restrictions."

 Coverage and Must-Carry Rights

  Pursuant to the Cable Television Consumer Protection and Competition Act of 1992, television broadcasters are required to make triennial elections to exercise either certain "must-carry" or "retransmission consent" rights in connection with their carriage by cable systems in each broadcaster's local market. By electing must-carry rights, a broadcaster demands carriage on a specified channel on cable systems within its Area of Dominant Influence ("ADI"), as defined by the Arbitron 1991-92 Television Market Guide. However, these must-carry rights are not absolute, but are dependent on variables such as the number of activated channels on, and the location and size of, the cable system, the amount of duplicative programming on a broadcast station, the channel positioning demands of other broadcast stations and the signal quality of the stations at the cable system's principal headend. Alternatively, if a broadcaster chooses to exercise retransmission consent rights, it can prohibit cable systems from carrying its signal or grant the appropriate cable system the authority to retransmit the broadcast signal for a fee or other consideration. LPTVs have very limited must-carry rights, although cable systems cannot retransmit LPTV stations' signals without their consent. The Company's owned and operated full-power stations have elected must-carry rights.

  A number of the Company's stations serving several markets and many of the Network Company's affiliates are classified by the FCC as "low-power" stations. Certain of the Company's owned and operated stations and the Network Company's affiliates increase their coverage through use of "translators" that rebroadcast the station's signal. Both low-power and translator stations are referred to as "LPTV" stations and generally operate at significantly lower levels of power than full-power stations. Under FCC rules, in addition to its policies regarding DTV, such LPTV stations operate on a secondary basis, and, therefore, are subject to displacement by a full-power station or other facility if one is licensed and they must tolerate defined levels of electromagnetic interference from full-power stations.

 Recent and Proposed Legislation; Proposed Rulemaking

  On February 17, 1998, the FCC adopted a final table of digital channel allotments and rules for the implementation of DTV service (including high-definition television) in the United States. The digital table of allotments provides each existing full power television station licensee or permittee with a second broadcast channel to be used during the transition to DTV, conditioned upon the surrender of one of the channels at the end of the DTV transition period. The implementing rules permit broadcasters to use their assigned digital spectrum flexibly to provide either standard or high-definition video signals and additional services, including, for example, data transfer, subscription video, interactive materials and audio signals, subject to the requirement that they continue to provide at least one free, over-the-air television service. The FCC has set a target date of 2006 for expiration of the transition period, subject to biennial reviews to evaluate the progress of DTV, including the rate of consumer acceptance. Conversion to DTV may reduce the geographic reach of the Company's stations or result in increased interference, with, in either case, a corresponding loss of population coverage. DTV implementation will impose additional costs on the Company, primarily due to the capital costs associated with construction of DTV facilities and increased operating costs both during and after the transition period. In addition, on July 10, 1998, the FCC initiated a rulemaking proceeding to determine how the must-carry rule will be applied to the digital broadcast channel assigned to each current full power television station licensee. The Company cannot predict the effect this proceeding will have on the cable carriage of the Company's full power television stations. Also, pursuant to the Telecommunications Act, on November 19, 1998, the FCC adopted rules that require broadcasters to pay the United States Treasury a fee of five percent of gross revenues received from ancillary or supplementary uses of their DTV spectrum for which the broadcasters charge subscription fees or other compensation. The FCC has maintained the secondary status of LPTV stations in connection with its implementation of a channel allotment plan for DTV, but has announced steps to assist LPTV stations that are displaced or otherwise affected by DTV operations, including affording procedural protections to LPTV stations that seek to relocate to a new channel to eliminate interference to or from an allotted full service DTV facility.

  Pursuant to the Children's Television Act of 1990, the amount of commercial matter that may be broadcast during the programming designed for children 12 years of age and younger has been limited to 12 minutes per hour on weekdays and 10.5 minutes per hour on weekends. In addition, television stations are required to broadcast a minimum of three hours per week of "core" children's educational programming, which the FCC defines as programming that (i) has serving the educational and informational needs of children 16 years of age and under as a significant purpose; (ii) is regularly scheduled, weekly and at least 30 minutes in duration; and (iii) is aired between the hours of 7:00 a.m. and 10:00 p.m. A television station found not to have complied with the "core" programming requirements or the children's commercial limitations could face sanctions, including monetary fines and the possible non-renewal of its broadcasting license.

  The Telecommunications Act directed the broadcast and cable television industries to develop and transmit an encrypted rating in all video programming that, when used in conjunction with the so-called "V-Chip" technology, would permit the blocking of programs with a common rating. On March 12, 1998, the FCC voted to accept an industry proposal providing for a voluntary ratings system of "TV Parental Guidelines" under which all video programming will be designated in one of six categories in order to permit the electronic blocking of selected video programming. The FCC has begun a separate proceeding to address technical issues related to the "V-Chip." The FCC has directed that all television receiver models with picture screens 13 inches or greater be equipped with "V-Chip" technology under a phased implementation beginning on July 1, 1999. The Company cannot predict how changes in the implementation of the ratings system and "V-Chip" technology will affect the Company's business.

  The FCC's closed captioning rules, which became effective January 1, 1998, provide for the phased implementation of a universal on-screen captioning requirement with respect to the vast majority of video programming. Program distributors, including television stations and cable systems, are generally responsible for compliance with the captioning rules. The Company's owned and operated stations and the Network Company's other affiliates are required to comply with the closed captioning rules which take effect in phases over a 14-year transition period.

  Under certain copyright laws, the signals of broadcast television stations that can be received by viewers over-the-air cannot be retransmitted to those viewers by satellite video providers without the prior consent of parties holding copyrights to the underlying programming. However, the Satellite Home Viewer Act creates a statutory copyright license that permits satellite video providers to retransmit to subscribers the signals of certain broadcast television stations or networks that cannot be received by those subscribers over-the-air. On November 17, 1998, the FCC initiated a rulemaking proceeding to more clearly define the standard that should be used by satellite video providers, under the Satellite Home Viewer Act, to determine if a subscriber receives a given broadcast television signal over-the-air. It is not possible to predict how the ultimate outcome of this proceeding will affect the Company's business.

  Congress and the FCC currently have under consideration and may in the future adopt new laws or modify existing laws and regulations and policies regarding a wide variety of matters, including the adoption of attribution rules which would further restrict broadcast station ownership, that could directly or indirectly adversely affect the ownership and operation of the Company's broadcast properties, as well as the Company's business strategies.

  The adoption of various measures could accelerate the existing trend toward vertical integration in the media and home entertainment industries and cause the Company to face more formidable competition in the future. The Telecommunications Act modified or eliminated restrictions on the offering of multiple network services by the existing major television networks, restrictions on the participation by the regional telephone operating companies in cable television and other direct-to-home video technologies, and certain restrictions on broadcast station ownership. The Company is unable to predict whether these or other potential changes in the regulatory environment could restrict or curtail the ability of the Company to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of television stations and other media properties.

  The laws, rules, regulations and interpretations governing the Company's business are revised from time to time and it is not possible to predict the effect that future regulatory changes will have on the Company's business.

Environmental Matters

  Under certain environmental laws, a current or previous owner of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be liable for the costs of investigating and remediating such substances on or under the property. The federal Comprehensive Environmental Response, Compensation & Liability Act, as amended ("CERCLA"), and similar state laws, impose liability on a joint and several basis, regardless of whether the owner, operator, or other responsible party was at fault for the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures for compliance. In connection with the ownership or operation of its facilities, the Company could be liable for such costs in the future.

  The Company currently is not aware of any material environmental claims pending or threatened against it, and does not believe it is subject to any material environmental remediation obligations. However, no assurance can be given that a material environmental claim or compliance obligation will not arise in the future. The cost of defending against any claims of liability, of remediating a contaminated property, or of complying with future environmental requirements could impose material costs on the Company.

Properties

  The table below sets forth the Company's principal properties as of December 31, 1998. Except where otherwise indicated, the Company expects to exercise renewal options for leases expiring in 1998.

                                                                                      Lease/Option
Station        Location                   Use             Owned/Leased Size (Sq. Ft.)  Expiration
-------  --------------------- -------------------------  ------------ -------------- ------------
WSCV     Hialeah, FL           Office & studio(1)            Leased        25,000      2000/2004
                               Transmission tower site       Leased                    2004/2011
WNJU     Hasbrouck Hts, NJ     Office & studio(2)            Leased        15,000      1999/2004
                               Transmission tower site(3)    Leased                       2004
KVEA     Glendale, CA          Office & studio               Leased        32,000         2002
                               Transmission tower site       Leased                       (4)
KTMD     Houston, TX           Office & studio               Leased        17,000         2003
                               Transmission tower site       Owned
KSTS     San Jose, CA          Office & studio               Leased        16,000         2003
                               Transmission tower site(5)    Leased                       1999
WSNS     Chicago, IL           Office & studio               Owned         21,000
                               Transmission tower site       Leased                    2009/2019
KVDA     San Antonio, TX       Office & studio               Owned         20,000
                               Transmission tower site       Owned
WKAQ     San Juan, Puerto Rico Office & studio               Owned        180,000
                               Transmission tower site(6)    Leased                       2009

--------
(1) WSCV also shares additional space in the Network Company's operations center in Hialeah, Florida.
(2) WNJU also shares space in the Network Company's national sales offices in New York, New York.
(3) Located on the top of the World Trade Center in New York, New York.
(4) The Company currently uses this site pursuant to an oral lease and expects to execute a written lease which will expire in 2003, with options to extend until 2013.
(5) Relocating to an alternative transmitter and antenna site in San Jose, California in 1999.
(6) Located on property owned by the Department of Natural Resources of the Commonwealth of Puerto Rico.

  In addition, the Company is in the process of negotiating a lease for corporate offices in Glendale, California where the Company currently occupies space. The Company also leases various properties throughout the country for LPTVs. None of these lease commitments are material to the Company.

Employees

  As of December 31, 1998, the Company and its subsidiaries had approximately 790 full-time employees, approximately 215 of whom were employees of WKAQ in Puerto Rico. Approximately 60 employees of KVEA, 60 employees of WNJU, 30 employees of KSTS, 120 employees of WKAQ and 30 employees of WSNS are covered by union contracts. The Company believes its relations with its employees and unions are satisfactory.

Legal Proceedings

  The Company is aware of six lawsuits that have been filed relating to the Merger. Telemundo and its directors are defendants in all of the lawsuits. Certain of Telemundo's significant stockholders are defendants in two of the lawsuits. All of the lawsuits were filed by stockholders of Telemundo not affiliated with the Company or its affiliates, seeking to represent a putative class of all such stockholders. All of the lawsuits were filed in the Delaware Court of Chancery. On March 5, 1998, the six actions were consolidated for all purposes, and the complaint entitled Mimona Capital, CA No. 16052-NC was designated as the sole operative complaint for the consolidated action.

  The complaint asserts that the $44.00 per share price to be paid to the stockholders of Telemundo is inadequate and is not the result of arm's-length negotiations and that the Merger Agreement serves no legitimate business purpose. The complaint also alleges that the defendants breached their fiduciary duties in approving the Merger Agreement.

  The complaint seeks preliminary and injunctive relief prohibiting Telemundo from, among other things, consummating the Merger. To date no motion to enjoin any of the proceedings contemplated by the Merger Agreement has been made. The complaint also seeks unspecified damages, attorneys' fees and other relief. To date none of the defendants has been required to answer, move or otherwise respond to the complaint and no discovery has been taken. Telemundo believes that the allegations contained in the complaint are without merit and intends to contest the action vigorously. The individual defendants have advised the Company that they also believe that the allegations in the complaint are without merit and that they intend to contest the action vigorously. There can be no assurance that the result of such litigation will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

  The Company and its subsidiaries are involved in a number of other actions arising out of the ordinary course of business and are contesting the allegations of the complaints in each pending action and believe, based on current knowledge, that the outcome of all such actions will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

                                  MANAGEMENT

Directors and Executive Officers

  The following table sets forth the name, age and position of each executive officer and director of Holdings:

     Name                    Age                    Position
     ----                    ---                    --------
   Roland A. Hernandez......  41 President, Chief Executive Officer and Director
   Peter J. Housman II......  47 Chief Financial Officer and Treasurer
   Osvaldo F. Torres........  37 Vice President, General Counsel and Secretary
   Vincent L. Sadusky.......  33 Vice President, Finance
   Leon D. Black............  47 Director
   Guillermo Bron...........  47 Director
   Brian D. Finn............  38 Director
   Yair Landau..............  34 Director
   Enrique F. Senior........  55 Director
   Bruce H. Spector.........  56 Director
   Barry Thurston...........  57 Director
   Edward M. Yorke..........  40 Director

  Roland A. Hernandez. Mr. Hernandez has been President, Chief Executive Officer and a Director of Holdings since August 1998. Mr. Hernandez has been a Director of Telemundo from 1989 to August 1998 and has been President and Chief Executive Officer of Telemundo since March 1995. Since November 1997, Mr. Hernandez has been an executive officer of HIC Broadcast, Inc. ("HIC"), which owns Spanish-language television station KFWD, Channel 52, a Telemundo affiliate serving the Dallas/Fort Worth market. From 1987 to 1997, Mr. Hernandez was an executive officer of the corporate general partner of Interspan Communications ("Interspan"), the predecessor to HIC. Mr. Hernandez is a Director of Wal-Mart Stores, Inc. and Owens Corning.

  Peter J. Housman II. Mr. Housman has been the Chief Financial Officer and Treasurer of Holdings since August 1998 and the Chief Financial Officer and Treasurer of Telemundo since February 1987.

  Osvaldo F. Torres. Mr. Torres has been Vice President, General Counsel and Secretary of Holdings since August 1998 and Vice President, General Counsel and Secretary of Telemundo since May 1997. From May 1996 to May 1997, Mr. Torres served as Associate General Counsel and Secretary of Telemundo. From February 1995 to May 1996, Mr. Torres served as an associate in the law firm of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A., in West Palm Beach, Florida. From February 1989 to February 1995, Mr. Torres served as an associate in the law firm of Schulte Roth & Zabel in New York City.

  Vincent L. Sadusky. Mr. Sadusky has been Vice President, Finance of Holdings since November 1998. From March 1994 to November 1998, Mr. Sadusky held various financial positions with Telemundo, most recently as Vice President Finance of the Telemundo Network and of Telemundo's owned and operated stations. From 1986 to March 1994, Mr. Sadusky served in the accounting firm of Ernst & Young LLP, most recently as a Manager.

  Leon D. Black. Mr. Black has been a Director of Holdings since August 1998 and has been Chairman of the Board of Directors of Telemundo from December 30, 1994 to August 1998. Mr. Black is one of the founding principals and, since its formation, has been a limited partner of Apollo Advisors, L.P. ("Apollo Advisors"), which was established in 1990 and which, together with its affiliates, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P., Apollo Investment Fund III, L.P. and Apollo Investment Fund IV, L.P., private securities investment funds. Mr. Black is also a founding principal of Lion Advisors, L.P., ("Lion Advisors") which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Black is also a Director of Converse, Inc., Samsonite Corporation and Vail Resorts, Inc.

  Guillermo Bron. Mr. Bron has been a Director of Holdings since August 1998 and has been a Director of Telemundo from December 30, 1994 to August 1998. From July 1993 to present, Mr. Bron has been an officer, director and principal stockholder of the corporate general partner of Bastion Partners, which is the general partner of Bastion. Mr. Bron is a Director of United PanAm Financial Corp.

  Brian D. Finn. Mr. Finn has been a Director of Holdings since August 1998. Mr. Finn joined Clayton, Dubilier & Rice, Inc., a private investment firm, in 1997 as principal. From 1993 to 1997, Mr. Finn was a Managing Director and Co-Head of Mergers & Acquisitions at Credit Suisse First Boston. Mr. Finn is also a director of Dynatech Corporation.

  Yair Landau. Mr. Landau has been a Director of Holdings since August 1998. Since October 1997, Mr. Landau has served as Executive Vice President, Corporate Development and Strategic Planning of Sony Pictures. From January 1997 to September 1997, Mr. Landau was Senior Vice President, Corporate Development and Strategic Planning. Mr. Landau joined Sony Pictures in May 1991 as Director, Financial Planning and Analysis, and was promoted to Vice President, Business Planning, for Sony Pictures' motion picture operations in September 1992. Mr. Landau served in that capacity until January 1997.

  Enrique F. Senior. Mr. Senior has been a Director of Holdings since August 1998. Mr. Senior is a Managing Director and Executive Vice President of Allen & Company, Incorporated, having joined Allen & Company in 1973. Mr. Senior is a Director of Princeton Video Image, Inc. and dick clark productions, inc.

  Bruce H. Spector. Mr. Spector has been a Director of Holdings since August 1998 and has been a Director of Telemundo from December 30, 1994 to August 1998. From 1992 to 1995, Mr. Spector was a consultant to Apollo Advisors. In March 1995, Mr. Spector became a principal of Apollo Advisors. For 25 years prior to 1992, Mr. Spector was a member of the Los Angeles law firm of Stutman Triester & Glatt. Mr. Spector is also a Director of Metropolis Realty Trust, Inc., Nexthealth, Inc., United International Holdings, Inc. and Vail Resorts, Inc.

  Barry Thurston. Mr. Thurston has been a Director of Holdings since August 1998. Mr. Thurston has served as President of Columbia TriStar Television Distribution and its predecessors since 1986. In this capacity, Mr. Thurston is responsible for the domestic distribution to television outlets of all Sony Pictures' television and feature film product.

  Edward M. Yorke. Mr. Yorke has been a Director of Holdings since August 1998 and has been a Director of Telemundo since June 1995. Since August 1998, Mr. Yorke has been a Managing Director and principal of Donaldson, Lufkin & Jenrette Securities Corporation. From 1992 to August 1998, Mr. Yorke was a principal of Apollo Advisors and Lion Advisors. Mr. Yorke is also a Director of Aris Industries, Inc., and Salant Corporation.

  Pursuant to the Stockholders Agreement, Station Partners, Sony Pictures and Liberty have agreed to elect nine directors to the Board of Directors of Holdings, of which four directors would be designated by Station Partners, two directors would be designated by Sony Pictures, one director would be nominated by Liberty, subject to the approval of a majority of the outstanding shares of common stock of the Company held by stockholders other than Liberty, and two directors would be designated as independent. One of the independent directors would be nominated by Station Partners, subject to the approval of Liberty and Sony Pictures, and the other independent director would be nominated by Liberty and Sony Pictures, subject to the approval of Station Partners. Station Partners has designated Messrs. Black, Bron, Hernandez and Spector as directors, Sony Pictures has designated Messrs. Landau and Thurston as directors and Mr. Finn has been nominated by Liberty. Messrs. Senior and Yorke have been selected as the independent directors. The Stockholders Agreement also requires that certain Major Decisions receive the unanimous approval of each of Station Partners, Sony Pictures and Liberty. See "Certain Relationships and Related Transactions--Transactions Related to the Merger-- Stockholders Agreement."

Executive Compensation

 Summary Compensation Table

  The following table sets forth information concerning the compensation for services in all capacities to the Company for the years ended December 31, 1998, 1997, and 1996 paid to (a) the Chief Executive Officer, (b) the other three most highly compensated executive officers of the Company during 1998 and (c) the two most highly compensated executive officers of Telemundo who were not employees of the Company at December 31, 1998 (collectively, the "Named Executive Officers"). Mr. Tringali became an executive officer of Telemundo in 1996. The amounts shown in the table for periods prior to August 13, 1998 reflect payments for services rendered to Telemundo.

                                                                      Long Term
                                                                     Compensation
                                              Annual Compensation     Awards (#)
                                              ---------------------- ------------
                                                            Annual    Securities   All Other
                                               Salary        Bonus    Underlying  Compensation
Name and Principal Position During 1997  Year    ($)        ($)(1)   Options (#)     ($)(2)
---------------------------------------  ---- ---------    --------- ------------ ------------
Roland A. Hernandez......                1998   782,700      733,333         0       7,140
 President and Chief                     1997   700,000            0    30,000       8,438
 Executive Officer                       1996   700,000      913,889         0       8,615
Peter J. Housman II......                1998   387,000      366,666         0       7,140
 Chief Financial Officer                 1997   325,000            0    30,000       6,233
 and Treasurer                           1996   325,000      186,506         0       7,733
Osvaldo F. Torres........                1998   177,400       52,500         0       5,587
 Vice President, General                 1997   142,900       30,000    15,000       4,750
 Counsel   and Secretary                 1996    84,200       16,000         0           0
Vincent L. Sadusky.......                1998   120,700       37,500         0       5,303
 Vice President, Finance                 1997   102,700       30,000    15,000       4,750
                                         1996    85,100       17,500         0       3,419
Steven J. Levin..........                1998   242,100(3)   266,666         0       6,382(3)
 Executive Vice President                1997   344,900            0    30,000       6,233
                                         1996   315,500      331,566         0       7,733
Donald J. Tringali.......                1998   242,100(3)   266,666         0       6,382(3)
 Executive Vice President                1997   344,900            0    30,000       3,502
                                         1996   177,000(4)   261,486    75,000         742(4)

--------
(1) Bonus amounts represent compensation for services for the respective years shown.
(2) The following amounts are included in the above table. Retirement contributions and matching 401(k) contributions: Mr. Hernandez--$6,600 for 1998, $4,750 and $6,250 for 1996; Mr. Housman--$6,600 for 1998, $4,750 for
    1997 and $6,250 for 1996; Mr. Torres--$5,047 for 1998, $4,750 for 1997 and
    $0 for 1996; Mr. Sadusky--$4,828 for 1998, $4,750 for 1997 and $3,419 for
    1996; Mr. Levin--$6,067 for 1998, $4,750 for 1997 and $6,250 for 1996; and
    Mr. Tringali--$6,067 for 1998, $2,019 for 1997 and $0 for 1996. Life
    insurance premium payments: Mr Hernandez--$540 for 1998, $3,688 for 1997 and $3,848 in 1996; Mr. Housman--$540 for 1998 and $1,483 in each of 1997 and 1996; Mr. Torres--$540 for 1998 and $0 in each of 1997 and 1996; and Mr. Sadusky--$475 for 1998 and $0 in each of 1997 and 1996; Mr. Levin-- $315 for 1998 and $1,483 in each of 1997 and 1996; and Mr. Tringali--$315 for 1998, $1,483 in 1997 and $742 in 1996.
(3) In connection with the Merger, as of August 13, 1998, Messrs. Levin and Tringali became employees of the Network Company. The 1998 compensation amounts for Mr. Levin and Mr. Tringali represent compensation for services rendered to Telemundo through August 12, 1998.
(4) From May 1995 through May 1996, Mr Tringali served as a consultant to Telemundo. Consulting fees paid to Mr. Tringali in 1996 amounted to $130,800.

 Option Grants in 1998

  No options were granted by Holdings or Telemundo in 1998.

 Aggregated Option Exercises in 1998 and Year-End Option Value

  No options were exercised in 1998. However, in connection with the Merger, on August 12, 1998, all of the unexercised options outstanding held by the Named Executive Officers immediately prior to the Effective Time (as defined in the Merger Agreement) (whether or not such option was then exercisable) were converted into the right to receive, subject to any required withholding taxes, the following cash payments: Mr. Hernandez--$17,800,513 for 542,500 shares underlying such options; Mr. Housman--$1,786,279 for 80,000 shares underlying such options; Mr. Torres--$202,505 for 15,000 shares underlying such option; Mr. Sadusky--$202,505 for 15,000 shares underlying such options; Mr. Levin--$1,957,529 for 80,000 shares underlying such options; and Mr. Tringali--$1,867,538 for 105,000 shares underlying such options.

 Directors Compensation

  Prior to the Merger, each of the directors of Telemundo, other than Mr. Hernandez, serving on the Board of Directors of Telemundo received for services as a director (i) $10,000 as an annual retainer, (ii) $2,500 for each regularly scheduled Board meeting attended, (iii) $1,000 annual fee for serving on each committee such director served on, (iv) $1,000 for each extraordinary meeting of the Board attended and (v) an annual grant of options to purchase 2,500 shares of Series A Common Stock, which options were granted on the date of Telemundo's annual meeting, vested over a period of three years and were exercisable at the market price on the grant date. In connection with the Merger, all of the unexercised options outstanding immediately prior to the Effective Time (whether or not such option was then exercisable) were converted into the right to receive, subject to any required withholding taxes, a cash payment equal to the product of (i) the total number of shares then subject to each such option multiplied by (ii) the excess of the Merger Consideration over the exercise price per share subject to such option, which payment was made in connection with the Merger.

  The directors of Holdings are expected to receive usual and customary compensation for their services.

 Compensation Committee Interlocks and Insider Participation

  Prior to the Merger, the members of the Compensation Committee of Telemundo were Barry W. Ridings, Bruce H. Spector and Edward M. Yorke. None of the members of the Compensation Committee has ever served as an officer or employee of Telemundo, nor has any such member served as a member of a compensation committee or other board of directors' committee performing similar functions of any other entity in 1997 except that Mr. Spector served on the compensation committee for United International Holdings, Inc.

 Employment Agreements

  Mr. Hernandez's employment agreement with Telemundo, dated as of March 9, 1995, as amended, remains in effect until February 28, 2001 and automatically extends for additional one-year terms thereafter unless either party elects to terminate the agreement. The amended employment agreement provides for an annual base salary of $700,000 until February 28, 1998 and $800,000 during the remainder of his term of employment. Mr. Hernandez will be eligible for annual bonuses for each of the 1998, 1999, 2000 and 2001 fiscal years up to 100% of his base salary, in each case, if Telemundo achieves certain EBITDA targets.

  Mr. Housman's employment agreement with Telemundo, dated as of March 7, 1997, as amended, remains in effect until February 28, 2001 and automatically extends for additional one-year terms thereafter unless either party elects to terminate the agreement. The agreement provides for an annual base salary of $325,000 until February 28, 1998 and $400,000 during the remainder of his term of employment. Mr. Housman will be eligible for annual bonuses of up to 100% of his base salary for the 1998, 1999, 2000 and 2001 fiscal years, in each case, if Telemundo achieves certain EBITDA targets.

  In addition to the specific provisions described above, the employment agreements, as amended, for Messrs. Hernandez and Housman each contain the provisions set forth below. If such executive's employment is terminated because of death, disability or other event rendering the applicable executive unable to perform his duties and obligations under the agreement, in addition to his base salary and certain benefits through the date of termination, Telemundo is obligated to pay such executive a bonus, if earned, for the year in which such termination occurred. If such an executive is terminated for "cause" (as defined in the applicable employment agreement) or such an executive resigns without "good reason" (as defined in the applicable employment agreement) pursuant to a resignation that is not a "specified resignation" (as defined in the applicable employment agreement), Telemundo is obligated to pay such executive only his base salary and certain other benefits through the date of termination or resignation. The agreements provide that if the executive is terminated by Telemundo "without cause" or by the executive for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to receive through an entitlement date that is the later of February 28, 2001 or the first anniversary of the date of termination of the executive's employment, (i) his base salary, (ii) his bonus for the fiscal year in which such termination occurs and (iii) his benefits (or reimbursement of the cost thereof) under his employment agreement. These employment agreements also provide that if (a) there is a "change of control transaction" (as defined in the applicable employment agreement), (b) the applicable executive is offered a position allowing him to keep his title with the successor to all or any part of Telemundo's business and (c) a "diminution in duty" (as defined in the applicable employment agreement) would have occurred but for the offer of a position as described in clause (b) above, then the applicable executive will have the option of declining the position offered as described in clause (b) above and instead modifying his position to a position (but not senior to that offered) that has such work location, time commitment, duties, responsibilities and terms as the applicable executive officer may specify in his sole and absolute discretion after consultation with Telemundo. In addition, the employment agreements provide for "specified resignation rights" (as defined in the applicable employment agreement) which allow the executive, during the one-month period beginning 14 months after a change of control transaction, to terminate his employment for any reason whatsoever; any such termination will be treated as if it were a termination for "good reason" (the consequences of which are described above). The consummation of the Merger constituted a "change of control transaction."

  Mr. Torres' employment agreement with Telemundo, dated as of September 10, 1997 remains in effect until December 31, 1999 and automatically extends for additional one-year terms thereafter unless either party elects to terminate the agreement. The agreement provides for a current annual base salary of $200,000. For the period beginning on May 14, 1999 and ending on December 31, 1999, the base salary will be mutually agreed upon by Mr. Torres and Telemundo, but in no event will the base salary increase be less than ten percent of the then current base salary. For the 1998 and 1999 fiscal years, Mr. Torres is entitled to a performance bonus equal to fifteen percent of his base salary. The performance bonus is awarded based solely upon an assessment of Mr. Torres' performance of his duties, without regard to the financial condition or performance of Telemundo. For the 1998 and 1999 fiscal years, Mr. Torres is also entitled to a bonus based upon Telemundo's achievement with respect to EBITDA targets. Mr. Torres has the right to resign without "good reason" (as defined in the employment agreement) and terminate the employment agreement at any time within six months after a "change of control transaction" (as defined in the employment agreement) occurs and is entitled to receive (i) his base salary earned up to the date of resignation and (ii) all benefits due up to the date of resignation. Mr. Torres also has the right to terminate the employment agreement if a "diminution in duty," a "designated relocation," or any other "good reason event" (each as defined in the employment agreement) occurs and is entitled to receive (i) his base salary earned through the later of December 31, 1999 or six months after the date of termination of his employment, (ii) his bonus, if any, earned for the fiscal year in which such termination occurs and (iii) all benefits to which he is entitled through the later of December 31, 1999 or six months after the date of termination of his employment. The consummation of the Merger constituted a "change of control transaction."

  Mr. Sadusky's employment agreement with Telemundo, dated as of September 10, 1997 remains in effect until December 31, 1999 and automatically extends for additional one-year terms thereafter unless either party elects to terminate the agreement. The agreement currently provides for an annual base salary of $150,000. For the period beginning on July 24, 1999 and ending on December 31, 1999, the base salary will be mutually agreed upon by Mr. Sadusky and Telemundo, but in no event will the base salary increase be less than ten percent of the then current base salary. For the 1998 and 1999 fiscal years, Mr. Sadusky is entitled to a performance bonus equal to fifteen percent of his base salary. The performance bonus is awarded based solely upon an assessment of Mr. Sadusky's performance of his duties, without regard to the financial condition or performance of Telemundo. For the 1998 and 1999 fiscal years, Mr. Sadusky is also entitled to a bonus based upon Telemundo's achievement with respect to EBITDA targets. Mr. Sadusky has the right to resign without "good reason" (as defined in the employment agreement) and terminate the employment agreement at any time within six months after a "change of control transaction" (as defined in the employment agreement) occurs and is entitled to receive (i) his base salary earned up to the date of resignation and (ii) all benefits due up to the date of resignation. Mr. Sadusky also has the right to terminate the employment agreement if a "diminution in duty," a "designated relocation," or any other "good reason event" (each as defined in the employment agreement) occurs and is entitled to receive (i) his base salary earned through the later of December 31, 1999 or six months after the date of termination of his employment, (ii) his bonus, if any, earned for the fiscal year in which such termination occurs and (iii) all benefits to which he is entitled through the later of December 31, 1999 or six months after the date of termination of his employment. The consummation of the Merger constituted a "change of control transaction."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of December 31, 1998, the number and percentage of outstanding shares of voting stock of Holdings beneficially owned by: (i) each executive officer and director of Holdings; (ii) all executive officers and directors of Holdings as a group; and (iii) each person known by Holdings to own beneficially more than five percent of Holdings' voting stock, respectively. Holdings believes that each individual or entity named has sole investment and voting power with respect to shares of voting stock of Holdings indicated as beneficially owned by them, except as otherwise noted.

                                                              Number of Percent
   Name and Address of Beneficial Owner                        Shares   of Class
   ------------------------------------                       --------- --------
   5% Owners:
   Station Partners, LLC(1)(2)...............................   7,505    75.05%
    c/o Apollo Management, L.P.
    1301 Avenue of the Americas
    New York, New York 10019
   Liberty Media Corporation(2)..............................   2,495    24.95%
    8101 East Prentice Avenue
    Englewood, Colorado 80111
   Sony Pictures Entertainment Inc...........................   2,495    24.95%
    10202 West Washington Boulevard
    Culver City, California 90232-3195
   Executive Officers and Directors:
   Roland A. Hernandez.......................................    --        --
   Peter J. Housman II.......................................    --        --
   Osvaldo F. Torres.........................................    --        --
   Vincent L. Sadusky........................................    --        --
   Leon D. Black (3).........................................    --        --
   Guillermo Bron (4)........................................    --        --
   Brian D. Finn.............................................    --        --
   Yair Landau (5)...........................................    --        --
   Enrique F. Senior.........................................    --        --
   Bruce H. Spector (3)......................................    --        --
   Barry Thurston (5)........................................    --        --
   Edward M. Yorke...........................................    --        --
   All directors and officers as a group(6)..................    --        --

--------
(1) Stations Partners is owned approximately 68% by Apollo Investment and approximately 32% by Bastion. Apollo Investment is a Delaware limited partnership of which Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors II"), is the managing general partner. Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital II"), is the general partner of Advisors II. Apollo Management L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of Apollo Investment. AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. Mr. Leon Black, a director of Holdings, is a director and stockholder of Apollo Capital II, a director of AIM and one of the founding principals and a limited partner of Apollo Investment. Mr. Bruce Spector, currently a director of Holdings, is a principal of Apollo Management and Advisors II and a Vice President of Apollo Capital II. Bastion Capital Fund, L.P. is a Delaware limited partnership. The sole general partner of Bastion Capital Fund, L.P. is Bastion Partners, L.P., a Delaware limited partnership ("Bastion Partners"). The general partners of Bastion Partners are Bron Corp., a Delaware corporation ("BC"), and Villanueva Investments, Inc., a Delaware corporation ("VII"). The sole holder of voting stock and the sole director and officer of BC is Mr. Guillermo Bron, currently a director of Holdings. The sole holder of voting stock of VII is the Daniel Villanueva Living Trust, a trust created under the laws of California, the co-trustees of which are Daniel D. Villanueva and Myrna E. Villanueva. Mr. Villanueva, a director of Telemundo prior to the Merger, is the sole director and principal officer of VII. Messrs. Bron and Villanueva are the managing directors of Bastion Capital Corp., which manages the affairs of Bastion pursuant to a management agreement.
(2) Liberty has granted to Station Partners a proxy to vote all of the shares of common stock of Holdings owned by Liberty. As a result of such proxy, Liberty is not entitled to vote any of the shares of common stock of Holdings owned by it. Such shares are included in the amount shown as beneficially owned by Station Partners in the table above.
(3) Messrs. Black and Spector are associated with Apollo Management, the manager of Apollo Investment, and disclaim beneficial ownership of all shares of Holdings held by Station Partners.
(4) Mr. Bron is associated with Bastion and disclaims beneficial ownership of all shares of Holdings held by Station Partners.
(5) Messrs. Landau and Thurston are associated with Sony Pictures and disclaim beneficial ownership of all shares of Holdings held by Sony Pictures.
(6) Excludes shares shown in the table above as held by Station Partners, Liberty and Sony Pictures.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Related to the Merger

 Merger Agreement

  On August 12, 1998, the Merger was consummated in accordance with the Merger Agreement pursuant to which TLMD Acquisition was merged with and into Telemundo, with Telemundo being the surviving corporation and becoming a wholly owned subsidiary of Holdings. In the Merger, each outstanding share of Common Stock (other than shares of Common Stock held by Holdings, TLMD Acquisition or any other wholly owned subsidiary of Holdings, or in the treasury of Telemundo or by any wholly owned subsidiary of Telemundo, all of which were canceled with no payment being made with respect thereto, or by stockholders of Telemundo who exercised and perfected their statutory appraisal rights under Delaware law) were converted into the right to receive $44.00 in cash, including an increase of 8% per annum (approximately $0.29 per share per month) during the period commencing on July 30, 1998 and ending on August 11, 1998. Such increase was funded 50% by an increase in the price paid to Holdings pursuant to the Network Sale and 50% by increases in the Equity Contributions.

  Consummation of the Merger was subject to various conditions, including receipt of the Initial FCC Consent, which was received on July 30, 1998, consummation of the Offering and the New Credit Facilities (or Holdings securing financing pursuant to alternative financing arrangements) and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Telemundo received notice of the early termination of the HSR waiting periods with respect to all of the applications filed by Telemundo, Holdings and certain of Holdings' affiliates.

  On June 16, 1998, at a special meeting of the stockholders of Telemundo, the stockholders voted to approve and adopt the Merger Agreement and the related transactions, with 9,424,027 votes cast in favor of approving and adopting the Merger Agreement and the related transactions, representing 91.79% of the total shares outstanding entitled to vote at the meeting, and 5,165 votes cast against.

 Equity Contributions

  Pursuant to a funding agreement, dated as of November 24, 1997, Station Partners, Liberty and Sony Pictures made equity contributions to Holdings in the amounts of $137.2 million (of which $93.3 million was funded by Apollo Investment and $43.9 million was funded by Bastion), $68.4 million and $68.4 million, respectively. The commitments to make the foregoing equity contributions were conditioned upon all conditions to the Company's obligations to consummate the Merger having been fulfilled or waived and the expiration or termination of the waiting period under the HSR Act.

 Network Sale and Affiliation Agreement

  In connection with the Merger, the Company sold its network operations, which consisted of substantially all of the programming and production assets of the Telemundo Network, to the Network Company. The Network Company is equally owned by an affiliate of Sony Pictures and an affiliate of Liberty. Sony Pictures and Liberty each own 24.95% of Holdings. The proceeds of the Network Sale were contributed to TLMD Acquisition and Telemundo, and were used to fund the consummation of the Merger and refinance existing indebtedness of Telemundo. See "Prospectus Summary--The Merger and Related Transactions-- Sources and Uses of Funds" and "Use of Proceeds."

  In connection with the Network Sale, the Company also entered into the Affiliation Agreement with the Network Company, pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company have agreed to pool and allocate local, national spot and network advertising revenues on a predetermined basis. See "Business-- Affiliation Agreement."

 Proxy

  Station Partners has the right to vote 75.05% of the common stock of Holdings as a result of the grant by Liberty of an irrevocable proxy to vote all of its shares of the common stock of Holdings. The proxy may be terminated by Liberty under certain specified circumstances.

 Stockholders Agreement

  In connection with the Merger, the Initial Stockholders entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which the Initial Stockholders agreed to elect nine directors to the Board of Directors of Holdings, of which four directors would be designated by Station Partners, two directors would be designated by Sony Pictures, one director would be nominated by Liberty, subject to the approval of a majority of the outstanding shares of common stock of the Company held by stockholders other than Liberty, and two directors would be designated as independent. One of the independent directors would be nominated by Station Partners, subject to the approval of Liberty and Sony Pictures, and the other independent director would be nominated by Liberty and Sony Pictures, subject to the approval of Station Partners.

  The Stockholders Agreement requires that Major Decisions (as defined in the Stockholders Agreement) receive the unanimous approval of the Initial Stockholders. Major Decisions include (i) changing the nature or scope of the Company's predominantly Spanish-language broadcast business or acquiring an additional material broadcast station or other substantial business, (ii) issuing any equity or debt securities of Holdings, (iii) merging, consolidating or reorganizing the Company, (iv) selling all or substantially all of the assets of the Company, (vi) selling assets of the Company with a fair value in excess of $10 million, (v) taking any action relating to the termination, dissolution, liquidation or winding-up of the Company,
(vii) taking any action that would constitute certain events of insolvency and
(viii) entering into any related transaction between any station or the Company and any of its affiliates (excluding transactions between the Company and the Network Company). In addition, the approval of Station Partners and Sony Pictures is required to permit any station owned, directly or indirectly, by Holdings to enter into, amend, take any action to terminate or fail to renew any affiliation agreement. The Stockholders Agreement also requires that the appointment of the Chief Executive Officer and Chief Financial Officer, on the recommendation of Station Partners, be approved by Sony Pictures.

  Station Partners received rights (the "Network Rights") from the Network Company with respect to interests in the Network Company (the "Network Interests") that represent the right to receive the value equal to 10% of the Network Interests outstanding at the Effective Time for an amount equal to 10% of the aggregate equity contributed by Sony Pictures and Liberty to the Network Company (subject to certain adjustments in the future, including for subsequent equity investments made by Sony Pictures and Liberty in the Network Company and for certain distributions made by Network Company to Sony Pictures and Liberty (as adjusted, the "Strike Price")).

 Put/Call Agreement

  In general, common stock of Holdings held by an Initial Stockholder may not be transferred without the consent of the other Initial Stockholders. The Initial Stockholders have entered into a Put/Call Agreement, pursuant to which, at any time after the fifth anniversary of the Merger, and subject to regulatory approval, including FCC approval, Station Partners has the right to sell its ownership interest in Holdings to Sony Pictures and Liberty. Each of Sony Pictures and Liberty are severally obligated to purchase 50% of such ownership interest for a price (the "Station Partners Purchase Price") equal to a proportional amount, based upon Station Partners' then ownership interest in Holdings, of the price that an unrelated third party would pay to acquire the entire ownership of Holdings, in an arm's-length transaction. Notwithstanding the foregoing, if the Station Partners Purchase Price is lower than the amount that would be required to be paid to Station Partners such that Station Partners' internal rate of return with respect to its investment, equals a compounded return of 10% (the "Minimum Value"), then the price to be paid for Station Partners' ownership interest in Holdings shall be the Minimum Value. If the Station Partners Purchase Price is higher than the amount that would be required to be paid to Station Partners such that Station Partners' internal rate of return with respect to its investment equals a compounded annual return of 40% (the "Maximum Value"), then the price to be paid for Station Partners' ownership interest in the Company shall be the Maximum Value. If Station Partners exercises its right to sell to Sony Pictures and Liberty its ownership interest in Holdings, Sony Pictures and Liberty also will be required to purchase the Network Rights at an amount equal to the difference (which shall not be less than zero) between (x) the price equal to a proportional amount, based upon the proportion of the total Network Interest represented by the Network Rights, that an unrelated third party would pay to acquire all of the equity interests (including the Network Rights) of the Network Company, in an arm's-length transaction and (y) the aggregate Strike Price of the Network Rights (the "Network Company Purchase Price"). After the fifth anniversary of the Merger, and subject to regulatory approval, including FCC approval, Sony Pictures and Liberty jointly have the right to purchase all of Station Partners' ownership interest in Holdings for a purchase price equal to the Station Partners Purchase Price or, if applicable, the Minimum Value or Maximum Value. If Sony Pictures and Liberty exercise their joint right to purchase Station Partners' ownership interest in Holdings, then Sony Pictures and Liberty also will be required to purchase the Network Rights at an amount equal to the Network Company Purchase Price.

 Sharing Agreement

  Pursuant to a sharing agreement, dated as of August 12, 1998, between Telemundo and the Network Company, Telemundo and the Network Company share certain facilities, equipment, and administrative services, the cost of which will be allocated and borne ratably between the parties.

Transactions Prior to the Merger

  Prior to the Merger and in connection with the consummation on December 30, 1994 (the "Consummation Date") of its plan of reorganization (the "Plan") under the Bankruptcy Code, Telemundo entered into a number of agreements with certain persons, including TLMD II and certain of its affiliates, relating to the securities of Telemundo and defining certain aspects of the ongoing relationship between Telemundo and such persons. All of these agreements, which are briefly summarized below, were terminated upon consummation of the Transactions.

 Warrants

  Pursuant to the Plan, as of the Consummation Date, holders of certain claims against and interests in Telemundo received cash, 10 1/4% Notes, Common Stock, and/or five-year warrants to purchase Series A Common Stock at $7.00 per share (the "Creditors' Warrants").

  Pursuant to Telemundo's Restated Certificate of Incorporation, the holders of the Series B Common Stock had the right until December 30, 1998 (or for a shorter period upon the occurrence of certain events) to elect a majority of the Board. Of the 10,000,000 shares of Common Stock distributed under the Plan, 4,388,394 were shares of Series A Common Stock and 5,611,606 were shares of Series B Common Stock, of which 3,011,885 were distributed in the aggregate to Apollo Investment and Bastion. Pursuant to the Plan, Reliance Insurance Company ("Reliance"), which had directly owned or controlled 58.4% of the then outstanding common stock of Telemundo, received approximately 10.2% of the total outstanding Common Stock of Telemundo, all of which was Series A Common Stock and warrants to purchase 416,667 shares of Series A Common Stock at $7.19 per share. In addition, certain affiliates of Reliance received warrants to purchase 38 shares of Series A Common Stock at $7.00 per share.

  At the Effective Time, all outstanding warrants were converted into the right to receive, subject to any required withholding taxes, a cash payment equal to the product of (i) the total number of shares then subject to each such Warrant multiplied by (ii) the excess of the Merger Consideration over the exercise price per share subject to such Warrant, which payment was made in connection with the Merger.

 Old Shareholders Agreement

  TLMD II, Mr. Leon Black, a director of Holdings, Bastion and Hernandez Partners, a California general partnership of which Roland A. Hernandez, the chief executive officer and a director of Holdings, is a partner, entered into a shareholders agreement (the "Old Shareholders Agreement") pursuant to which each of them agreed to vote their shares through a voting committee comprised of three members. The Old Shareholders Agreement was terminated in connection with the Transactions.

 Old Registration Agreement

  In connection with the Plan, Telemundo, Apollo Advisors, L.P. ("Advisors") and Reliance entered into a registration rights agreement (the "Old Registration Agreement") pursuant to which Telemundo, subject to certain conditions, agreed to register under the Securities Act the 10 1/4% Notes and the common stock held by Advisors and its affiliates or Reliance and its affiliates, or their respective transferees. The registration provisions of the Old Registration Agreement have been terminated.

Other Transactions

 Telemundo Transactions with Sony Pictures

  In May 1997, Telemundo, Columbia TriStar Television, Inc. ("Columbia TriStar Television"), an affiliate of Sony Pictures, and TV Azteca agreed to jointly produce certain Spanish-language television programming. The first of these programs is scheduled for broadcast on the Telemundo network beginning in the fall of 1998. Telemundo Network, Inc. has entered into various agreements with Columbia TriStar Television and Columbia TriStar Television Distribution pursuant to which Columbia TriStar Television Distribution has agreed to license to Telemundo Network, Inc. for broadcast on the Telemundo network certain motion pictures and Columbia TriStar Television has agreed to develop and produce for broadcast on the Telemundo network television serial programming and provide to Telemundo certain advertising sales, consulting and marketing assistance. These agreements were assumed by the Network Company in connection with the Network Sale.

 Indemnification of Directors and Officers; Directors and Officers Insurance

  Pursuant to the Merger Agreement, the Company and Telemundo maintain the right to indemnification and exculpation of officers and directors provided for in the Restated Certificate of Incorporation and Amended and Restated By-laws of Telemundo as in effect on the date of the Merger Agreement, with respect to indemnification and exculpation for acts and omissions occurring prior to the Effective Time. To the fullest extent permitted by applicable law, Telemundo has agreed to indemnify and hold harmless each present and former director and officer of Telemundo for acts and omissions occurring prior to the Effective Time. Telemundo has also agreed to advance expenses to each such indemnified person and to cooperate fully in the defense of any such matter. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, the Company or Telemundo will maintain officers' and directors' liability insurance covering the persons who, on the date of the Merger Agreement, were covered by Telemundo's officers' and directors' liability insurance policies with respect to acts and omissions occurring prior to the Effective Time.

 KFWD Affiliation Agreement

  HIC owns and operates television station KFWD, Channel 52, the Company's Dallas/Fort Worth network affiliate. Mr. Hernandez and his family own HIC and Mr. Hernandez serves as an executive officer and director of HIC. The affiliate relationship between Telemundo and HIC is governed by an Affiliation and Representation Agreement dated as of August 31, 1993, as amended (the "KFWD Affiliation Agreement"). Telemundo and Interspan, HIC's predecessor, entered into a Modification Agreement, dated as of September 10, 1997 (the "Modification Agreement"), which modified the KFWD Affiliation Agreement. The compensation committee of Telemundo, pursuant to authority delegated to it by its Board of Directors, negotiated the terms of the Modification Agreement on behalf of Telemundo. Among other things, the Modification Agreement extended the term of the KFWD Affiliation Agreement through February 28, 2001 and provided HIC with the right to terminate the KFWD Affiliation Agreement by giving Telemundo six months' written notice of such termination during the 12-month period following the termination, for any reason, of Mr. Hernandez's employment relationship with Telemundo. Under the KFWD Affiliation Agreement, as modified by the Modification Agreement, Telemundo paid to HIC $1,500,000 during the twelve month period ended August 31, 1998 and will pay to HIC $1,612,500 and $1,733,438 during the 12-month periods ending on August 31, 1999 and 2000, respectively, and at the rate of $1,863,445 on an annualized basis during the period beginning on September 1, 2000 and ending on February 28, 2001. In addition, HIC may be entitled to an amount up to $120,500 of bonus compensation based upon ratings performance of the station during any 12-month period. The KFWD Affiliation Agreement was assumed by the Network Company in connection with the Network Sale.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

New Credit Facilities

  In connection with the Transactions, Telemundo entered into the New Credit Facilities pursuant to which Credit Suisse First Boston, New York Branch, an affiliate of Credit Suisse First Boston Corporation, and Canadian Imperial Bank of Commerce, an affiliate of CIBC Oppenheimer Corp., acted as co-agents and arrangers. Under the New Credit Facilities, the lenders have provided Telemundo with a $150 million reducing revolving credit facility (the "Revolving Credit Facility"), a $25 million tranche A term loan facility (the "Tranche A Facility") and a $175 million tranche B term loan facility (the "Tranche B Facility" and, together with the Revolving Credit Facility and the Tranche A Facility, the "New Credit Facilities") upon the terms and conditions set forth therein.

  Subject to compliance with the terms thereof, the Revolving Credit Facility is available until September 30, 2005. The commitment thereunder will be reduced to $142.5 million, $127.5 million, $112.5 million and $90.0 million on December 31, 2001, 2002, 2003 and 2004, respectively. The Tranche A Facility matures on September 30, 2005 and the Tranche B Facility matures on March 31, 2007.

  Loans under the Tranche A Facility are scheduled to amortize in 24 quarterly installments commencing on December 31, 1999 in the following aggregate amounts: (i) $2.5 million for the first year, (ii) $3.125 million for the second year, (iii) $3.75 million for the third year, (iv) $4.375 million for the fourth year, (v) $5.0 million for the fifth year and (vi) $6.25 million for the last year. Loans under the Tranche B Facility are scheduled to amortize in 29 quarterly installments of $437,500 commencing on December 31, 1999 with a final quarterly payment of $162.3 million. In certain circumstances, the Company may also be required to repay the New Credit Facilities with the net proceeds of asset sales and equity issuances and with a portion of Excess Cash Flow (as defined in the New Credit Facilities). Subject to customary conditions precedent, amounts repaid on the Revolving Credit Facility prior to maturity may be reborrowed up to $150 million, subject to reduction of the Revolving Credit Facility. Amounts repaid on the Tranche A Facility and the Tranche B Facility may not be reborrowed.

  The New Credit Facilities are obligations of Telemundo and are unconditionally guaranteed by Holdings and by each subsidiary of Telemundo which is a wholly owned domestic entity for U.S. federal income tax purposes, and is secured by substantially all of the assets of Holdings and each such subsidiary (other than certain subsidiaries as permitted by the lenders). Telemundo's Puerto Rican subsidiary has granted a security interest to Telemundo in its assets to secure certain existing indebtedness of such subsidiary to Telemundo, and Telemundo has pledged such indebtedness and 65% of the voting stock and 100% of the nonvoting stock of such subsidiary as security for the New Credit Facilities. Loans under the New Credit Facilities bear interest at Telemundo's option at either (i) Adjusted LIBOR plus the Applicable Margin or (ii) a base rate (the "Base Rate") plus the Applicable Margin. The Applicable Margin for the Revolving Credit Facility and the Tranche A Facility is initially (a) 1.875% for Adjusted LIBOR loans and (b) 0.875% for Base Rate loans, and thereafter will be determined by a grid based upon the ratio of total debt to EBITDA (as defined in the New Credit Facilities). The Applicable Margin for the Tranche B Facility is (a) 2.125% for Adjusted LIBOR loans and (b) 1.125% for Base Rate loans.

  The New Credit Facilities also contain provisions restricting the ability of Holdings and its subsidiaries, from (with certain exceptions), among other things, (i) incurring additional indebtedness or liens, (ii) entering into sale and lease-back transactions, (iii) making advances, investments or loans,
(iv) entering into mergers, consolidations or asset sales or purchases, (v) paying dividends or redeeming stock, (vi) entering into transactions with affiliates other than on an arm's-length basis, (vii) engaging in new lines of business unrelated to their current activity, (viii) materially amending or modifying any material document in a manner adverse to Telemundo, the Company or the lenders, (ix) prepaying or materially amending certain other indebtedness, (x) taking any action that would result in the Collateral Requirement or the Guarantee Requirement (each as defined in the New Credit Facilities) not being satisfied, (xi) changing its fiscal year end, or (xii) permitting any change to occur in the ownership or control of the Company.

  The New Credit Facilities also require Telemundo, for certain periods of time, to maintain (i) a consolidated ratio of total debt to EBITDA (as defined in the New Credit Facilities) not to exceed 7.0 to 1.0 (with such ratio being incrementally reduced to 4.5 to 1.0 by December 31, 2001), which was 5.41 to
1.0 at September 30, 1998, (ii) a consolidated interest expense coverage ratio of not less than 1.6 to 1.0 (with such ratio being incrementally increased to 2.25 to 1.0 by September 30, 2001), which was 2.25 to 1.0 at September 30, 1998, and (iii) a consolidated fixed charge coverage ratio of not less than
1.0 to 1.0 (with such ratio being incrementally increased to 1.15 to 1.0 by September 30, 2001), which was 1.81 to 1.0 at September 30, 1998.

  Generally, Telemundo is prohibited from paying dividends or making other distributions to Holdings. However, so long as no default under the New Credit Facilities shall have occurred and be continuing or result therefrom, Telemundo may pay cash dividends to Holdings in the amounts and at the times required in order that Holdings may (x) make scheduled payments of cash interest on the Notes, (y) pay taxes in respect of the consolidated group consisting of Holdings and its subsidiaries and (z) pay operating expenses in an amount not to exceed $1,000,000 during any period of four fiscal quarters.

                           DESCRIPTION OF THE NOTES

General

  The Old Notes were, and the New Notes will be, issued under an Indenture, dated as of August 12, 1998 (the "Indenture"), between Holdings and Bank of Montreal Trust Company, as Trustee (the "Trustee"). The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except (i) the New Notes will have been registered under the Securities Act, (ii) the holders of the New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement and (iii) the holders of the New Notes will no be entitled to certain contingent rights relating to the payment of additional interest as a result of a Registration Default. See "The Exchange Offer--Purpose and Effects of the Exchange Offer." The following is a summary of certain provisions of the Indenture and the New Notes, a copy of which Indenture and the form of New Notes is available upon request to Holdings. The following summary of certain provisions of the Indenture and the New Notes is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the New Notes, and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), including the definitions of certain terms therein. For purposes of the "Description of the Notes," references to Holdings are to Telemundo Holdings, Inc. and its successors, and does not include any of its subsidiaries.

  Principal of, premium, if any, and interest on the New Notes will be payable, and the New Notes may be exchanged or transferred, at the office or agency of Holdings in the Borough of Manhattan, The City of New York, which initially shall be the corporate trust office of the Trustee's agent, except that, at the option of Holdings, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Note register.

  The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and any integral multiple of $1,000. See "Book-Entry, Delivery and Form." No service charge shall be made for any registration or exchange of New Notes, but Holdings may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

  The Notes are general unsecured obligations of Holdings, limited to $218,838,000 aggregate principal amount at maturity, and will mature on August 15, 2008. The Notes will accrete at a rate of 11 1/2% per annum to 100% of the principal amount at maturity by August 15, 2003. Except as described herein, no cash interest will accrue on the Notes prior to August 15, 2003, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accretes. See "Certain U.S. Federal Income Tax Considerations" for a discussion regarding the taxation of such original issue discount. Cash interest will accrue on the Notes at the rate per annum shown on the front cover of this Prospectus from August 15, 2003, or from the most recent date to which interest has been paid or provided for, payable semiannually on February 15 and August 15 of each year, commencing February 15, 2004, to the Holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date. Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

  Except as set forth in the following paragraph, the Notes will not be redeemable at the option of Holdings prior to August 15, 2003. Thereafter, the Notes will be redeemable, at Holdings' option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15 of the years set forth below:

                                                                      Redemption
      Period                                                            Price
      ------                                                          ----------
      2003...........................................................  105.750%
      2004...........................................................  103.833
      2005...........................................................  101.917
      2006 and thereafter............................................  100.000

  In addition, at any time and from time to time prior to August 15, 2001, Holdings may redeem in the aggregate up to 35% of the aggregate principal amount at maturity of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price equal to 111 1/2% of their Accreted Value at the redemption date; provided, however, that not less than 65% of the aggregate principal amount at maturity of Notes originally issued must remain outstanding after each such redemption.

  In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Ranking

  The indebtedness evidenced by the Notes are general unsecured obligations of Holdings, ranking senior in right of payment to all future indebtedness of Holdings expressly subordinated to the Notes and pari passu in right of payment with all other existing and future indebtedness and other obligations of Holdings. The Notes will also be effectively subordinated to all secured obligations, if any, of Holdings to the extent of the value of the assets securing such obligations. The obligations of Telemundo under the New Credit Facilities are guaranteed by Holdings and each Subsidiary of Telemundo which is a wholly owned domestic entity for U.S. federal income tax purposes and are secured by substantially all of the assets of Holdings and each such Subsidiary. See "Description of Certain Indebtedness--New Credit Facilities." Although the Indenture contains limitations on the amount of additional Indebtedness that Holdings may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be secured Indebtedness.

  Holdings is a holding company and does not have any material assets or operations other than the ownership of Capital Stock of its Subsidiaries; all of the operations of Holdings are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of Holdings, including Holders of the Notes. The Notes, therefore, will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of Holdings. As of September 30, 1998, Holdings had no indebtedness other than the Notes, and Holdings' Subsidiaries had $281.3 million of indebtedness (including capital leases) outstanding. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of Holdings' Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "Risk Factors--Holding Company Structure; Structural and Effective Subordination; Limitation on Payment of Funds to Holdings."

Change of Control

  Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that Holdings purchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the Accreted Value thereof at the date of purchase, if such purchase occurs prior to August 15, 2003, or 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive accrued and unpaid interest due on the relevant interest payment date), if such purchase occurs thereafter:

    (i) prior to a Public Equity Offering, the Permitted Holders cease to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange
  Act) in the aggregate Capital Stock representing more than 50% of the outstanding equity and the aggregate voting power represented by the outstanding Capital Stock of Holdings, whether as a result of the issuance of securities, merger or consolidation, transfer of securities or otherwise;

    (ii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined above, except that for purposes of this clause (ii) such person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the then outstanding Voting Stock of Holdings, and the Permitted Holders beneficially own (as defined in clause (i) above) in the aggregate Voting Stock representing a lesser percentage of the total voting power of the Voting Stock of Holdings;

    (iii) during any period of two consecutive years after the initial Public Equity Offering, individuals who at the beginning of such period constituted the Board of Directors of Holdings (together with any new directors whose election by such Board of Directors was made pursuant to the Stockholders Agreement or whose nomination for election by the shareholders of Holdings was approved by a vote of the majority of the directors of Holdings then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

    (iv) Holdings consolidates with, or merges with or into, another Person or Holdings and/or one or more Restricted Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of Holdings and the Restricted Subsidiaries, taken as a whole, in one transaction or series of related transactions, to any Person (other than a Wholly Owned Restricted Subsidiary of Holdings), or any Person consolidates with, or merges with or into, Holdings, in any such event other than pursuant to a transaction in which the Person or Persons that beneficially owned (as defined in clause (ii) above), directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of Holdings immediately prior to such transaction or series of related transactions beneficially own (as defined in clause (ii) above), directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the surviving or transferee Person;

    (v) Sony Pictures ceases to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Capital Stock of Holdings representing at least 15% of the outstanding equity represented by the outstanding Capital Stock of Holdings, whether as a result of the issuance of securities, merger or consolidation, transfer of securities or otherwise; provided, however, that any transfer by Sony Pictures necessary in order to comply with restrictions imposed upon the ownership by Sony Pictures of the Capital Stock of Holdings by any federal or state court or regulatory authority or agency with applicable jurisdiction that would, but for this proviso, result in a Change of Control under this clause (v), will not result in a Change of Control so long as (x) Liberty continues to own Capital Stock of Holdings representing at least 20% of the outstanding equity represented by the outstanding Capital Stock of Holdings and (y) Sony Pictures continues to own Capital Stock of the Network Company representing 25% of the equity and the aggregate voting power represented by the outstanding Capital Stock of the Network Company;

    (vi) Liberty ceases to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Capital Stock of Holdings representing at least 15% of the outstanding equity represented by the outstanding Capital Stock of Holdings, whether as a result of the issuance of securities, merger or consolidation, transfer of securities or otherwise; provided, however, that any transfer by Liberty necessary in order to comply with restrictions imposed upon the ownership by Liberty of the Capital Stock of Holdings by any federal or state court or regulatory authority or agency with applicable jurisdiction that would, but for this proviso, result in a Change of Control under this clause (vi), will not result in a Change of Control so long as (x) Sony Pictures continues to own Capital Stock of Holdings representing at least 20% of the outstanding equity represented by the outstanding Capital Stock of Holdings and (y) Liberty continues to own Capital Stock of the Network Company representing 25% of the equity and the aggregate voting power represented by the outstanding Capital Stock of the Network Company;

    (vii) Liberty and Sony Pictures together cease to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Capital Stock of the Network Company representing at least 50% of the equity of the Network Company, whether as a result of the issuance of securities, merger or consolidation, transfer of securities or otherwise; or

    (viii) following the Merger, Telemundo shall not be a Wholly Owned Subsidiary of Holdings (other than by virtue of a merger or consolidation with Holdings).

  For the purposes of this definition of Change of Control, "equity" shall be determined after giving effect to the exercise of all options, warrants or other rights to acquire or purchase Capital Stock and the conversion or exchange of all securities convertible into or exchangeable for Capital Stock, less any exercise, conversion or exchange price therefor.

  Within 30 days following any Change of Control, unless Holdings has mailed a notice of redemption with respect to all the outstanding Notes pursuant to the provisions of the Indenture described above under "--Optional Redemption," Holdings shall mail a notice to the Trustee and to each Holder stating: (1) that a Change of Control has occurred and that such Holder has the right to require Holdings to purchase such Holder's Notes at a purchase price in cash equal to 101% of the Accreted Value thereof at the date of purchase, if such purchase occurs prior to August 15, 2003, or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive accrued and unpaid interest due on the relevant interest payment date), if such purchase occurs thereafter; (2) a description of the transaction or transactions constituting such Change of Control; (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the procedures determined by Holdings, that a Holder must follow in order to have its Notes purchased.

  Holdings shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Holdings shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

  The Change of Control purchase feature is a result of negotiations between Holdings and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that Holdings, Sony Pictures, Liberty or the Network Company would decide to do so in the future. Subject to the limitations discussed below, Holdings could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Holdings' capital structure or credit ratings. The Change of Control provisions in the Indenture may not afford Holders protection in the event of a highly leveraged transaction.

  The New Credit Facilities contain, and future indebtedness of Holdings and its Subsidiaries may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The New Credit Facilities do not permit Telemundo to pay dividends or make distributions to Holdings for the purpose of purchasing Notes in the event of Change of Control. Even if sufficient funds were otherwise available, the terms of certain Indebtedness could prohibit Holdings' prepayment of Notes prior to their scheduled maturity. Consequently, if Holdings is not able to prepay such Indebtedness, Holdings will be unable to fulfill its repurchase obligations if Holders of Notes exercise their repurchase rights following a Change of Control. The failure of Holdings to make or consummate the Change of Control offer or pay the purchase price when due will give the Trustee and the Holders the rights described under "--Events of Default." In the event Holdings is required to purchase outstanding Notes pursuant to a Change of Control offer, Holdings may seek additional debt or equity financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Holdings would be able to obtain such financing. The phrase "all or substantially all," as used in the definition of "Change of Control," has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and Holdings elected to contest such election there could be no assurance how a court interpreting New York law would interpret the phrase.

  Holdings will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control offer made by Holdings and purchases all Notes validly tendered and not withdrawn under such Change of Control offer.

  The provisions under the Indenture relating to Holdings' obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding. The existence of a Holder's right to require Holdings to offer to purchase such Holder's Notes upon a Change of Control may deter a third party from acquiring Holdings in a transaction which constitutes a Change of Control.

Certain Covenants

  The Indenture contains certain covenants including, among others, the following:

  Limitation on Indebtedness. (a) Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness; provided, however, that (x) Holdings or any Restricted Subsidiary (other than Telemundo or any of its Subsidiaries) may Incur Indebtedness if at the time of such Incurrence and after giving effect thereto, the Consolidated Leverage Ratio is less than or equal to 8.5 to 1.0 and (y) Telemundo or any of its Subsidiaries may Incur Indebtedness if at the time of such Incurrence and after giving effect thereto, the Consolidated Leverage Ratio is less than or equal to 7.0 to 1.0 (for purposes of this clause (y), all references to Holdings or any Restricted Subsidiary in the definitions used to calculate the Consolidated Leverage Ratio shall be to Telemundo and its Subsidiaries (other than any Unrestricted Subsidiary)).

  (b) Notwithstanding the foregoing paragraph (a), Holdings or any Restricted Subsidiary, as applicable, may Incur any or all of the following Indebtedness:

    (1) Indebtedness of Holdings or any Restricted Subsidiary Incurred under the Bank Credit Agreement in an aggregate amount not to exceed an aggregate principal amount of $350 million at any time outstanding, less the aggregate amount of any scheduled amortization payments or mandatory prepayments actually made on term loans thereunder;

    (2) the Old Notes, the New Notes or any Indebtedness (including the New Notes) the proceeds of which are used to Refinance the Old Notes or the New Notes;

    (3) Indebtedness of Telemundo or any of its Subsidiaries outstanding on the Issue Date (other than Indebtedness referred to in clause (1) or (2) of this covenant);

    (4) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (2) or (3) or this clause (4);

    (5) (i) Indebtedness of any Restricted Subsidiary owed to and held by Holdings or any Restricted Subsidiary and (ii) Indebtedness of Holdings owed to and held by any Restricted Subsidiary which is unsecured and subordinated in right of payment to the payment and performance of Holdings' obligations under the Notes; provided, however, that an incurrence of Indebtedness that is not permitted by this clause (5) shall be deemed to have occurred upon
  (x) any sale or other disposition of any Indebtedness of Holdings or any Restricted Subsidiary referred to in this clause (5) to any Person other than Holdings or any Restricted Subsidiary or (y) any Restricted Subsidiary that holds Indebtedness of Holdings or another Restricted Subsidiary ceasing to be a Restricted Subsidiary;

    (6) Hedging Obligations consisting of Interest Rate Agreements or Currency Agreements directly related to Indebtedness permitted to be Incurred by Holdings or a Restricted Subsidiary pursuant to the Indenture;

    (7) Capital Lease Obligations, Acquired Indebtedness, Purchase Money Indebtedness and Attributable Debt with respect to Sale/Leaseback Transactions, and Refinancing Indebtedness thereof, in an aggregate principal amount not exceeding $25 million at any one time outstanding;

    (8) Indebtedness of Holdings or any Restricted Subsidiary Incurred or Incurrable in respect of reimbursement obligations related to letters of credit, banker's acceptances or similar facilities entered into in the ordinary course of business;

    (9) Indebtedness of Holdings or any Restricted Subsidiary in respect of bid, performance, surety and appeal bonds and obligations provided in the ordinary course of business;

    (10) Indebtedness of Telemundo of Chicago, Inc. and Video 44 Acquisition Corp., Inc., pursuant to Section 3.5(a) of the Chicago Joint Venture Agreement;

    (11) any Guarantee by the Company of any Indebtedness (not prohibited under the Indenture) of any Wholly Owned Restricted Subsidiary, and any Guarantee by any Wholly Owned Restricted Subsidiary of any Indebtedness (not prohibited under the Indenture) of the Company or any Wholly Owned Restricted Subsidiary;

    (12) Indebtedness of any Restricted Subsidiary Incurred in the ordinary course of business under any Local Marketing Agreement in an aggregate amount, together with the aggregate amount of Investments pursuant to clause (xii) of the definition of "Permitted Investment," not to exceed $10 million at any one time outstanding; and

    (13) other Indebtedness in an aggregate principal amount not to exceed $35 million at any one time outstanding.

  (c) Notwithstanding the foregoing, Holdings shall not incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

  (d) For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, Holdings, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above. A guarantee of Indebtedness permitted by this covenant to be Incurred by Holdings or a Restricted Subsidiary otherwise permitted to be Incurred pursuant to this covenant is not considered a separate Incurrence for purposes of this covenant.

  Limitation on Liens. Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien upon any of its property or assets, now owned or hereafter acquired, securing any obligation unless concurrently with the creation of such Lien effective provision is made to secure the Notes equally and ratably with such obligation for so long as such obligation is so secured; provided, that, if such obligation is a Subordinated Obligation, the Lien securing such obligation shall be subordinated and junior to the Lien securing the Notes with the same or lesser relative priority as such Subordinated Obligation shall have been with respect to the Notes. The preceding restriction shall not require Holdings or any Restricted Subsidiary to secure the Notes if the Lien consists of the following:

    (a) Liens created by the Indenture or otherwise securing the Notes, Liens securing Indebtedness Incurred under the Bank Credit Agreement and Liens on assets of Telemundo or any of its Subsidiaries existing as of the Issue Date;

    (b) Permitted Liens;

    (c) Liens securing any Indebtedness of any Restricted Subsidiary permitted to be Incurred pursuant to the Indenture;

    (d) Liens to secure Purchase Money Indebtedness issued by Holdings or a Restricted Subsidiary; provided, however, that (a) the Indebtedness secured by such Liens shall have been permitted to be Incurred under the "-- Limitation on Indebtedness" covenant and (b) such Liens shall not encumber any property of Holdings or any Restricted Subsidiary other than the property acquired or any improvement or accessions on or proceeds of such property and shall attach to such property within 180 days of the acquisition or completion of construction of such property;

    (e) Liens on the assets or property of a Restricted Subsidiary existing at the time such Restricted Subsidiary becomes a Restricted Subsidiary and not incurred as a result of (or in connection with or in anticipation of) such Restricted Subsidiary becoming a Restricted Subsidiary; provided, however, that such Liens do not extend to or cover any other property of Holdings or any other Restricted Subsidiary;

    (f) Liens deemed to exist by virtue of the buyout provisions contained in Sections 6 and 7 of the Chicago Joint Venture Agreement;

    (g) Liens on property at the time of acquisition thereof by Holdings or any Restricted Subsidiary provided such Liens were not given as a result of, in connection with or in anticipation of such acquisition;

    (h) Liens securing Capital Lease Obligations, Acquired Indebtedness and Attributable Debt Incurred pursuant to clause (b)(7) of the "--Limitation on Indebtedness" covenant;

    (i) Liens securing Indebtedness Incurred to Refinance Indebtedness which has been secured by a Lien permitted under the Indenture and is permitted to be Refinanced under the Indenture; provided, however, that such Liens do not extend to or cover any property of Holdings or any Restricted Subsidiary not securing the Indebtedness so Refinanced; or

    (j) Liens on assets of Holdings or any Restricted Subsidiary securing Indebtedness in an aggregate amount not to exceed $10 million.

  Limitation on Sale/Leaseback Transactions. Holdings shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) Holdings or such Restricted Subsidiary would be (A) in compliance with the covenant described under "--Limitation on Indebtedness" immediately after giving effect to such Sale/Leaseback Transaction and (B) entitled to create a Lien on such property securing the Attributable Debt with respect to such Sale/Leaseback Transaction without securing the Notes pursuant to the covenant described under "--Limitation on Liens," (ii) the net proceeds received by Holdings or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property and (iii) Holdings or such Restricted Subsidiary applies the proceeds of such transaction in compliance with the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock."

  Limitation on Restricted Payments. (a) Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time Holdings or such Restricted Subsidiary makes, and after giving effect to, the proposed Restricted Payment: (i) a Default shall have occurred and be continuing (or would result therefrom); (ii) Holdings is not able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or (iii) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of:

    (A) (x) the Cumulative EBITDA less (y) 1.4 times Cumulative Consolidated Interest Expense, each as determined at the time of such Restricted Payment;

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    (B) the aggregate Net Cash Proceeds (including Net Cash Proceeds received upon the conversion of non-cash proceeds) received by Holdings from capital contributions or the issuance or sale of Qualified Stock subsequent to the Issue Date or any options, warrants or rights to purchase Qualified Stock, together with the aggregate cash received by Holdings at the time of exercise of such options, warrants or rights (other than any such issuance or sale to a Subsidiary of Holdings);

    (C) the amount by which Indebtedness of Holdings is reduced on Holdings' balance sheet upon the conversion or exchange (other than by a Subsidiary of Holdings) of any Indebtedness of Holdings or a Restricted Subsidiary issued subsequent to the Issue Date for Qualified Stock (less the amount of any cash, or the fair value of any other property, distributed by Holdings upon such conversion or exchange), whether pursuant to the terms of such Indebtedness or pursuant to an agreement with a creditor to engage in an equity for debt exchange; and

    (D) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries or Investments constituting Restricted Payments resulting from interest on debt, dividends, repayments of loans or advances or other transfers of assets or proceeds from the disposition of Capital Stock or other distributions or payments, in each case to Holdings or any Restricted Subsidiary from, or with respect to an Investment in, Unrestricted Subsidiaries, and (ii) the portion (proportionate to Holdings' equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the aggregate amount of Investments previously made (and treated as a Restricted Payment) by Holdings or any Restricted Subsidiary in such Unrestricted Subsidiary subsequent to the Issue Date and the aggregate amount of Investments in such Person constituting Restricted Payments.

    (b) The provisions of the foregoing paragraph (a) shall not prohibit:

      (i) any purchase or redemption of Capital Stock of Holdings or any Restricted Subsidiary or Subordinated Obligations of Holdings made by exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Stock (other than any such issuance and sale to a Subsidiary of Holdings) or out of the proceeds of a substantially concurrent capital contribution to Holdings; provided, however, that (x) such purchase, capital contribution or redemption shall be excluded in the calculation of the amount of Restricted Payments and (y) the Net Cash Proceeds from such sale of Capital Stock or capital contribution shall be excluded from clause (iii)(B) of paragraph (a) above;

      (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations in whole or in part (including premium, if any, and accrued and unpaid interest) made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Holdings which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

      (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments if not already taken into consideration for determining such amount upon the declaration thereof; and

      (iv) the redemption of Capital Stock of Holdings from present or former directors, officers or employees of Holdings and its Subsidiaries or their estates or beneficiaries pursuant to the terms of an employee benefit plan or employment or other agreement; provided that the aggregate amount of all such repurchases shall not exceed $3 million in any fiscal year and $10 million since the Issue Date plus the aggregate cash proceeds received by Holdings from any reissuance of such Capital Stock to directors, officers and employees of Holdings and its Subsidiaries; provided, further, that such redemption shall be excluded in the calculation of the amount of Restricted Payments.

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  Limitation on Restrictions on Distributions from Restricted
Subsidiaries. Holdings shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock to Holdings or a Restricted Subsidiary or pay any Indebtedness owed to Holdings, (b) to make any loans or advances to Holdings or (c) to transfer any of its property or assets to Holdings, except: (i) any Permitted Restriction; (ii) any encumbrance or restriction pursuant to any agreement in effect at or entered into on the date of the Indenture as such agreement is in effect on such date; (iii) any encumbrance or restriction with respect to a Person pursuant to an agreement relating to any Indebtedness Incurred by such Person prior to the date on which such Person became a Restricted Subsidiary and not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary; (iv) any encumbrance or restriction pursuant to an agreement effecting Refinancing Indebtedness Incurred pursuant to an agreement referred to in clause (ii) or (iii) of this covenant or this clause (iv) or contained in any amendment to an agreement referred to in clause (ii) or (iii) of this covenant or this clause (iv); provided, however, that the encumbrances and restrictions with respect to any such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Holders in any material respect as determined in good faith by the Board of Directors of Holdings than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (v) any such encumbrance or restriction (A) consisting of customary non-assignment provisions in leases to the extent such provisions restrict the subletting, assignment or transfer of the lease or the property leased thereunder or in purchase money financings or
(B) by virtue of any Indebtedness, transfer, option or right with respect to, or any Lien on, any property or assets of Holdings or any Restricted Subsidiary not otherwise prohibited by the Indenture; (vi) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; (vii) encumbrances or restrictions imposed by operation of any applicable law, rule, regulation or order; (viii) any restriction with respect to assets imposed pursuant to an agreement entered into for the sale or disposition of such assets pending the closing of such sale or disposition; (ix) customary non-assignment provisions in licenses of intellectual property entered into in the ordinary course of business (including programming agreements) and in Local Marketing Agreements; (x) Capitalized Lease Obligations that are otherwise permitted hereunder; provided, however, that such encumbrance or restriction does not extend to any property other than that subject to the underlying lease; (xi) any restriction imposed by Liens permitted under the Indenture; and (xii) any encumbrance or restriction relating to an agreement relating to the acquisition of assets or property so long as such encumbrances and restrictions relate solely to the assets so acquired (and any improvements thereon).

  Limitation on Sales of Assets and Subsidiary Stock. (a) Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (i) Holdings or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including the value of all non-cash consideration), as determined in good faith by the Board of Directors of Holdings, of the shares and assets subject to such Asset Disposition, and at least 75% of the consideration thereof received by Holdings or such Restricted Subsidiary is in the form of cash or cash equivalents and (ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Holdings (or such Restricted Subsidiary, as the case may be) (A) first, to the extent Holdings elects (or is required by the terms of any Indebtedness), to prepay, repay or redeem (and permanently reduce the commitments under) Indebtedness under the Bank Credit Agreement or Indebtedness of any Restricted Subsidiary within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash (the "Receipt Date") and/or to acquire Additional Assets; provided, however, that Holdings shall be required to commit such Net Available Cash to the acquisition of Additional Assets within nine months from the later of the date of such Asset Disposition or the Receipt Date and shall be required to consummate the acquisition of such Additional Assets within fifteen months from the Receipt Date; provided, further, that if the other party to such acquisition refuses or fails, after the first anniversary of the Receipt Date, to consummate such acquisition, Holdings shall apply such Net Available Cash, within fifteen months from the Receipt Date, as provided in the first part of this clause (A) or clause (B);
(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to make an offer pursuant to paragraph (b) below
(x) to the Holders to purchase Notes pursuant to and subject to the conditions contained in the Indenture and (y) if applicable, to the holders of other Indebtedness of Holdings that ranks pari passu with the Notes (the "Other Debt") and that by its terms requires Holdings to make an offer to purchase such Other Debt upon consummation of an Asset Disposition, to purchase such Other Debt on a pro rata basis with the Notes; and (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) to any other application or use not prohibited by the Indenture. Notwithstanding the foregoing provisions of this paragraph, Holdings and the Restricted Subsidiaries shall not be required to apply the Net Available Cash in accordance with this paragraph until the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this paragraph exceeds $10.0 million (at which time, the entire unutilized Net Available Cash, and not just the amount in excess of $10.0 million, shall be applied pursuant to this paragraph).

  For the purposes of this covenant, the following are deemed to be cash or cash equivalents: (x) the express assumption of Indebtedness of Holdings or any Restricted Subsidiary and the release of Holdings or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; (y) securities received by Holdings or any Restricted Subsidiary from the transferee that are converted by Holdings or such Restricted Subsidiary into cash within 180 days of closing the transaction; and (z) Temporary Cash Investments.

  (b) In the event of an Asset Disposition that requires the purchase of the Notes and, if applicable, Other Debt pursuant to clause (a)(ii)(B) above, Holdings will be required to purchase (i) Notes tendered pursuant to an offer by Holdings for the Notes at a purchase price of 100% of their aggregate Accreted Value at the date of purchase, if such purchase occurs prior to August 15, 2003, or 100% of their aggregate principal amount, plus accrued but unpaid interest, if any, to the date of purchase, if such purchase occurs thereafter, and (ii) if applicable, Other Debt to the extent required thereby and provided there is a permanent reduction in the principal amount thereof, in each case, in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture.

  (c) Holdings shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Holdings shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

  Limitation on Affiliate Transactions. (a) Holdings shall not, and shall not permit any Restricted Subsidiary to, enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with or for the benefit of any Affiliate of Holdings (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to Holdings or such Restricted Subsidiary than those that could be obtained at the time of such transaction in a comparable transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $2.5 million, (i) are set forth in writing and
(ii) have been approved by a majority of the members of the Board of Directors of Holdings having no material personal financial stake in such Affiliate Transaction and (3) if such Affiliate Transaction involves an amount in excess of $10.0 million, have been determined by a nationally recognized investment banking firm or nationally recognized independent appraisal firm qualified to perform such task to be fair to Holdings or such Restricted Subsidiary, as the case may be, from a financial point of view.

  (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Permitted Investment or Restricted Payment permitted to be made pursuant to the covenant described under "--Limitation on Restricted Payments," or any payment or transaction specifically excepted from the definition of Restricted Payment, (ii) transactions exclusively between or among Holdings and one or more Restricted Subsidiaries or exclusively between or among Restricted Subsidiaries; (iii) customary directors' fees, indemnification and similar arrangements, employee salaries, bonuses or employment agreements, compensation or retirement or employee benefit arrangements and incentive arrangements with any officer, director or employee of Holdings or any

Restricted Subsidiary entered into in the ordinary course of business; (iv) agreements (and transactions pursuant to agreements), in effect on the Issue Date, including, without limitation, the Affiliation Agreement, the Network Sale Agreement and the Stockholders Agreement (but excluding the Sharing Agreement), as such agreements are in effect on such date or as thereafter amended in a manner not materially adverse to Holdings in the good faith judgment of the Board of Directors of Holdings; (v) issuances of Qualified Stock; or (vi) loans and advances to officers, directors and employees of Holdings or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business and consistent with past business practices in an aggregate principal amount not to exceed $2 million at any one time outstanding.

  (c) The provisions of clauses (2) and (3) of the foregoing paragraph (a) shall not be applicable to any transaction between Holdings and/or one or more Restricted Subsidiaries, on the one hand, and one or more Affiliates of Holdings, on the other hand, for the provision of goods and services in the ordinary course of business of Holdings and the Restricted Subsidiaries and in the ordinary course of business of such Affiliate or Affiliates (including any such transaction pursuant to the Sharing Agreement).

  Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. Holdings shall not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except (i) to Holdings or a Wholly Owned Restricted Subsidiary; (ii) directors' qualifying shares or shares required by applicable law to be held by a person other than Holdings or a Restricted Subsidiary; (iii) the sale of all of the Capital Stock of a Restricted Subsidiary in accordance with "--Limitation on Sales of Assets and Subsidiary Stock"; (iv) in the case of issuance of Capital Stock by a non-Wholly Owned Restricted Subsidiary if, after giving effect to such issuance, such Restricted Subsidiary remains a Restricted Subsidiary; or (v) shares of Capital Stock in any Restricted Subsidiary the assets of which are limited to a low-power television station, the station license therefor and assets directly related thereto.

  Limitation on Asset Swaps. Holdings will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

    (i) at the time of entering into the agreement with respect thereto and immediately after giving effect to the proposed Asset Swap, no Default shall have occurred and be continuing;

    (ii) the respective fair market values of the Productive Assets (to be determined in good faith by the Board of Directors and to be evidenced by a resolution of such Board set forth in an Officer's Certificate delivered to the Trustee) being purchased and sold by Holdings or any Restricted Subsidiary are substantially the same at the time of entering into such agreement; and

    (iii) the cash payments, if any, received by Holdings or such Restricted Subsidiary in connection with such Asset Swap are treated as Net Available Cash received from an Asset Disposition.

  Amendment of Affiliation Agreement. Holdings shall not amend the Affiliation Agreement except in a manner that the Board of Directors of Holdings determines in good faith is not materially adverse to Holdings (such determination of the Board of Directors of Holdings to include the affirmative vote of at least two members who have been designated as independent directors pursuant to the Stockholders Agreement).

  Merger and Consolidation. Holdings shall not consolidate with or merge with or into any other Person, and Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, sell, convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of the assets of Holdings and the Restricted Subsidiaries, taken as a whole, to any Person, unless: (i) either Holdings shall be the surviving Person or the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Holdings) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of Holdings under the Notes, the Indenture and the Registration Rights Agreement; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any

Subsidiary as a result of such transaction as having been incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) (x) of the covenant described under "--Limitation on Incurrence of Additional Indebtedness" (if Holdings shall not be the Sucessor Company, all references to Holdings or any Restricted Subsidiary in the definitions used to calculate the Consolidated Leverage Ratio shall be to the Sucessor Company and its Subsidiaries (other than any Unrestricted Subsidiary)); and (iv) Holdings shall have delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

  The Successor Company shall succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture, but, in the case of a conveyance, transfer or lease, Holdings shall not be released from the obligation to pay the principal of and interest on the Notes.

  Notwithstanding the foregoing clauses (ii) and (iii), (x) any Restricted Subsidiary may consolidate or merge with and into or transfer all or part of its properties and assets to Holdings or another Restricted Subsidiary and (y) Holdings may consolidate or merge with and into Telemundo.

  SEC Reports. Notwithstanding that Holdings may not be or required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Holdings shall file with the SEC (unless the SEC will not accept such a filing, in which case, Holdings shall provide such documents to the Trustee) and provide within 15 days to the Trustee and make available to the Holders such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections. In addition, for so long as any Notes remain outstanding, Holdings shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and, to any beneficial holder of Notes, if not obtainable from the SEC, information of the type that would be filed with the SEC pursuant to the foregoing provisions, upon the request of any such holder.

Events of Default

  Each of the following constitutes an Event of Default under the Indenture:

    (i) a default in the payment of interest on the Notes when due, continued for 30 days;

    (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise;

    (iii) the failure by Holdings to comply with its obligations under (x) "--Certain Covenants--Merger and Consolidation" or (y) "--Amendment of Affiliation Agreement" above;

    (iv) the failure by Holdings to comply for 30 days after notice with any of its obligations in the covenants described above under "Change of Control" (other than a failure to purchase Notes) or under "--Certain Covenants--Limitation on Indebtedness," "--Limitation on Restricted Payments," "--Limitation on Restrictions on Distributions from Restricted Subsidiaries," "--Limitation on Sales of Assets and Subsidiary Stock," "-- Limitation on Affiliate Transactions," "--Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries" or "--Limitation on Asset Swaps";

    (v) the failure by Holdings to comply for 60 days after notice with its other agreements contained in the Indenture;

    (vi) Indebtedness of Holdings or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million and such non-payment continues or such acceleration is not rescinded within ten days after notice thereof (the "cross acceleration provision");

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

    (vii) certain events of bankruptcy, insolvency or reorganization of Holdings or any Significant Subsidiary (the "bankruptcy provisions");

    (viii) any judgment or decree (not covered by insurance or an indemnity by a person other than Holdings or a Restricted Subsidiary, which indemnitor is solvent) for the payment of money in excess of $10.0 million is entered against Holdings or any Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, bonded, waived or stayed within 30 days after notice (the "judgment default provision");

    (ix) the Umbrella Affiliation Agreement shall cease to be in full force and effect; or

    (x) any one or more Station Affiliation Agreements shall cease to be in full force and effect and such cessation shall be materially adverse to Holdings; provided, however, that no such cessation shall be deemed materially adverse to Holdings if the Board of Directors of Holdings shall have determined in good faith that such cessation is not materially adverse to Holdings (such determination of the Board of Directors of Holdings to include the affirmative vote of at least two members who have been designated as independent directors pursuant to the Stockholders Agreement).

  If an Event of Default (other than the bankruptcy provisions relating to Holdings) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount at maturity of the outstanding Notes may declare the Accreted Value of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such Accreted Value and interest shall be due and payable immediately. If an Event of Default relating to the bankruptcy provisions relating to Holdings occurs and is continuing, the Accreted Value of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

  In the event of a declaration of acceleration because an Event of Default set forth in clause (vi) has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if (A) either (x) the holders of the Indebtedness which is the subject of such Event of Default have waived such failure to pay at final maturity or have rescinded the acceleration in respect of such Indebtedness within 60 days of such maturity or declaration of acceleration, as the case may be, and no other Event of Default has occurred during such 60-day period that has not been cured or waived, or (y) such Indebtedness shall have been discharged or the maturity thereof shall have been extended such that it is not then due and payable, or the underlying default has been cured (and any acceleration based thereon of such other Indebtedness has been rescinded), within 60 days of such maturity or declaration of acceleration, as the case may be, and (B) no judgment or decree for the payment of the money due on the Notes has been obtained by the Trustee as provided in the Indenture.

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount at maturity of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the Holders of a majority in principal amount at maturity of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount at maturity of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the

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Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

  The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as the board of directors, the executive committee or a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders. In addition, Holdings is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Holdings also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Holdings is taking or proposes to take in respect thereof.

Amendments and Waivers

  Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount at maturity of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount at maturity of the Notes then outstanding.

  The provisions under the Indenture relating to Holdings' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

  Without the consent of each Holder of an outstanding Note affected thereby, no amendment may (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal or Accreted Value of or change the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption" above, (v) make any Note payable in money other than that stated in the Notes, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions or (viii) subordinate the Notes in right of payment to any other Indebtedness.

  Without the consent of any Holder, Holdings and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of Holdings under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of Holdings for the benefit of the Holders or to surrender any right or power conferred upon Holdings, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

  The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

  After an amendment under the Indenture becomes effective, Holdings is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

  The New Notes were, and the Old Notes will be, issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. Holdings may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges. Holdings is not required to transfer or exchange any Note selected for redemption or repurchase or to transfer or exchange any Note for a period of 15 days prior to selection of Notes to be redeemed or repurchased.

Defeasance

  Holdings at its option at any time may terminate all of its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. In addition, Holdings at its option at any time may terminate its obligations under "Change of Control" and substantially all of its covenants in the Indenture, including the covenants described under "-- Certain Covenants" (other than the covenant described under "--Merger and Consolidation") (and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under "--Events of Default" above and the limitations contained in clauses
(iii) and (iv) under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

  Holdings may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Holdings exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If Holdings exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii)(y), (iv), (v), (vi), (vii) (with respect only to Significant Subsidiaries), (viii), (ix) or (x) under "--Events of Default" above or because of the failure of Holdings to comply with clause
(iii) under "--Certain Covenants--Merger and Consolidation" above.

  In order to exercise either defeasance option, Holdings must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to maturity or any redemption date specified by Holdings, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

Satisfaction and Discharge

  The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when: (i) either
(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee and Holdings has irrevocably deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest to the date of deposit or maturity or redemption date; (ii) Holdings has paid or caused to be paid all other sums then due and payable under the Indenture by Holdings; and (iii) Holdings has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

No Personal Liability of Directors, Officers, Employees and Stockholders

  The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Holdings in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee, affiliate or controlling person of Holdings or any successor Person or affiliate thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy.

Concerning the Trustee

  Bank of Montreal Trust Company is the Trustee under the Indenture and has been appointed by Holdings as Registrar and Paying Agent with regard to the Notes. Such bank may also act as a depository of funds for, or make loans to and perform other services for, Holdings or its Affiliates in the ordinary course of business in the future.

  The Holders of a majority in principal amount at maturity of outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture. The Trustee may resign at any time or may be removed by Holdings. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.

  If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the Indenture. The Indenture also contains certain limitations on the right of the Trustee, as a creditor of Holdings, to obtain payment of claims in certain cases, or to realize on certain property received by it in respect of any such claims, as security or otherwise.

Governing Law

  The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

  "Accreted Value" means, as of any date (the "Specified Date"), the amount provided below for each $1,000 principal amount at maturity of Notes:

    (i) if the Specified Date occurs on one of the following dates (each, a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

      Semi-Annual                                                      Accreted
      Accrual Date                                                       Value
      ------------                                                     ---------
      February 15, 1999............................................... $  604.61
      August 15, 1999................................................. $  639.38
      February 15, 2000............................................... $  676.14
      August 15, 2000................................................. $  715.02
      February 15, 2001............................................... $  756.13
      August 15, 2001................................................. $  799.61
      February 15, 2002............................................... $  845.59
      August 15, 2002................................................. $  894.21
      February 15, 2003............................................... $  945.63
      August 15, 2003................................................. $1,000.00

    (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price of a Note and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (2) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

    (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

    (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

  "Acquired Indebtedness" means Indebtedness of any Person existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with Holdings or any Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person and not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

  "Acquired Person" means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

  "Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by Holdings or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Capital Stock of any other Person by Holdings or any Restricted Subsidiary, in either case, pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated, merged with or into Holdings or any Restricted Subsidiary or (ii) any acquisition by Holdings or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit or division or a line of business of such Person or which is otherwise outside of the ordinary course of business.

  "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business, (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

  "Affiliate" of any specified Person means any other Person, directly or indirectly, Controlling or Controlled by or under direct or indirect common Control with such specified Person.

  "Affiliation Agreement" means the Umbrella Affiliation Agreement, the Cable Payments Agreement and the Station Affiliation Agreements, each as amended from time to time in accordance with the covenant under "--Certain Covenants-- Amendment of Affiliation Agreement."

  "amend" means amend, supplement, modify, restate, amend and restate, renew or extend, including successively; and "amended," "amending" and "amendment" have meanings correlative thereto.

  "Apollo" means Apollo Investment Fund III, L.P., Apollo Advisors II, L.P. and Apollo Management, L.P. (the "Original Apollo Entities") and any Person with respect to which the investment decisions, decisions as to the exercise of voting or consensual rights and other material decisions are ultimately controlled by substantially the same individual or individuals at the time controlling such decisions as to any of the Original Apollo Entities and without limitation such individual or individuals themselves.

  "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Holdings or any Restricted Subsidiary, including any disposition by means of a merger or consolidation (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than Holdings or a Restricted Subsidiary), (ii) all or substantially all the assets (other than Capital Stock of an Unrestricted Subsidiary) of any division or line of business of Holdings or any Restricted Subsidiary, or (iii) any other assets (other than Capital Stock of an Unrestricted Subsidiary) of Holdings or any Restricted Subsidiary outside of the ordinary course of business of Holdings or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Restricted Subsidiary and (y) for purposes of the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants-- Limitation on Restricted Payments" or a disposition specifically excepted from the definition of Restricted Payments); provided, however, that Asset Disposition shall not include (a) a transaction or series of related transactions for which Holdings or its Restricted Subsidiaries receive aggregate consideration less than or equal to $1.0 million, (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Holdings as permitted under "--Certain Covenants--Merger and Consolidation"; (c) Asset Swaps permitted under "--Certain Covenants-- Limitation on Asset Swaps"; (d) a disposition of Temporary Cash Investments;
(e) the Network Sale; and (f) any transaction constituting a Change of Control.

  "Asset Swap" means the execution of a definitive agreement, subject only to governmental approval and other customary closing conditions, that Holdings in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of Productive Assets between Holdings or any Restricted Subsidiary and another Person or group of Persons; provided that any amendment to or waiver of any closing condition which individually or in the aggregate is material to the Asset Swap will be deemed to be a new Asset Swap; provided, however, that the cash and other assets to be received by Holdings or such Restricted Subsidiary which do not constitute Productive Assets do not constitute more than 25% of the total consideration to be received by Holdings or such Restricted Subsidiary in such Asset Swap.

  "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended) or until the earliest date on which the lessee may terminate such lease without penalty.

  "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

  "Bank Credit Agreement" means the Credit Agreement, dated as of August 4, 1998 among Holdings, TLMD Acquisition, as borrower, Credit Suisse First Boston, as administrative agent, collateral agent and issuing bank, Canadian Imperial Bank of Commerce, as documentation agent, and the lenders party thereto, together with the related documents thereto (including, without limitation, any guarantees, agreements and security documents), in each case, as such agreements, in whole or in part, may be amended, increased (but only so long as such increase is permitted under the terms of the Indenture) or Refinanced in whole or in part by one or more separate agreements.

  "Bastion" means Bastion Capital Fund, L.P., Bastion Partners L.P., and Bastion Management Corp. (the "Original Bastion Entities") and/or any other Person with respect to which the investment decisions as to the exercise of voting or consensual rights and other material decisions are ultimately controlled by substantially the same individual or individuals at the time controlling such decisions as to any of the Original Bastion Entities (including, without limitation, such individual or individuals themselves.)

  "Board of Directors" means the Board of Directors of Holdings or any committee thereof duly authorized to act on behalf of such Board.

  "Business Day" means each day which is not a Legal Holiday.

  "Cable Payments Agreement" means the Memorandum of Agreement dated the Issue Date between Telemundo Network Group LLC and Telemundo regarding certain cable payments.

  "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity and, excluding any Network Rights (as defined in the Stockholders Agreement).

  "Chicago Joint Venture Agreement" means the Amended and Restated Partnership Agreement of Video 44, dated as of February 26, 1996 by and among Essaness Theatres Corporation, Telemundo of Chicago, Inc. and Video 44 Acquisition Corp., Inc., as in effect on the date of the Indenture.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Consolidated EBITDA" for any period means the sum of Consolidated Net Income plus the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated Interest Expense, (b) all income tax expense of Holdings and the Restricted Subsidiaries, (c) depreciation expense,
(d) amortization expense, (e) Merger related expenses and (f) all other non-cash items reducing such Consolidated Net Income

(excluding any non-cash item to the extent it represents an accrual of, or reserve for, cash disbursement for any subsequent period) less all non-cash items increasing such Consolidated Net Income (such amount calculated pursuant to this clause (f) not to be less than zero), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of Holdings shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be paid as a dividend to Holdings by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

  "Consolidated Interest Expense" means, for any period, the total interest expense, net of interest income, of Holdings and its consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent Incurred by Holdings or any Restricted Subsidiary, (i) interest expense attributable to Capital Lease Obligations, (ii) amortization of debt discount, (iii) capitalized interest, (iv) non-cash interest expense,
(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than Holdings or a Restricted Subsidiary and (viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by Holdings or any Restricted Subsidiary minus, to the extent included, (x) any amortization or write-off or deferred financing costs of Holdings and the Restricted Subsidiaries during such period and (y) any charge related to any penalty or premium paid in connection with Refinancing any Indebtedness of Holdings or any Restricted Subsidiary prior to its Stated Maturity.

  "Consolidated Leverage Ratio" means the ratio of (a) the Total Consolidated Indebtedness as of the date of calculation (the "Determination Date") to (b) the Consolidated EBITDA for the most recent four consecutive fiscal quarters for which financial information is available immediately preceding such Determination Date (the "Measurement Period"). For purposes of calculating Consolidated EBITDA for the Measurement Period immediately prior to the relevant Determination Date, (I) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated EBITDA) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period, (II) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated EBITDA) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period or after the end of such period and on or prior to such Determination Date, and (III) if Holdings or any Restricted Subsidiary shall have in any manner (x) acquired (through an Acquisition or the commencement of activities constituting an operating business or asset) or (y) disposed of (by way of an Asset Disposition or the Network Sale or the termination or discontinuance of activities constituting such operating business or asset) any operating business or asset during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis as if, in the case of an Acquisition or the commencement of activities constituting such operating business or asset, all such transactions had been consummated on the first day of such Measurement Period and, in the case of an Asset Disposition or the Network Sale or termination or discontinuance of activities constituting such operating business or asset, all such transactions had been consummated prior to the first day of such Measurement Period (it being understood that in calculating Consolidated EBITDA the exclusions set forth in clauses (i) through (vi) of the definition of Consolidated Net Income shall apply to an Acquired Person as if it were a Restricted Subsidiary).

  "Consolidated Net Income" means, for any period, the net income of Holdings and its consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, Holdings' equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period (or, in the case of Video 44, in respect of such period pursuant to the Chicago Joint Venture Agreement) to Holdings or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) Holdings' equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income up to the aggregate amount invested by Holdings or any Restricted Subsidiary in such Person; (ii) any net income (or loss) of any Person acquired by Holdings or a Subsidiary of Holdings in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary to the extent that such Restricted Subsidiary is subject to restrictions (other than the Permitted Restrictions), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Holdings, except that (A) subject to the exclusion contained in clause (iv) below, Holdings' equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Holdings or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) Holdings' equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any assets of Holdings or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; and (vi) the cumulative effect of a change in accounting principles.

  "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "Controlling" and "Controlled" shall have meanings correlative thereto.

  "Cumulative Consolidated Interest Expense" means, as at any date of determination, Consolidated Interest Expense during the period (taken as a single accounting period) commencing on the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of determination for which consolidated financial information of Holdings is available.

  "Cumulative EBITDA" means, as at any date of determination, the positive cumulative Consolidated EBITDA realized during the period (taken as a single accounting period) commencing on the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of determination for which consolidated financial information of Holdings is available or, if such cumulative Consolidated EBITDA for such period is negative, the negative amount by which cumulative Consolidated EBITDA is less than zero.

  "Currency Agreement" means with respect to any Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Depositary" means The Depository Trust Company, its nominees and their respective successors.

  "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock, or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the 91st day following the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions

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thereof giving holders thereof the right to require such Person to redeem such
Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under "--Certain Covenants-- Limitation on Sales of Assets and Subsidiary Stock" and "--Certain Covenants-- Change of Control."

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time applied on a consistent basis for all applicable periods, including those set forth (i) in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) in statements and pronouncements of the Financial Accounting Standards Board, (iii) in such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb (and the participle formed therefrom) shall have a correlative meaning. The term "guarantor" shall mean any Person Guaranteeing any obligation.

  "Hedging Obligations" of any Person means the obligations of such Person determined in accordance with GAAP pursuant to any Interest Rate Agreement or Currency Agreement.

  "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

  "Incur" means issue, assume, Guarantee, incur or otherwise become liable for Indebtedness; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" shall have a correlative meaning. Neither the accrual of interest nor the accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

  "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;
(ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn

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

upon, or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends); (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee (exclusive of endorsements of negotiable instruments in the ordinary course of business) but only to the extent of the lesser of the amount of such obligations and the maximum liability of such Person for the payment of such obligations; (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person (it being understood that Indebtedness shall not include ordinary course payment obligations (not described in the foregoing clauses (i) through (viii)) pursuant to a Local Marketing Agreement). For purposes of the preceding sentence, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that for purposes of calculating the amount of any non-interest bearing or other discount security, such indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP.

  "Interest" means, with respect to the Notes, the sum of any interest and any Additional Interest on the Notes.

  "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed solely to protect Holdings or any Restricted Subsidiary against fluctuations in interest rates.

  "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Person making the advance or loan) or other extensions of credit (including by way of guarantee or similar arrangement or negotiable instruments held for collection) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

  "Issue Date" means the date of original issuance of the Old Notes.

  "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or required by law to close. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record shall not be affected.

  "Liberty" means Liberty Media Corporation and its successors, Tele-Communications Inc. and its successors, and their respective Affiliates.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

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

  "Local Marketing Agreement" means a local marketing arrangement, sale agreement, time brokerage agreement, management agreement or similar arrangement pursuant to which a Person: (a) obtains the right to sell at least a majority of the advertising inventory of a television station on behalf of a third party, (b) purchases at least a majority of the air time of a television station to exhibit programming and sell advertising time, (c) manages the selling operations of a television station with respect to at least a majority of the advertising inventory of such station, (d) manages the acquisition of programming for a television station, (e) acts as a program consultant for a television station or (f) manages the operation of a television station generally.

  "Moody's" means Moody's Investors Service, Inc.

  "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of (i) all legal, title and recording tax expenses, brokerage commissions, underwriting discounts or commissions or sales commissions and other reasonable fees and expenses (including, without limitation, fees and expenses of counsel, accountants and investment bankers) related to such Asset Disposition or converting to cash any other proceeds received, and any relocation and severance expenses as a result thereof, and all federal, state, provincial, foreign and local taxes attributable to such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition or made in order to obtain a necessary consent to such Asset Disposition or to comply with applicable law,
(iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by Holdings or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition. Further, with respect to an Asset Disposition by a Subsidiary which is not a Wholly Owned Restricted Subsidiary, Net Available Cash shall be reduced pro rata for the portion of the equity of such Subsidiary which is not owned by Holdings.

  "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Network Sale Agreement" means the Purchase Agreement dated as of the Issue Date among Telemundo, Telemundo Network, Inc. and Telemundo Network Group LLC.

  "Permitted Holders" means (i) Apollo, (ii) Bastion, (iii) Liberty, (iv) Sony Pictures, and (v) any transferee of the shares of Capital Stock of Holdings (or any rights to purchase any such Capital Stock) owned by Station Partners on the date of the Indenture in accordance with the express provisions of the Stockholders' Agreement.

  "Permitted Investment" means (i) any Investment in Holdings or any Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Person is a Related Business; (ii) an Investment in any Person, if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Holdings or any Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to Holdings or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances;
(v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to officers and employees made in the ordinary course of business consistent with past practices of Holdings or such Restricted Subsidiary; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdings or any Restricted Subsidiary or in satisfaction of judgments or pursuant to a plan of reorganization or similar arrangement upon the bankruptcy or insolvency of trade debtors or customers of Holdings or any Restricted Subsidiary or upon the foreclosure, perfection or enforcement of a Lien in favor of Holdings or any Restricted Subsidiary that arose in the ordinary course of business of Holdings or such Restricted Subsidiary; (viii) an Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "--Certain Covenants-- Limitation on Sales of Assets and Subsidiary Stock"; (ix) an Investment in a joint venture, any Person engaged in a Related Business or any Unrestricted Subsidiary; provided that the aggregate amount of all such Investments outstanding at any time shall not exceed $35 million; (x) Hedging Obligations entered into in compliance with the terms of the Indenture; (xi) an Investment held by any Person on the date such Person becomes a Restricted Subsidiary so long as such Investments were not made in contemplation of such acquisition;
(xii) an Investment in any Person with which Holdings or any Restricted Subsidiary has entered into, or has an agreement that, subject to consummation of such agreement, entitles Holdings or any Restricted Subsidiary to enter into a Local Marketing Agreement and in any Person created by such a Local Market Agreement; provided that the aggregate amount of all such Investments, together with the aggregate amount of Indebtedness Incurred pursuant to clause
(b)(12) of the "--Limitation on Indebtedness" covenant, shall not exceed $10 million at any time outstanding; (xiii) any Investment made with Qualified Stock or acquired as a capital contribution to Holdings; and (xiv) any Investment required by Section 3.5(a) of the Chicago Joint Venture Agreement.

  "Permitted Liens" means, with respect to any Person, (a) Liens incurred or pledges or deposits by such Person under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, performance bonds and other obligations of a like nature incurred in the ordinary course of business, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review or time for appeal has not yet expired; (d) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (e) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (f) survey exceptions, encumbrances, easements or reservations of or rights of others for licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
(g) Liens securing an Interest Rate Agreement so long as the related Indebtedness is, and is permitted under the Indenture to be, secured by a Lien on the same property securing the Interest Rate Agreement; (h) Liens securing Currency Agreements so long as the related Indebtedness is, and is permitted under the Indenture to be, secured by a Lien on the same property securing such Currency Agreement; (i) Liens in favor of Holdings and its Wholly Owned Restricted Subsidiaries; (j) Liens relating to any license of intellectual property entered into in the ordinary course of business (including programming agreements); (k) Liens pursuant to Local Marketing Agreements and not securing any Indebtedness; (l) minor imperfections of, or encumbrances on, title that do not impair the value of property for its intended use; and (m) Liens, leases and subleases of real property which do not interfere with the ordinary conduct of the business of such Person, and which are made on customary and usual terms applicable to similar properties.

  "Permitted Restrictions" means (i) the encumbrances or restrictions contained in the Bank Credit Agreement as in effect on the date of the Indenture or as thereafter amended in a manner no less favorable to the Holders in any material respect as determined in good faith by the Board of Directors of Holdings and (ii) any encumbrance or restriction contained in any other agreement governing Indebtedness of any Restricted Subsidiary permitted under the Indenture which encumbrance or restriction does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient to cover scheduled payments of cash interest on the Notes.

  "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

  "Productive Assets" means assets used or useful in the ownership or operation of a Related Business of Holdings or any Restricted Subsidiary, including any and all licenses, franchises and assets related thereto.

  "Public Equity Offering" means an underwritten public offering of common stock of Holdings pursuant to an effective registration statement under the Securities Act that yields not less than $25.0 million in gross proceeds, which for purposes of the provisions described under "--Optional Redemption" only shall be a primary offering for the account of Holdings.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of assets, the amount of which Indebtedness does not exceed the sum of (i) 100% of the lesser of such cost or the fair market value of such assets, as determined in good faith by the Board of Directors of Holdings, and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

  "Qualified Stock" means any Capital Stock of Holdings that is not Disqualified Stock.

  "redeem" means redeem, repurchase, defease or otherwise acquire or retire for value; and "redemption" and "redeemed" have correlative meanings thereto.

  "Refinance" means refinance, renew, extend, replace, defease or refund, in whole or in part, including successively; and "Refinancing" and "Refinanced" have correlative meanings thereto.

  "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of Holdings or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided, further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of

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Holdings or (y) Indebtedness of Holdings or a Restricted Subsidiary that
Refinances Indebtedness of an Unrestricted Subsidiary.

  "Related Business" means any business related, ancillary or complementary to the businesses of Holdings, Telemundo or any of its Subsidiaries or the Network Company on the Issue Date.

  "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person), other than dividends or distributions payable solely in Qualified Stock and dividends or distributions payable to Holdings or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Holdings held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Holdings (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Qualified Stock), (iii) with respect to Holdings, the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying of a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), or (iv) the making of any Investment in any Person (other than a Permitted Investment), including by designation of any Subsidiary as an Unrestricted Subsidiary.

  "Restricted Subsidiary" means any Subsidiary of Holdings that is not an Unrestricted Subsidiary.

  "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby Holdings or a Restricted Subsidiary transfers such property to a Person and Holdings or a Restricted Subsidiary leases it from such Person.

  "SEC" means the Securities and Exchange Commission.

  "Secured Indebtedness" means any Indebtedness of Holdings secured by a Lien.

  "Sharing Agreement" means the agreement expected to be entered into between Holdings and Telemundo Network Group LLC, pursuant to which they will share certain facilities, equipment and administrative services, as in effect from time to time.

  "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Holdings within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

  "Sony Pictures" means Sony Pictures Entertainment Inc. and its successors, Sony Corporation of America and its successors, and their respective Affiliates.

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

  "Station Affiliation Agreements" means the several Station Affiliation Agreements dated the Issue Date between Telemundo Network Group LLC and certain subsidiaries of Telemundo and any other agreement in substantially the same form with respect to any future television station of Telemundo or any Restricted Subsidiary.

  "Stockholders Agreement" means the Agreement dated as of the Issue Date among Holdings, Apollo, Bastion, Station Partners, Liberty and Sony Pictures, as in effect on such date.

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  "Subordinated Obligation" means any Indebtedness of Holdings (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

  "Subsidiary" means, in respect of any Person, any corporation, association, limited liability company, limited or general partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person, or (iii) one or more Subsidiaries of such Person.

  "S&P" means Standard & Poor's Ratings Group.

  "Telemundo" means Telemundo Group, Inc., a Delaware corporation.

  "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, demand deposits, Eurodollar deposits, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above,
(iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of Holdings) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P,
(v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's and
(vi) investments in money market funds that make investments in instruments of the type described in clauses (i) through (v) above in accordance with the regulations of the SEC under the Investment Company Act of 1940, as amended.

  "Total Consolidated Indebtedness" means, as at any date of determination, an amount equal to the aggregate amount of all Indebtedness of Holdings and the Restricted Subsidiaries outstanding on a consolidated basis as of such date of determination, after giving pro forma effect to any Incurrence of Indebtedness and the application of the proceeds, including the repayment of any Indebtedness, therefrom giving rise to such determination.

  "Umbrella Affiliation Agreement" means the Memorandum of Agreement dated the Issue Date between Telemundo Network Group LLC and Telemundo regarding, among other things, revenue sharing.

  "Unrestricted Subsidiary" means (i) any Subsidiary of Holdings that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Holdings in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Video 44 shall be deemed to have been designated an Unrestricted Subsidiary as of the Issue Date. The Board of Directors of Holdings may designate any Subsidiary of Holdings (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Holdings or any other Subsidiary of Holdings that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments." The Board of Directors of Holdings may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) if such Unrestricted Subsidiary at such time has Indebtedness, Holdings could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants-- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of Holdings shall be evidenced by Holdings to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

  "Video 44" means Video 44, an Illinois general partnership formed under the Chicago Joint Venture Agreement.

  "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

  "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than Holdings or a Restricted Subsidiary) is owned by Holdings or one or more Wholly Owned Restricted Subsidiaries.

                         BOOK-ENTRY, DELIVERY AND FORM

  The New Notes will be issued in the form of one or more fully registered Notes in global form ("Global Notes"). The Global Notes will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the Global Notes directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

  New Notes that are issued as described below under "Certificated Notes" will be issued in definitive certificated form. Upon the transfer of Old Notes in definitive certificated form to a QIB, such Old Notes will, unless the Global Note representing the principal amount of Old Notes being transferred has previously been exchanged for Old Notes in definitive certificated form, be exchanged for an interest in such Global Note.

  The Depositary has advised Holdings as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

  Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the amount of New Notes represented by such Global Notes to the accounts of participants. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary or its nominee (with respect to participants' interests) for such Global Notes, or by participants or persons that hold interests through participants (with respect to the beneficial interests in the Global Notes of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

  So long as the Depositary, or its nominee, is the registered holder and owner of any Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the New Notes represented by such Global Notes for all purposes under the Indenture and the New Notes. Except as set forth below, owners of beneficial interests in Global Notes will not be entitled to have such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated New Notes in definitive form and will not be considered to be the owners or holders of such Global Notes for any purpose under the New Notes or the Indenture. Holdings understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of and interest on New Notes represented by Global Notes registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

  Holdings expects that the Depositary or its nominee, upon receipt of any payment of principal of or interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary or its nominee. Holdings also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. None of the Trustee, Holdings or any paying agent for the Global Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in any of the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

  Unless and until exchanged in whole or in part for certificated New Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor Holdings will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

  The New Notes represented by the Global Notes are exchangeable for certificated Notes in definitive form of like tenor as such New Notes in denominations of $1,000 and integral multiples thereof if (i) the Depositary notifies Holdings that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, Holdings fails to appoint a successor depositary within 90 days; (ii) Holdings in its discretion at any time determines not to have all of the New Notes represented by the Global Notes or (iii) an Event of Default has occurred and is continuing and the Registrar has received a written request from the Depositary to issue certificated New Notes. Any New Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated New Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for the Global Notes of the same aggregate denomination to be registered in the name of the Depositary or its nominee.

  Neither Holdings nor the Trustee will be liable for any delay by the Depositary or its nominee in indemnifying the beneficial owners of the New Notes, and Holdings and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The following summary describes certain U.S. federal income tax consequences of an investment in the Notes. Except where noted, it deals only with Notes that are held as capital assets (generally, property held for investment) by holders that are United States Persons (as defined below) and does not deal with special situations, such as those of foreign persons, dealers in securities, financial institutions, life insurance companies, holders whose "functional currency" is not the United States dollar, or holders that hold the Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, administrative rulings and judicial decisions thereunder, all as of the date hereof. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. PROSPECTIVE PURCHASERS CONSIDERING AN INVESTMENT IN THE NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE SPECIFIC TO THEM AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

  As used herein, "United States Person" means a beneficial owner of a Note who or which is (i) a citizen or resident of the United States, (ii) a corporation or a partnership for U.S. federal income tax purposes and that is organized in or under the laws of the United States or any state thereof or the District of Columbia (although certain partnerships so organized may be treated, under regulations not yet published, as not a United States Person),
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States Persons have the authority to control all substantial decisions of the trust.

 Exchange

  The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an exchange or other taxable event for U.S. federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. A holder should have the same adjusted basis and holding period in the New Notes immediately after the Exchange Offer as it had in the Old Notes immediately before the Exchange Offer.

 Original Issue Discount

  The Notes have been issued with original issue discount ("OID") for U.S. federal income tax purposes. Accordingly, each holder of a Note generally will be required to include OID in gross income as it accrues on a yield-to-maturity basis over the term of the Notes in advance of the receipt of any cash payment attributable to such income (regardless of whether the holder is a cash or accrual basis taxpayer). The amount of OID with respect to a Note will be the excess of the stated redemption price at maturity of such Note over its issue price. The stated redemption price at maturity of a Note generally will include all payments required to be made on the Note, whether denominated as principal or interest. The issue price of a Note is the first price at which a substantial amount of the Old Notes were sold for money (other than sales to bond houses, brokers, similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers, including the Initial Purchasers).

  A holder of a debt instrument that bears OID is required to include in gross income an amount equal to the sum of the daily portions of OID for each day during the taxable year in which the debt instrument is held. The daily portions of OID are determined by allocating to each day in an accrual period the pro rata portion of the OID that is allocable to the accrual period. The amount of OID that is allocable to an accrual period generally is equal to the product of the adjusted issue price of the Notes at the beginning of the accrual period (the issue price of the Notes determined as described above, generally increased by all prior accruals of OID and decreased by the amount of any payments made on the Notes) and the Notes' yield-to-maturity (the discount rate, which, when applied to all payments under the Notes, results in a present value equal to the issue price of the Notes). In the case of the final accrual period, the allocable OID generally is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the accrual period.

  The Company will furnish annually to the Internal Revenue Service (the "Service") and to holders (other than with respect to certain exempt holders, including, in particular, corporations) information with respect to the OID accruing while the Notes were held by the holders. Holders may be required to include different amounts of OID in gross income based on their individual circumstances, such as the acquisition of a Note for an amount in excess of its adjusted issue price (as discussed below).

 Certain Potential Federal Income Tax Consequences to the Company and to Corporate Holders

  The Notes constitute applicable high yield discount obligations ("AHYDOs") as their yield to maturity exceeds the sum of the relevant applicable federal rate (the "AFR") plus five percentage points, and the Notes have been issued with significant OID. Under the rules applicable to AHYDOs, the Company will not be entitled to deduct OID that accrues with respect to such Notes until amounts attributable to such OID are paid. The Company does not expect that the loss of this deduction on a current basis would have a material adverse effect on the Company's financial condition or results of operations. Subject to otherwise applicable limitations, holders that are corporations will be entitled to a dividends-received deduction (generally at a rate of 70%) with respect to any disqualified portion of the accrued OID to the extent that the Company has sufficient current or accumulated earnings and profits. If the disqualified portion exceeds the Company's current and accumulated earnings and profits, the excess will continue to be taxed as ordinary OID income in accordance with the rules described above in "Original Issue Discount."

 Disposition of Notes

  A holder will generally recognize gain or loss upon the sale, exchange, retirement or other disposition of Notes equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the Notes. A holder's adjusted tax basis in a Note will generally be the cost of such Note, increased by the amount of OID previously included in income by such holder, and decreased by the amount of any payments that are not Additional Interest. Such gain or loss generally would be capital gain or loss, and will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other disposition the holder has held the Note for more than one year. For holders that are individuals, estates or trusts, the maximum rate of U.S. federal income taxation on long-term capital gains generally is 20%.

 Backup Withholding

  Under certain circumstances, a holder may be subject to backup withholding at a 31% rate on payments received with respect to the Notes. This withholding generally applies only if the holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"); (ii) furnishes an incorrect TIN; (iii) is notified by the Service that he or she has failed to report payment of interest and dividends properly and the Service has notified the Company that he or she is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability, provided that the required information is furnished to the Service. Certain holders (including, among others, corporations) are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 17, 1999, all dealers effecting transactions in the New Notes may be required to deliver a Prospectus.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and be delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the reasonable expenses of one counsel for the Holders of the New Notes) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the New Notes will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York.

                                    EXPERTS

  The financial statements included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement and the financial statements from which the Selected Financial Data included in the Prospectus have been derived have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements, financial statement schedules and Selected Financial Data have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statement--Telemundo Holdings, Inc.
 Independent Auditors' Report of Deloitte & Touche LLP...................   F-2
 Consolidated Balance Sheet at June 30, 1998.............................   F-3
 Notes to Consolidated Balance Sheet.....................................   F-4
Unaudited Consolidated Financial Statements--Telemundo Holdings, Inc.*
 Consolidated Statements of Operations for the period August 13, 1998 to
 September 30, 1998 and of  the Predecessor* for the period July 1, 1998 to August 12, 1998, the period January 1, 1998 to  August 12, 1998 and
 the three and nine months ended September 30, 1997 (Unaudited)..........   F-6
 Consolidated Balance Sheets at September 30, 1998 (Unaudited) and of the
 Predecessor* at December  31, 1997......................................   F-7
 Consolidated Statement of Changes in Common Stockholders' Equity for the
 period August 13, 1998  to September 30, 1998 and of the Predecessor*
 for the period January 1, 1998 to August 12, 1998  (Unaudited)..........   F-8
 Consolidated Statements of Cash Flows for the period August 13, 1998 to
 September 30, 1998 and of  the Predecessor* for the period January 1,
 1998 to August 12, 1998 and the nine months ended  September 30, 1997
 (Unaudited).............................................................   F-9
 Notes to Consolidated Financial Statements (Unaudited)..................  F-10
Audited Consolidated Financial Statements--Telemundo Group, Inc.
 Independent Auditors' Report of Deloitte & Touche LLP...................  F-15
 Independent Certified Public Accountants' Report of Arthur Andersen
 LLP.....................................................................  F-16
 Consolidated Statements of Operations for the years ended December 31,
 1995, 1996 and 1997.....................................................  F-17
 Consolidated Balance Sheets at December 31, 1996 and 1997...............  F-18
 Consolidated Statements of Changes in Common Stockholders' Equity for
 the years ended
  December 31, 1995, 1996 and 1997.......................................  F-19
 Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1996 and 1997.....................................................  F-20
 Notes to Consolidated Financial Statements..............................  F-21

--------
* As used in these financial statements, unless the context otherwise requires, the "Company" refers to Telemundo Holdings, Inc. and the "Predecessor" refers to Telemundo Group, Inc. with respect to periods prior to the Merger (as defined herein).

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Telemundo Holdings, Inc.
Hialeah, Florida

We have audited the accompanying consolidated balance sheet of Telemundo Holdings, Inc. as of June 30, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

New York, NY
January 7, 1999

                    TELEMUNDO HOLDINGS, INC. AND SUBSIDIARY

                                 BALANCE SHEET
                                 (In thousands)

                                                                        June 30,
     Assets                                                               1998
     ------                                                             --------
     Total Assets......................................................  $ --
                                                                         =====
     Liabilities and Stockholders' Equity
     ------------------------------------
     Total Liabilities.................................................  $ --
     Stockholders' Equity..............................................    --
                                                                         -----
                                                                         $ --
                                                                         =====

    See notes to financial statements

                    TELEMUNDO HOLDINGS, INC. AND SUBSIDIARY

                      NOTES TO CONSOLIDATED BALANCE SHEET
1. ORGANIZATION

Telemundo Holdings, Inc. ("Holdings", collectively with its subsidiaries, the "Company") was formed on November 17, 1997 for the purpose of acquiring Telemundo Group, Inc. ("Telemundo") through TLMD Acquisition Co., its wholly-owned subsidiary. No shares were issued and Holdings was not capitalized until August 12, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Holdings and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

On August 12, 1998, TLMD Acquisition Co., merged with and into Telemundo, with Telemundo being the surviving corporation and becoming a wholly-owned subsidiary of Holdings (the "Merger"). Holdings is owned 50.1% by Station Partners, LLC, 24.95% by Sony Pictures Entertainment Inc. ("SPE") and 24.95% by Liberty Media Corporation ("Liberty") (collectively, the "Purchaser"). Station Partners, LLC is owned 68.0% by Apollo Investment Fund III, L.P. ("Apollo") and 32.0% by Bastion Capital Fund, L.P. ("Bastion").

Pursuant to the Merger, each outstanding share of Telemundo common stock, par value $0.1 per share, was converted into the right to receive $44.12537 in cash.

Substantially contemporaneously with the completion of the Merger, TLMD Acquisition Co. accepted for payment an aggregate of $191.7 million principal amount of the outstanding 10.5% Senior Notes Due 2006 (the "10.5% Notes") of Telemundo (representing 99.8% of such issue) tendered in connection with a tender offer by TLMD Acquisition Co. pursuant to an Offer to Purchase as amended on July 20, 1998 (the "Tender Offer").

In connection with the Merger, Telemundo entered into new credit facilities (the "New Credit Facilities") providing for aggregate borrowings of up to $350.0 million and Holdings received equity contributions (the "Equity Contributions") aggregating $274.0 million from its shareholders, the proceeds of which were used to fund the Merger, refinance existing indebtedness of Telemundo and pay fees and expenses of the related transactions. In connection with the New Credit Facilities, Telemundo terminated its revolving credit facility that was existing prior to the Merger ("Old Credit Facility"). In addition, Holdings completed an offering of $218.8 million aggregate principal amount at maturity of 11.5% Senior Discount Notes Due 2008 (the "Senior Discount Notes"), which were issued at a discount and structured to produce a yield to maturity of 11.5% per annum, the proceeds of which were also used to fund the Merger, refinance existing indebtedness of Telemundo and pay fees and expenses of the related transactions.

Also in connection with the Merger, Telemundo sold substantially all of the programming and production assets of its network operations (the "Telemundo Network") to Telemundo Network Group LLC (the "Network Company"), which is equally owned by a subsidiary of SPE and a subsidiary of Liberty for $74.0 million (the

                    TELEMUNDO HOLDINGS, INC. AND SUBSIDIARY

"Network Sale"). The Network Company entered into affiliation agreements with the Company's owned and operated stations (collectively, the "Affiliation Agreements") pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company pool and allocate local, national spot and network advertising revenues based upon a formula ("Station Compensation Pool"). The Station Compensation Pool consists of the following revenue sources (collectively, the "Aggregate Net Advertising Receipts"): (i) 61% of the net advertising revenues received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming); and (ii) 100% of the net advertising revenues received by the Company (excluding WKAQ in Puerto Rico) from the sale of "spot" and local advertising time and local and national block time. The Station Compensation Pool is shared between the Company and the Network Company, with the Company's allocation based on the following formula: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus (iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the initial year, the threshold levels (i.e., $130 million and $230 million) will be increased 3% annually.

Holdings had no operations prior to the Merger. The Merger was accounted for under the purchase method of accounting. The aggregate consideration paid in connection with the Merger and the related transactions was approximately $777.6 million. Of this amount, $300.0 million was provided from borrowings under the New Credit Facilities, $125.0 million was provided from the proceeds of the Senior Discount Notes offering, $274.0 was provided from the Equity Contributions and $74.0 million was provided from the Network Sale.

In November 1997, after the announcement of the proposed Merger, Telemundo and its directors were named as defendants in six purported class actions filed on behalf of Telemundo's public stockholders. The suits are virtually identical and allege that Telemundo and its directors violated fiduciary duties owed to Telemundo's public stockholders by entering into the merger agreement with the Purchaser. The six actions were consolidated for all purposes, however, to date none of the defendants has been required to answer, move or otherwise respond to the complaint and no discovery has been taken. The Company believes that the allegations contained in the complaint are without merit and intends to contest the action vigorously. The Company believes that the outcome of the suits will not have a material adverse effect on the Company's consolidated results of operations or financial position.

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                 (In thousands)

                                                                               Predecessor                        Company
                                                           --------------------------------------------------- -------------
                                                           Three months   Nine months
                                                               ended         ended     July 1 to  January 1 to August 13 to
                                                           September 30, September 30, August 12,  August 12,  September 30,
                                                               1997          1997         1998        1998         1998
                                                           ------------- ------------- ---------- ------------ -------------
Net revenue...............................................    $48,646      $139,427     $23,135     $124,671      $21,819
Costs and expenses:
 Direct operating costs...................................     24,571        74,148      10,762       63,861        7,518
 Selling, general and administrative expenses other than
  network and corporate...................................      9,023        28,886       4,900       25,515        5,599
 Network expenses.........................................      6,720        18,783       3,390       18,546          --
 Corporate expenses.......................................      1,262         3,588         787        4,130          717
 Depreciation and amortization............................      3,396        10,439       1,546        9,024        2,662
                                                              -------      --------     -------     --------      -------
                                                               44,972       135,844      21,385      121,076       16,496
                                                              -------      --------     -------     --------      -------
Operating income..........................................      3,674         3,583       1,750        3,595        5,323
Merger related expenses...................................        --            --       (2,694)      (5,506)         --
Interest expense--net.....................................     (5,307)      (15,517)     (2,386)     (13,067)      (5,254)
                                                              -------      --------     -------     --------      -------
Income (loss) before income taxes and minority interest...     (1,633)      (11,934)     (3,330)     (14,978)          69
Income tax provision......................................     (1,050)       (3,133)       (776)      (3,113)        (692)
Minority interest.........................................       (702)       (2,106)       (356)      (1,898)        (196)
--------------------------------------------------
                                                              -------      --------     -------     --------      -------
Net loss..................................................    $(3,385)     $(17,173)    $(4,462)    $(19,989)     $  (819)

See notes to consolidated financial statements

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                                                       Predecessor   Company
                                                                                                       ----------- ------------
                                                                                                       December 31 September 30
                                                Assets                                                    1997         1998
                                                ------                                                 ----------- ------------
                                                                                                                   (Unaudited)
Current assets:
  Cash and cash equivalents...........................................................................  $  2,378     $ 10,328
  Accounts receivable, less allowance for doubtful accounts of $8,836 and $7,583......................    54,155       36,770
  Television programming..............................................................................    15,154        8,114
  Prepaid expenses and other..........................................................................     9,287        3,564
  Due from Network Company, net.......................................................................       --         2,514
                                                                                                        --------     --------
    Total current assets..............................................................................    80,974       61,290
Property and equipment, net...........................................................................    66,602       44,511
Television programming................................................................................     6,779        1,062
Other assets..........................................................................................     7,365       16,018
Broadcast licenses and other intangible assets........................................................   128,366      578,097
                                                                                                        --------     --------
                                                                                                        $290,086     $700,978
                                                                                                        ========     ========
                                 Liabilities and Stockholders' Equity
                                 ------------------------------------
Current liabilities:
  Accounts payable....................................................................................  $  7,726     $  6,468
  Accrued expenses and other..........................................................................    22,761       33,245
  Television programming obligations..................................................................     5,911        1,747
                                                                                                        --------     --------
    Total current liabilities.........................................................................    36,398       41,460
Long-term debt........................................................................................   189,081      408,261
Capital lease obligations.............................................................................     5,120          --
Television programming obligations....................................................................       399           93
Other liabilities.....................................................................................    23,845       32,567
                                                                                                        --------     --------
                                                                                                         254,843      482,381
                                                                                                        --------     --------
Minority interest.....................................................................................     5,334        5,403
                                                                                                        --------     --------
Contingencies and commitments
Common stockholders' equity:
  Common Stock, $.01 par value, 10,000 shares authorized and
   outstanding at September 30, 1998..................................................................       --           --
  Predecessor Series A Common Stock, $.01 par value, 14,388,394 shares
   authorized, 7,129,614 shares outstanding at December 31, 1997......................................        71          --
  Predecessor Series B Common Stock, $.01 par value, 5,611,606 shares
   authorized, 3,088,341 shares outstanding at December 31, 1997......................................        31          --
Additional paid-in capital............................................................................    71,761      214,013
Accumulated deficit...................................................................................   (41,954)        (819)
                                                                                                        --------     --------
                                                                                                          29,909      213,194
                                                                                                        --------     --------
--------------------------------------------------                                                      $290,086     $700,978
                                                                                                        ========     ========

See notes to consolidated financial statements

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY (Unaudited)
                       (In thousands, except share data)

                               Number of Shares
                                 Outstanding                  Common Stock
                         -----------------------------  ------------------------
                                 Series A    Series B          Series A Series B Additional                Common
                         Common   Common      Common    Common  Common   Common   Paid-In   Accumulated Stockholders'
                         Stock    Stock       Stock     Stock   Stock    Stock    Capital     Deficit      Equity
                         ------ ----------  ----------  ------ -------- -------- ---------- ----------- -------------
Predecessor:
Balance, January 1,
 1998...................    --   7,129,614   3,088,341   --      $ 71     $ 31    $ 71,761   $(41,954)    $ 29,909
Net loss................    --         --          --    --       --       --          --     (19,989)     (19,989)
Warrant conversions.....    --     523,988         --    --         5      --        3,742        --         3,747
Stock conversions.......    --       1,843      (1,843)  --       --       --          --         --           --
                         ------ ----------  ----------   ---     ----     ----    --------   --------     --------
Balance, August 12,
 1998...................    --   7,655,445   3,086,498   --        76       31      75,503    (61,943)      13,667
Company:
Elimination of former
 equity interests.......    --  (7,655,445) (3,086,498)  --       (76)     (31)    (75,503)    61,943      (13,667)
Common Stock issued in
 connection with the
 Merger................. 10,000        --          --    --       --       --      273,993        --       273,993
Distribution in excess
 of Predecessor basis...    --         --          --    --       --       --      (59,980)       --       (59,980)
Net loss................    --         --          --    --       --       --          --        (819)        (819)
                         ------ ----------  ----------   ---     ----     ----    --------   --------     --------
Balance, September 30,
 1998................... 10,000        --          --    --       --       --     $214,013   $   (819)    $213,194
                         ====== ==========  ==========   ===     ====     ====    ========   ========     ========

 See notes to consolidated financial statements

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                                 (In thousands)

                                                                                             Predecessor            Company
                                                                                      -------------------------- -------------
                                                                                       Nine months
                                                                                          ended     January 1 to August 13 to
                                                                                      September 30,  August 12,  September 30,
                                                                                          1997          1998         1998
                                                                                      ------------- ------------ -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.............................................................................   $(17,173)     $(19,989)    $    (819)
Charges not affecting cash:
  Depreciation and amortization......................................................     10,439         9,024         2,662
  Interest accretion.................................................................      4,097         3,732         1,965
  Minority interest..................................................................      2,106         1,898           196
Changes in assets and liabilities:
  Accounts receivable................................................................      7,102         8,753         8,632
  Television programming.............................................................     (4,195)         (462)         (421)
  Television programming obligations.................................................       (623)       (1,684)         (372)
  Due from Network Company...........................................................        --            --         (2,514)
  Accounts payable and accrued expenses and other....................................     (8,601)       12,513        (1,557)
                                                                                        --------      --------     ---------
    Cash flows provided from (used in) operating activities..........................     (6,848)       13,785         7,772
                                                                                        --------      --------     ---------
CASH FLOWS FROM INVESTING ACTIVITY:
Additions to property and equipment..................................................     (8,199)       (6,843)         (484)
                                                                                        --------      --------     ---------
    Cash flows used in investing activity............................................     (8,199)       (6,843)         (484)
                                                                                        --------      --------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under New Credit Facilities.................................        --            --        300,000
Payments under New Credit Facilities.................................................        --            --        (19,000)
Proceeds from Equity Contributions...................................................        --            --        273,993
Proceeds from issuance of Senior Discount Notes......................................        --            --        125,000
Proceeds from Network Sale...........................................................        --            --         73,993
Repurchase of Telemundo equity interests.............................................        --            --       (518,282)
Repurchase of 10.5% Notes, consent fees and related costs............................        --            --       (217,451)
Repay other indebtedness and related costs...........................................        --            --           (192)
Deferred financing costs.............................................................        --            --        (14,500)
Merger costs.........................................................................        --            --         (6,852)
Proceeds from exercise of warrants...................................................         94         3,747           --
Payments of obligations under capital leases.........................................       (540)         (424)          --
Borrowings under Old Credit Facility.................................................      9,549         5,425           --
Payments under Old Credit Facility and related costs.................................     (2,025)       (9,221)         (272)
Payments to minority interest partner................................................     (2,040)       (1,841)         (403)
Other................................................................................       (381)          --            --
                                                                                        --------      --------     ---------
    Cash flows provided from (used in) financing activities..........................      4,657        (2,314)       (3,966)
                                                                                        --------      --------     ---------
Increase (decrease) in cash and cash equivalents.....................................    (10,390)        4,628         3,322
Cash and cash equivalents, beginning of period.......................................     12,587         2,378         7,006
                                                                                        --------      --------     ---------
Cash and cash equivalents, end of period.............................................   $  2,197      $  7,006     $  10,328
                                                                                        ========      ========     =========
Supplemental cash flow information:
  Interest paid......................................................................   $ 13,474      $  7,090     $   7,390
--------------------------------------------------
                                                                                        ========      ========     =========
  Income taxes paid, including Puerto Rico withholding taxes.........................   $    933      $    185     $      21

See notes to consolidated financial statements

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. BUSINESS

Telemundo Holdings, Inc. ("Holdings", collectively with its subsidiaries, the "Company") is one of two national Spanish-language television broadcast companies currently operating in the United States. The Company owns and operates seven full-power UHF stations serving the seven largest Hispanic Market Areas (a term developed by Nielsen Media Research, Inc. and used by the television industry to describe a geographically distinct television market) in the United States--Los Angeles, New York, Miami, San Francisco, Chicago, San Antonio and Houston. The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico. The Company's stations broadcast a wide variety of network programming, including movies, dramatic series, sitcoms, telenovelas (soap operas), talk shows, entertainment programs, national and international news, music and sporting events. In addition, the Company supplements its network programming with local programming focused on local news and community events.

2. MERGER AND RELATED TRANSACTIONS

On August 12, 1998, TLMD Acquisition Co., a wholly-owned subsidiary of Holdings, merged with and into Telemundo Group, Inc. ("Telemundo"), with Telemundo being the surviving corporation and becoming a wholly-owned subsidiary of Holdings (the "Merger"). Holdings is owned 50.1% by Station Partners, LLC, 24.95% by Sony Pictures Entertainment Inc. ("SPE") and 24.95% by Liberty Media Corporation ("Liberty")(collectively, the "Purchaser"). Station Partners, LLC is owned 68.0% by Apollo InvestmentFund III, L.P. ("Apollo") and 32.0% by Bastion Capital Fund, L.P. ("Bastion").

Pursuant to the Merger, each outstanding share of Telemundo Common Stock, par value $.01 per share, was converted into the right to receive $44.12537 in cash.

Substantially contemporaneously with the completion of the Merger, TLMD Acquisition Co. accepted for payment an aggregate of $191.7 million principal amount of the outstanding 10.5% Senior Notes Due 2006 (the "10.5% Notes") of Telemundo (representing 99.8% of such issue) tendered in connection with a tender offer by TLMD Acquisition Co. pursuant to an Offer to Purchase and Consent Solicitation Statement, as amended on July 20, 1998 (the "Tender Offer").

In connection with the Merger, Telemundo entered into new credit facilities (the "New Credit Facilities") providing for aggregate borrowings of up to $350.0 million and Holdings received equity contributions (the "Equity Contributions") aggregating $274.0 million from its shareholders, the proceeds of which were used to fund the Merger, refinance existing indebtedness of Telemundo and pay fees and expenses of the related transactions. In connection with the New Credit Facilities, Telemundo terminated its revolving credit facility that was existing prior to the Merger ("Old Credit Facility"). In addition, Holdings completed an offering of $218.8 million aggregate principal amount at maturity of 11.5% Senior Discount Notes Due 2008 (the "Senior Discount Notes"), which were issued at a discount and structured to produce a yield to maturity of 11.5% per annum, the proceeds of which were also used to fund the Merger, refinance existing indebtedness of Telemundo and pay fees and expenses of the related transactions.

Also in connection with the Merger, Telemundo sold substantially all of the programming and production assets of its network operations (the "Telemundo Network") to Telemundo Network Group LLC (the "Network Company"), which is equally owned by a subsidiary of SPE and a subsidiary of Liberty for $74.0 million (the "Network Sale"). The Network Company entered into affiliation agreements with the Company's owned and operated stations (collectively, the "Affiliation Agreements") pursuant to which the Network Company provides network programming to the Company, and the Company and the Network Company pool and allocate local, national spot and network advertising revenues based upon a formula ("Station Compensation Pool"). The

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

Station Compensation Pool consists of the following revenue sources (collectively, the "Aggregate Net Advertising Receipts"): (i) 61% of the net advertising revenues received by the Network Company pursuant to the sale of network advertising and block time (time made available for paid programming); and (ii) 100% of the net advertising revenues received by the Company (excluding WKAQ in Puerto Rico) from the sale of "spot" and local advertising time and local and national block time. The Station Compensation Pool is shared between the Company and the Network Company, with the Company's allocation based on the following formula: (i) 80% of the first $130 million of Aggregate Net Advertising Receipts; plus (ii) 55% of the incremental Aggregate Net Advertising Receipts above $130 million up to $230 million; plus
(iii) 45% of the incremental Aggregate Net Advertising Receipts above $230 million. After the initial year, the threshold levels (i.e., $130 million and $230 million) will be increased 3% annually.

The Affiliation Agreement provides that the Company will continue to incur non-network marketing/promotional expenditures, programming expenditures and capital expenditures for its owned and operated stations. The Network Sale and the Affiliation Agreement will result in the Company incurring reduced overall programming and certain other costs from the levels historically incurred by the Predecessor. All network programming costs are now borne by the Network Company. As part of the Affiliation Agreement, each of the Network Company and the Company agreed, subject to various conditions, to incur certain programming, marketing/promotional and capital expenditures in the future. These expenditures may be reduced or eliminated based on financial tests, which assume such expenditures produce positive financial results (i.e., incremental revenue). The Company can also elect to incur a portion of such expenditures in a subsequent year. If the Company meets such financial tests and does not elect to defer a portion of such expenditures, the Company will incur levels of non-network expenditures which are greater than non-network expenditures historically incurred by the Company's owned and operated stations. Any such expenditures on the part of the Company are subject to the Network Company having incurred its respective expenditures.

Holdings had no operations prior to the Merger. The Merger was accounted for under the purchase method of accounting. The aggregate consideration paid in connection with the Merger and the related transactions was approximately $777.6 million. Of this amount, $300.0 million was provided from borrowings under the New Credit Facilities, $125.0 million was provided from the proceeds of the Senior Discount Notes offering, $274.0 was provided from the Equity Contributions and $74.0 million was provided from the Network Sale.

The Merger was accounted for using the purchase method of accounting. The purchase consideration of approximately $756 million has been allocated to the net assets acquired based upon preliminary estimates of fair value. The net assets of Holdings were adjusted to reflect the continuing ownership of Bastion (15.1% prior to the merger). This adjustment, a "deemed dividend", represents the difference between the proceeds received for it's ownership interest in Telemundo and it's predecessor basis in Telemundo, adjusted for the network sale. The following is a summary of the estimated fair values of the assets acquired (in thousands):

       Accounts receivable............................................. $45,402
       Other current assets (excluding television programming) ........  26,812
       Television programming..........................................   8,755
       Property and equipment..........................................  44,320
       Other assets....................................................  16,249
       Broadcast licenses and other intangible assets.................. 579,930
       Accounts payable................................................  12,329
       Accrued liabilities.............................................  32,242
       Long-term debt.................................................. 425,319
       Other non-current liabilities...................................  32,174
       Minority interest...............................................   5,391
       Stockholders' equity............................................ 214,013

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES

The carrying value of accounts receivable, other current assets, television programming, property and equipment, other assets, accounts payable, accrued liabilities, other non-current liabilities and minority interest were considered to closely approximate fair value. The allocation of the purchase consideration to broadcast licenses, and other intangible assets is preliminary. Independent appraisals will be performed to establish the actual fair values. A 40 year life was used to amortize broadcast licenses and other intangible assets.

The following summarized, unaudited pro forma results of operations for the nine months ended September 30, 1998 and 1997, assume the Merger, the Tender Offer, initial borrowings under the New Credit Facilities, the Equity Contributions, consummation of the Senior Discount Notes offering and the Network Sale occurred on January 1, 1997. The pro forma information is presented for informational purposes and is not necessarily indicative of the operating results that would have occurred had the Merger and related transactions been consummated on January 1, 1997, nor is it necessarily indicative of future operations.

                                                     Nine Months Ended
                                                       September 30
                                                     ------------------
                                                       1997      1998
                                                     --------  --------
                                                          (In thousands)
   Net revenue...................................... $105,316  $114,091
   Operating income.................................   21,453    23,005
   Net loss.........................................  (13,786)  (14,194)

In November 1997, after the announcement of the proposed Merger, Telemundo and its directors were named as defendants in six purported class actions filed on behalf of Telemundo's public stockholders. The suits are virtually identical and allege that Telemundo and its directors violated fiduciary duties owed to Telemundo's public stockholders by entering into the merger agreement with the Purchaser. The six actions were consolidated for all purposes, however, to date none of the defendants has been required to answer, move or otherwise respond to the complaint and no discovery has been taken. The Company believes that the allegations contained in the complaint are without merit and intends to contest the action vigorously. The Company believes that the outcome of the suits will not have a material adverse effect on the Company's consolidated results of operations or financial position.

3. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Merger, Telemundo became a wholly owned subsidiary of Holdings on August 12, 1998. The purchase method of accounting was used to record assets acquired and liabilities assumed. As a result of purchase accounting, the accompanying financial statements of the Predecessor (for purposes of these financial statements, the term "Predecessor" refers to Telemundo prior to the Merger and related transactions) and the Company are not comparable in all material respects since the financial statements report financial position, results of operations, and cash flows of these two separate entities.

In the opinion of management, the accompanying unaudited consolidated financial statements of the Company and the Predecessor include all adjustments necessary to present fairly the Company's financial position at September 30, 1998, and the results of operations and cash flows for all periods presented. The results of operations for interim periods are not necessarily indicative of the results to be obtained for the entire year.

For a summary of significant accounting policies and additional financial information of the Predecessor, see Telemundo's Annual Report on Form 10-K for the year ended December 31, 1997.

Interest Rate Arrangements

The Company uses interest rate swaps to effectively hedge interest rate exposures. In this type of hedge, the differential to be paid or received is accrued and recognized in interest expense and may change as market

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES interest rates change. If an arrangement is terminated or effectively terminated prior to maturity, then the realized or unrealized gain or loss is effectively recognized over the remaining original life of the agreement if the hedged item remains outstanding, or immediately, if the underlying hedged instrument does not remain outstanding. If the arrangement is not terminated or effectively terminated prior to maturity, but the underlying hedged instrument is no longer outstanding, then the unrealized gain or loss on the related interest rate swap or cap is recognized immediately.

4. NEW ACCOUNTING PRONOUNCEMENTS

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 provides guidance for the presentation and display of comprehensive income. SFAS 131 establishes standards for disclosure of operating segments, products, services, geographic areas and major customers. The Company is required to adopt both standards for its fiscal year ending December 31, 1998. The Company has adopted SFAS 130 and comprehensive income is the same as net income. Management believes that the implementation of SFAS 131 will not have a material impact on the presentation of the Company's financial statements, but may require additional disclosure.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance but must be adopted as of the first quarter of fiscal years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the related hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on the earnings and financial position of the Company.

5. RELATED PARTY TRANSACTIONS

Apollo and Bastion, through Station Partners, LLC, are significant shareholders of the Company. Apollo may be deemed to be an affiliate of TLMD Partners II, L.L.C., a significant shareholder of Telemundo prior to the Merger. Bastion was a significant shareholder of Telemundo prior to the Merger.

SPE and Liberty, through its subsidiaries, own the Network Company and are significant shareholders of the Company. Pursuant to the Affiliation Agreements, the Company recorded $2.7 million in incremental net revenue for the period August 13, 1998 to September 30, 1998, which amount is included in Due from Network Company. In addition, pursuant to other contractual arrangements, the Network Company has paid certain costs on behalf of the Company, and the Company has paid certain costs on behalf of the Network Company. The Company believes these costs to be at fair value and the net effect, which was not material, is included in Due to Network Company.

6. PROGRAM SUPPLIER RISK

As a result of the Affiliation Agreements, the Company relies solely on the Network Company for all of its network programming and is dependent, to a significant extent, on the ability of the Network Company to generate advertising revenues. The Spanish-language television market shares for the Company's stations will be

                   TELEMUNDO HOLDINGS, INC. AND SUBSIDIARIES dependent upon the Network Company's ability to produce or acquire and distribute programming which attracts significant viewer levels. If the programming provided by the Network Company fails to attract viewers, each of the Company's and the Network Company's ability to attract advertisers and generate revenues and profits would be impaired. There can be no assurance that the programming provided by the Network Company will achieve or maintain satisfactory viewership levels or maintain current viewership levels, or that the Company or the Network Company will be able to generate significant advertising revenues.

7. INTEREST RATE ARRANGEMENTS

The Company manages interest rate exposure by adjusting the mix of floating rate debt and fixed rate debt. As part of such management of interest rate exposure, the Company has entered into a derivative instrument to swap a fixed interest rate for a floating rate for a portion of its debt. At September 30, 1998, the Company had an interest rate swap contract outstanding swapping a fixed interest rate for a floating rate for a notional value of $100,000,000, representing a portion of its debt. Under this type of interest rate swap, notional amounts do not quantify risk or represent assets or liabilities of the Company, but are only used in the calculation of cash interest settlements under the contracts. This contract is effective from September 29, 1998 to August 13, 2003. The carrying value of this arrangement as of September 30, 1998 was $0.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Telemundo Group, Inc.

We have audited the accompanying consolidated balance sheets of Telemundo Group, Inc. (the "Company") and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedules listed in the Index at Item 21. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Telenoticias del Mundo L.P. ("TeleNoticias"), the Company's investment in which was accounted for by use of the equity method for 1995. The Company's share of the net loss of $6,355,000 for the year ended December 31, 1995 is included in the accompanying consolidated financial statements, see Note 4. The financial statements of TeleNoticias for 1995 were audited by other auditors whose report (which contains substantial doubt as to TeleNoticias' ability to continue as a going concern, the effect of which, in our opinion, was not material in relation to the consolidated financial statements) has been furnished to us, and our opinion insofar as it relates to the amount included for TeleNoticias, was based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with general accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

New York, New York
March 19, 1998

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Telenoticias del Mundo, L.P.;

We have audited the accompanying balance sheet of Telenoticias del Mundo, L.P. (a Delaware limited partnership) as of December 31, 1995 and the related statements of operations, partners' capital and cash flows for the year ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telenoticias del Mundo, L.P. as of December 31, 1995 and the results of its operations and its cash flows for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 8 to the financial statements, the Partnership has incurred significant losses since inception. Additionally, the Partners have postponed their required capital contributions, which raises substantial doubt as to the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Arthur Andersen LLP

Miami, Florida
 February 23, 1996

                     TELEMUNDO GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Year Ended December 31,
                                       ----------------------------------------
                                           1995          1996          1997
                                       ------------  ------------  ------------
Net revenue..........................  $169,148,000  $202,713,000  $197,588,000
                                       ------------  ------------  ------------
Costs and expenses:
 Direct operating costs..............    78,609,000    86,994,000    93,297,000
 Selling, general and administrative
 expenses other than
  network and corporate..............    34,270,000    39,910,000    38,707,000
 Network expenses....................    25,848,000    28,835,000    30,650,000
 Corporate expenses..................     4,400,000     4,371,000     4,882,000
 Depreciation and amortization.......    11,642,000    13,311,000    13,938,000
                                       ------------  ------------  ------------
                                        154,769,000   173,421,000   181,474,000
                                       ------------  ------------  ------------
Operating income.....................    14,379,000    29,292,000    16,114,000
Merger related expenses..............           --            --     (1,707,000)
Interest expense --net of interest
 income of $303,000 in
 1997, $304,000 in 1996 and $268,000
 in 1995.............................   (14,489,000)  (18,920,000)  (20,849,000)
Loss from investment in
 TeleNoticias........................    (6,355,000)   (3,120,000)          --
Loss on disposal of TeleNoticias.....           --     (2,441,000)          --
Other income (expense)...............      (104,000)       14,000         7,000
                                       ------------  ------------  ------------
Income (loss) before income taxes,
 minority interest and
 extraordinary item..................    (6,569,000)    4,825,000    (6,435,000)
Income tax provision.................    (3,519,000)   (3,879,000)   (4,201,000)
Minority interest....................           --     (2,125,000)   (2,808,000)
                                       ------------  ------------  ------------
Loss before extraordinary item.......   (10,088,000)   (1,179,000)  (13,444,000)
Extraordinary item--extinguishment of
 debt................................           --    (17,243,000)          --
                                       ------------  ------------  ------------
Net loss.............................  $(10,088,000) $(18,422,000) $(13,444,000)
                                       ============  ============  ============
Basic net loss per share:
 Loss before extraordinary item......  $      (1.01) $       (.12) $      (1.32)
 Extraordinary item..................           --          (1.71)          --
                                       ------------  ------------  ------------
 Net loss............................  $      (1.01) $      (1.83) $      (1.32)
                                       ============  ============  ============
Weighted average shares outstanding..    10,000,000    10,054,000    10,163,000
                                       ============  ============  ============

See notes to consolidated financial statements

                     TELEMUNDO GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,  December 31,
                       Assets                             1996          1997
                       ------                         ------------  ------------
Current assets:
  Cash and cash equivalents.........................  $ 12,587,000  $  2,378,000
  Accounts receivable, less allowance for doubtful
   accounts of $5,943,000 and $7,583,000............    51,824,000    54,155,000
  Television programming............................    14,062,000    15,154,000
  Prepaid expenses and other........................     7,685,000     9,287,000
                                                      ------------  ------------
    Total current assets............................    86,158,000    80,974,000
Property and equipment, net.........................    64,532,000    66,602,000
Television programming..............................     4,588,000     6,779,000
Other assets........................................     7,451,000     7,365,000
Broadcast licenses and reorganization value in
 excess of amounts allocable to identifiable assets,
 net................................................   132,831,000   128,366,000
                                                      ------------  ------------
Total Assets........................................  $295,560,000  $290,086,000
                                                      ============  ============
        Liabilities and Stockholders' Equity
        ------------------------------------
Current liabilities:
  Accounts payable..................................  $  8,831,000  $  7,726,000
  Accrued expenses and other........................    27,484,000    22,761,000
  Television programming obligations................     5,074,000     5,911,000
                                                      ------------  ------------
    Total current liabilities.......................    41,389,000    36,398,000
Long-term debt......................................   179,695,000   189,081,000
Capital lease obligations...........................     5,945,000     5,120,000
Television programming obligations..................       442,000       399,000
Other liabilities...................................    19,950,000    23,845,000
                                                      ------------  ------------
                                                       247,421,000   254,843,000
                                                      ------------  ------------
Minority interest...................................     5,246,000     5,334,000
                                                      ------------  ------------

Contingencies and commitments

Common stockholders' equity:
  Series A common stock, $.01 par value, 14,388,394
   shares authorized, 6,621,983 and 7,129,614 shares
   outstanding at December 31, 1996 and 1997........        66,000        71,000
  Series B common stock, $.01 par value, 5,611,606
   shares authorized, 3,530,232 and 3,088,341 shares
   outstanding at December 31, 1996 and 1997........        36,000        31,000
Additional paid-in capital..........................    71,301,000    71,761,000
Accumulated deficit.................................   (28,510,000)  (41,954,000)
                                                      ------------  ------------
                                                        42,893,000    29,909,000
                                                      ------------  ------------
Total Liabilities and Stockholders' Equity..........  $295,560,000  $290,086,000
                                                      ============  ============

See notes to consolidated financial statements

                     TELEMUNDO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                            Number of Shares
                              Outstanding         Common Stock
                          --------------------  -----------------
                          Series A   Series B   Series A Series B  Additional                   Common
                           Common     Common     Common   Common     Paid-In   Accumulated   Stockholders'
                            Stock     Stock      Stock    Stock      Capital     Deficit        Equity
                          --------- ----------  -------- --------  ----------- ------------  -------------
Balance at December 31,
 1994...................  4,388,394  5,611,606  $ 44,000 $ 56,000  $69,900,000 $        --   $  70,000,000
Net loss................        --         --        --       --           --   (10,088,000)   (10,088,000)
Stock option transac-
 tions (a)..............        --         --        --       --       338,000          --         338,000
Warrant conversions.....        200        --        --       --         1,000          --           1,000
Stock conversions.......  1,545,271 (1,545,271)   15,000  (15,000)         --           --             --
                          --------- ----------  -------- --------  ----------- ------------  -------------
Balance at December 31,
 1995...................  5,933,865  4,066,335    59,000   41,000   70,239,000  (10,088,000)    60,251,000
Net loss................        --         --        --       --           --   (18,422,000)   (18,422,000)
Issuance of stock pursu-
 ant to
 exercise of stock op-
 tions..................    150,000        --      2,000      --     1,048,000          --       1,050,000
Warrant conversions.....      2,015        --        --       --        14,000          --          14,000
Stock conversions.......    536,103   (536,103)    5,000   (5,000)         --           --             --
                          --------- ----------  -------- --------  ----------- ------------  -------------
Balance at December 31,
 1996...................  6,621,983  3,530,232    66,000   36,000   71,301,000  (28,510,000)    42,893,000
Net loss................        --         --        --       --           --   (13,444,000)   (13,444,000)
Warrant conversions.....     65,740        --        --       --       460,000          --         460,000
Stock conversions.......    441,891   (441,891)    5,000   (5,000)         --           --             --
                          --------- ----------  -------- --------  ----------- ------------  -------------
Balance at December 31,
 1997...................  7,129,614  3,088,341  $ 71,000 $ 31,000  $71,761,000 $(41,954,000) $  29,909,000
                          ========= ==========  ======== ========  =========== ============  =============

--------
(a) Effect of the cancellation and issuance of options to a former officer.

See notes to consolidated financial statements

                     TELEMUNDO GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year Ended December 31,
                                       ----------------------------------------
                                           1995          1996          1997
                                       ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.............................  $(10,088,000) $(18,422,000) $(13,444,000)
Charges not affecting cash:
 Depreciation and amortization.......    11,642,000    13,311,000    13,938,000
 Interest accretion..................     1,511,000     4,559,000     5,557,000
 Provision for losses on accounts
 receivable..........................     2,020,000     5,522,000     3,479,000
 Loss from investment in
 TeleNoticias........................     6,355,000     3,120,000           --
 Loss on disposal of TeleNoticias....           --      2,441,000           --
 Minority interest...................           --      2,125,000     2,808,000
 Extraordinary item--extinguishment
 of debt.............................           --     17,243,000           --
Changes in assets and liabilities:
 Accounts receivable, gross..........     2,067,000    (9,316,000)   (3,971,000)
 Television programming..............      (676,000)   (2,392,000)   (3,283,000)
 Television programming obligations..    (1,133,000)      594,000       794,000
 Accounts payable and accrued
 expenses and other..................      (103,000)    5,888,000    (5,392,000)
                                       ------------  ------------  ------------
  Cash flows provided from operating
 activities..........................    11,595,000    24,673,000       486,000
                                       ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Video 44, net of cash
 acquired............................           --    (43,973,000)          --
Additions to property and equipment..    (6,719,000)   (9,125,000)  (11,156,000)
Investment in TeleNoticias...........    (3,104,000)   (1,704,000)          --
Disposal of TeleNoticias, net........           --     (2,769,000)          --
                                       ------------  ------------  ------------
  Cash flows used in investing activ-
 ities...............................    (9,823,000)  (57,571,000)  (11,156,000)
                                       ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of 10.5%
 Notes...............................           --    169,981,000           --
Repurchase of 10.25% Notes, consent
 fee and related costs...............           --   (118,993,000)          --
Proceeds from exercise of stock
 options and warrants................           --      1,065,000       460,000
Payments of obligations under capital
 leases..............................      (517,000)     (642,000)     (727,000)
Borrowings under credit facility.....     6,013,000     8,012,000     9,854,000
Payments under credit facility.......      (216,000)  (13,993,000)   (6,025,000)
Payments to minority interest
 partner.............................           --     (2,061,000)   (2,720,000)
Payments of reorganization items,
 liabilities subject to settlement
 under Chapter 11 proceedings and
 other...............................    (5,703,000)   (1,083,000)     (381,000)
                                       ------------  ------------  ------------
  Cash flows provided from (used in)
 financing activities................      (423,000)   42,286,000       461,000
                                       ------------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents.........................     1,349,000     9,388,000   (10,209,000)
Cash and cash equivalents, beginning
 of year.............................     1,850,000     3,199,000    12,587,000
                                       ------------  ------------  ------------
Cash and cash equivalents, end of
 year................................  $  3,199,000  $ 12,587,000  $  2,378,000
                                       ============  ============  ============
Non-cash investing activities:
 Note receivable and escrow deposit
 associated with
  disposal of TeleNoticias, net of
 accrued liabilities.................  $        --   $    879,000  $        --
                                       ============  ============  ============

See notes to consolidated financial statements

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

  Telemundo Group, Inc. ("Telemundo"), together with its subsidiaries (collectively, the "Company"), is one of two Spanish-language television broadcast networks in the United States. The network provides programming 24-hours per day to its owned and operated stations and affiliates, which serve 61 markets in the United States, including the 37 largest Hispanic markets, and reaches approximately 85% of all U.S. Hispanic households. The Company also owns and operates the leading full-power television station and related production facilities in Puerto Rico. The Company produces Spanish-language programming for use on its network and for sale in foreign countries and sells advertising time on behalf of its owned and operated television stations and affiliates.

Principles of Consolidation

  The consolidated financial statements include the accounts of Telemundo and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's 42% investment in Telenoticias del Mundo, L.P. ("TeleNoticias") had been accounted for by the equity method until June 26, 1996, when substantially all of the assets and certain liabilities of TeleNoticias were sold. (see Note 4).

Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

  The Company considers short-term investments with an original maturity of three months or less to be cash equivalents. Such short-term investments are carried at cost which approximates fair value.

Television Programming

  Television programming rights are carried at the lower of unamortized cost or estimated net realizable value. The costs of the rights are amortized on varying bases related to the license period, usage of the programs and management's estimate of revenue to be realized from each airing of the programs.

Depreciation and Amortization

Property and equipment is depreciated by the straight-line method over estimated useful lives as follows:

      Buildings.....................................          40 Years
      Antennas and transmitters.....................          20 Years
      Other broadcast equipment.....................        3 to 7 Years
      Furniture and fixtures........................        5 to 7 Years
      Automobiles and trucks........................           4 Years
                                                     Shorter of Life of Lease or
      Leasehold improvements and transponder........    Useful Life of Asset

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

Broadcast Licenses and Reorganization Value in Excess of Amounts Allocable to Identifiable Assets

  Broadcast licenses and reorganization value in excess of amounts allocable to identifiable assets represents the portions of reorganization value and Video 44 purchase price not attributable to specific tangible assets at the time of the reorganization and the purchase, and are being amortized on a straight-line basis over periods ranging from 10 to 40 years. Accumulated amortization was $11.2 million at December 31, 1997. Broadcast licenses and reorganization value in excess of amounts allocable to identifiable assets is attributable primarily to FCC broadcast licenses ($115.3 million net of accumulated amortization at December 31, 1997). The Company evaluates the recoverability of its investment in such intangible assets in relation to anticipated cash flows on an undiscounted basis. If the estimated future cash flows were projected to be less than the carrying value, an impairment write-down would be recorded.

Revenue Recognition

  Revenue is derived primarily from the sale of advertising time on a network, national spot and local basis. In addition, the Company earns revenue from the sale of blocks of broadcast time during non-network programming hours. Revenue is recognized when earned, i.e., when the advertisement is aired or the block of broadcast time is utilized. The Company reviews the collectibility of its accounts receivable and adjusts its allowance for doubtful accounts accordingly. During 1997, 1996 and 1995, no customer accounted for more than 10% of the Company's revenue.

Income Taxes

  Income taxes provided reflect the current and deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized.

Per Common Share Information

  In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share ("FAS 128"). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of stock options, warrants and convertible securities. Diluted earnings per share is not presented as the effect of the 2,020,629 stock options and warrants is anti-dilutive.

Reclassifications

  Certain reclassifications have been made in the prior years' financial statements to conform with the current year's presentation.

2. PROPOSED MERGER TRANSACTION

  On November 24, 1997 the Company announced that it had entered into a definitive agreement with a venture to be formed by Sony Pictures Entertainment Inc., Liberty Media Corporation, Apollo Investment Fund III, L.P. and Bastion Capital Fund, L.P. (such venture, the "Purchaser") pursuant to which the Purchaser will acquire all of the common stock of the Company in a cash merger transaction (the "Merger") for $44 per share, plus, subject to certain conditions, an additional amount if the Merger is not completed by July 30, 1998. The proposed transaction, which is expected to close in the summer of 1998, is subject to the approval of Company stockholders (for which a related preliminary proxy statement was filed with the Securities and

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

Exchange Commission on February 18, 1998) and the Federal Communications Commission, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, as well as the receipt by the Purchaser of the financing required to consummate the Merger (the Purchaser has received commitments from financial institutions and its stockholders in an amount sufficient to fund the Merger). As a result of the various conditions to the completion of the Merger, there can be no assurance that the Merger will be consummated. Merger related costs incurred during 1997 were $1.7 million.

  In November 1997 after the announcement of the Merger, the Company and its directors were named as defendants in six purported class actions filed on behalf of Telemundo's public stockholders. The suits are virtually identical and allege that Telemundo and its directors violated fiduciary duties owed to Telemundo's public stockholders by entering into the merger agreement with the Purchaser. The Company's board of directors, relying upon the unanimous recommendation of a special committee of the board of directors comprised of directors who have no financial interest in the Purchaser or its affiliates, has determined that the Merger is fair to and in the best interests of the Company's public stockholders. The Company and its directors intend to vigorously defend the lawsuits, and believe that the outcome of the suits will not have a material adverse effect on the Company's consolidated results of operations or financial position.

3. ACQUISITION AND REFINANCING

  On February 26, 1996, Telemundo completed the acquisition of a 74.5% interest in a joint venture ("Video 44"), which owns WSNS-TV, Channel 44 in Chicago, which had been the Company's largest affiliated station (the "Acquisition"). The purchase price for the Acquisition was approximately $44.6 million of cash and $1.3 million of costs and liabilities associated with the Acquisition. The allocation of the $45.9 million purchase price among property and equipment, broadcast licenses and other assets was based upon estimated fair market values. The operations of Video 44 are consolidated with those of the Company and the interest, subject to a minimum preferred distribution, attributable to the partner which owns the remaining 25.5% of the venture is reflected in the accompanying financial statements as minority interest.

  On February 26, 1996, the Company also completed the sale of $192 million in aggregate principal amount of 10.5% Senior Notes due 2006 (the "10.5% Senior Notes"), the proceeds of which were used primarily for the Acquisition and to repurchase $116.7 million principal amount of its 10.25% Senior Notes (the "10.25% Notes"). The repurchase resulted in an extraordinary loss of $17.2 million in 1996.

  The following summarized, unaudited pro forma results of operations for the year ended December 31, 1996, assumes the Acquisition, the repurchase of the 10.25% Notes and the issuance of the 10.5% Senior Notes occurred as of the beginning of the year. Items associated with TeleNoticias (see Note 4) are excluded from the pro forma amounts, including the "Loss from investment in TeleNoticias" and the "Loss on disposal of TeleNoticias" which are reflected in the Company's Consolidated Statements of Operations.

                                                                    Year Ended
                                                                   December 31,
                                                                       1996
                                                                   ------------
      Net revenue................................................. $205,215,000
      Income before extraordinary item............................    3,764,000
      Net loss....................................................  (13,479,000)
      Diluted earnings (loss) per share:
       Income before extraordinary item...........................       $  .34
       Net loss...................................................       $(1.22)

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

4. INVESTMENT IN TELENOTICIAS

  From July 1994 through June 1996, Telemundo held a 42% interest in TeleNoticias, an international Spanish-language news service. On June 26, 1996, Telemundo acquired the remaining 58% interest in TeleNoticias from its former partners for approximately $5.1 million (the "Purchase"). Contemporaneous with the Purchase, the Company sold substantially all of the assets and certain liabilities of TeleNoticias for approximately $5.75 million, which resulted in a loss on disposal of TeleNoticias of $2.4 million.

5. PROPERTY AND EQUIPMENT

                                                            December 31,
                                                      -------------------------
                                                          1996         1997
                                                      ------------ ------------
Land................................................. $  4,727,000 $  4,727,000
Buildings............................................   18,965,000   19,333,000
Broadcast and other equipment........................   43,463,000   53,152,000
Satellite transponder................................    6,999,000    6,999,000
Leasehold improvements...............................    9,436,000   10,846,000
                                                      ------------ ------------
                                                        83,590,000   95,057,000
Less accumulated depreciation and amortization....... (19,058,000) (28,455,000)
                                                      ------------ ------------
                                                      $ 64,532,000 $ 66,602,000
                                                      ============ ============

6. ACCRUED EXPENSES AND OTHER

                                                            December 31,
                                                      -------------------------
                                                          1996         1997
                                                      ------------ ------------
Accrued compensation and commissions................. $  6,495,000 $  4,400,000
Accrued agency commissions...........................    6,164,000    5,969,000
Accrued reorganization costs.........................      490,000          --
Accrued interest expense.............................    5,040,000    5,040,000
Other accrued expenses...............................    9,295,000    7,352,000
                                                      ------------ ------------
                                                      $ 27,484,000 $ 22,761,000
                                                      ============ ============

7. LONG-TERM DEBT

                                                            December 31,
                                                      -------------------------
                                                          1996         1997
                                                      ------------ ------------
10.5% Senior Notes................................... $179,521,000 $185,073,000
10.25% Notes.........................................      159,000      165,000
Revolving credit facility............................       15,000    3,843,000
                                                      ------------ ------------
                                                       179,695,000  189,081,000
Less current portion.................................          --           --
                                                      ------------ ------------
                                                      $179,695,000 $189,081,000
                                                      ============ ============

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

  Significant terms of the Company's debt agreements are as follows:

  10.5% Senior Notes: On February 26, 1996, the Company completed the sale of $192 million in aggregate principal amount of the 10.5% Senior Notes which are unsecured obligations of the Company. The 10.5% Senior Notes were issued at a discount and were structured to produce a yield to maturity of 10.5% per annum. The 10.5% Senior Notes require semi-annual interest payments at the rate of 7% per annum on their principal amount at maturity through and including February 15, 1999, and after such date will bear interest at a rate of 10.5% per annum on their principal amount at maturity. The principal balance is due in its entirety on February 26, 2006.

  10.25% Notes: On December 30, 1994, the Company consummated a financial restructuring pursuant to a plan of reorganization under chapter 11 of the Bankruptcy Code (the "Plan") and issued the 10.25% Notes pursuant to the Plan. The 10.25% Notes were recorded at their fair value of $100,524,000 (principal amount of $116,889,000) at December 31, 1994, reflecting an effective interest rate of 13.34%, based upon market trading activity at the time of consummation of the Plan. The 10.25% Notes are unsecured obligations of the Company bearing interest from December 31, 1994, payable semi-annually, and maturing December 30, 2001. As discussed above, on February 26, 1996 the Company completed the sale of $192 million in aggregate principal amount of 10.5% Senior Notes, the proceeds of which were used primarily for the Acquisition and to repurchase $116,705,500 principal amount of the 10.25% Notes tendered in the repurchase offering, representing approximately 99.8% of the aggregate outstanding principal amount of the 10.25% Notes.

  Revolving Credit Facility: The Revolving Credit Facility ("Credit Facility") provides for borrowings of up to $20 million, which is subject to an accounts receivable borrowing base. Approximately $15.0 million was available at December 31, 1997 after giving effect to a $1.2 million standby letter of credit which was issued to secure an office lease. Interest accrues at a rate of prime plus 1.75% (10.25% and 10% at December 31, 1997 and 1996, respectively, and averaged 10.19% for 1997 and 10% for
  1996). The agreement expires December 30, 1999 and is cancelable at the Company's option prior to expiration upon payment of an early termination fee, except under certain conditions. The Company is required to pay a fee of 0.5% per annum based on the average unborrowed portion of the Credit Facility and other annual fees and expenses. The Credit Facility is secured by substantially all U.S. assets of the Company and does not require compensating balances.

  The 10.5% Senior Notes, 10.25% Notes, and Credit Facility agreements contain certain covenants which, among other things, require the Company to maintain certain financial ratios and impose on the Company certain limitations or prohibitions on: (i) the incurrance of indebtedness or the guarantee or assumption of indebtedness of another; (ii) the creation or incidence of mortgages, pledges or security interests on the property or assets of the Company or any of its subsidiaries; (iii) the sale of assets of the Company or any of its subsidiaries; (iv) the merger or consolidation of the Company; (v) the payment of dividends or the redemption or repurchase of any capital stock of the Company; and (vi) investments and acquisitions.

  The Purchaser has received commitments from financial institutions and its stockholders in an amount sufficient to fund the Merger. Terms of any new financing related to the Merger may require existing debt to be repaid. The Purchaser has not yet determined whether it will refinance the 10.5% Senior Notes and the 10.25% Notes. The Revolving Credit Facility will likely be refinanced if the Merger is consummated.

  Interest paid was $14,312,000, $8,667,000 and $12,810,000 for the years ended 1997, 1996 and 1995, respectively.

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

8. INCOME TAXES

  The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company files a separate Puerto Rico income tax return for its operations in Puerto Rico. The income tax provision consisted of:

                                                   Year Ended December 31,
                                               --------------------------------
                                                  1995       1996       1997
                                               ---------- ---------- ----------
   Puerto Rico (a)...........................  $3,379,000 $3,473,000 $3,794,000
   Federal, state and other..................     140,000    406,000    407,000
                                               ---------- ---------- ----------
                                               $3,519,000 $3,879,000 $4,201,000
                                               ========== ========== ==========

(a) Represents a provision for withholding tax related to intercompany interest.

  The Company paid $708,000, $1,790,000 and $1,534,000 for withholding taxes related to its operations in Puerto Rico in 1997, 1996 and 1995, respectively. In addition, the Company paid federal and state income and franchise and foreign withholding taxes of $289,000, $514,000 and $190,000 in 1997, 1996 and
1995, respectively.

  The tax effects comprising the Company's net deferred taxes as of December 31, 1997 and 1996 are as follows:

                                                           December 31,
                                                     --------------------------
                                                         1996          1997
                                                     ------------  ------------
   Deferred Tax Assets:
     Net operating loss carryforwards ("NOLs").....  $ 84,459,000  $ 88,449,000
     Capital loss carryforward.....................     8,827,000     8,827,000
     Amortization of FCC broadcast licenses........    28,948,000    27,009,000
     Other.........................................     7,998,000     8,808,000
                                                     ------------  ------------
                                                      130,232,000   133,093,000
                                                     ------------  ------------
   Deferred Tax Liabilities:
     Amortization of FCC broadcast licenses........   (50,443,000)  (49,608,000)
     Accelerated depreciation......................    (1,743,000)     (303,000)
                                                     ------------  ------------
                                                      (52,186,000)  (49,911,000)
                                                     ------------  ------------
   Net deferred tax asset..........................    78,046,000    83,182,000
   Valuation allowance.............................   (78,046,000)  (83,182,000)
                                                     ------------  ------------
   Net deferred tax................................  $        --   $        --
                                                     ============  ============

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

  Limitations imposed by Section 382 of the Internal Revenue Code limit the amount of NOLs and capital loss carryforwards which will be available to offset future U.S. taxable income to approximately $6,600,000 annually, or a total of $72,600,000 from 1998 through 2008, except in certain circumstances. The limitations only apply to $147,771,000 and $22,633,000 of the Company's U.S. NOLs and capital loss carryforwards, respectively, incurred before December 31, 1994. The Company has approximately $61,707,000 of additional U.S. NOLs that are not subject to limitations.

  As there is no assurance that the Company will generate sufficient earnings to utilize its available tax assets, including its NOLs, a valuation allowance has been established to offset the existing net deferred tax asset.

  The Company has NOLs expiring as follows:


                U.S.
-------------------------------------
2002.................... $ 19,472,000
2003....................   43,317,000
2004....................   31,103,000
2005....................    6,262,000
2006....................   31,799,000
2007....................   26,942,000
2008....................    8,676,000
2010....................   12,334,000
2011....................   22,444,000
2012....................    7,129,000
                         ------------
                         $209,478,000
                         ============

          Commonwealth of
            Puerto Rico
------------------------------------
1998.................... $ 5,973,000
1999....................   5,657,000
2000....................   3,402,000
2001....................   1,931,000
2002....................     313,000
2004....................      39,000
                         -----------
                         $17,315,000
                         ===========

  The Company also has state tax NOLs in various jurisdictions.

  The Company's 1994 and 1995 federal income tax returns are currently under examination by the Internal Revenue Service ("IRS"). To date, the IRS has not communicated any proposed adjustments to the Company. Assessments, if any, are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

9. COMMON STOCK AND WARRANTS

  The Company has one class of Common Stock, $.01 par value, which is divided into Series A Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder to one vote on all matters brought before the Annual Meeting of Stockholders, except that, under the Company's Restated Certificate of Incorporation, the majority of the Board of Directors will be elected by the holders of the Series B Common Stock. Series B Common Stock converts to Series A Common Stock upon sale to an unaffiliated party and upon certain other conditions.

  Pursuant to the Plan, 639,750 warrants were issued, entitling the holders of each warrant to purchase one share of Series A common stock at $7 per share. These warrants are exercisable from December 30, 1994 and expire on December 30, 1999. There were 571,795 warrants outstanding at December 31, 1997. Also pursuant to the Plan, 416,667 warrants were issued to Reliance Group Holdings, Inc. and its affiliates ("Reliance"), which are all outstanding. Each warrant entitles the holder to purchase one share of Series A common stock at $7.19 per share and the warrants are exercisable in three equal annual installments commencing December 30, 1995, expiring five years from the date they become exercisable and all are currently exercisable. A complaint was

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES
filed against the Company by Reliance on March 2, 1998 alleging breach of a registration rights agreement relating to the warrants issued to Reliance. The Company does not believe it has breached the agreement and intends to contest the action vigorously. The warrants contain certain antidilutive provisions in the event of a change in the Company's capitalization. If the Merger is consummated, each warrant holder will receive, subject to any required withholding of taxes, a cash payment equal to the product of (i) the total number of shares then subject to each warrant multiplied by (ii) the excess of the merger consideration over the exercise price per share subject to each warrant. By virtue of the foregoing treatment of the warrants, all these warrants will cease to exist.

10. EMPLOYEE RETIREMENT AND INCENTIVE PLANS

  The Company maintains qualified defined contribution retirement and savings plans for its U.S. employees. The contributions to these plans totaled $549,000, $527,000 and $520,000 in 1997, 1996 and 1995, respectively.

  Pursuant to the Plan, the Company adopted a Stock Plan (the "Stock Plan") whereby key employees may be granted restricted stock or options to acquire up to 1,000,000 shares of Series A common stock, exercisable for a maximum term of 10 years. The Stock Plan is administered by a committee comprised of independent members of the Company's board of directors.

  During 1995, the Company issued options to purchase 672,500 shares of Series A common stock, with exercise prices ranging from $10.00 to $14.625 per share, which was their current fair market value, to officers of the Company. Also during 1995, a former officer was issued separate options to purchase 150,000 shares of Series A common stock with an exercise price of $7.00 per share, which were exercised on August 23, 1996.

  During 1996, the Company issued options to purchase 90,000 shares of Series A common stock, with exercise prices ranging from $19.125 to $29.875 per share, which was their current fair market value to officers and a key employee of the Company.

  During 1997, the Company issued options to purchase an additional 235,500 shares of Series A common stock, with exercise prices ranging from $24.375 to $33.75 per share, which was their current fair market value to officers and key employees of the Company. The options vest over various periods, and in certain cases, vesting is dependent on the Company achieving certain performance targets.

  In 1996, the Company adopted the 1996 Non-Employee Director Stock Option Plan ("Director Plan") whereby each non-management director will receive an annual grant of options to purchase 2,500 shares of the Company's Series A Common Stock. Stock issued pursuant to the Director Plan may not exceed 100,000 shares. The exercise price shall be equal to the fair market value of the Company's underlying common stock at the date of grant, one-third of the granted options vest on each anniversary date and extend for a period of ten years. The Company issued options to purchase 20,000 shares of Series A common stock on each of June 12, 1996 and 1997 at an exercise price of $24.75 and $24.375, respectively.

  Certain options issued pursuant to the Stock Plan and Director Plan will become immediately exercisable upon a "change of control transaction" (as defined in the respective stock option agreements). The consummation of the Merger would constitute a "change of control transaction" under certain of these agreements.

  If the Merger is consummated, each holder of a then outstanding and unexercised option issued pursuant to the Company's Stock Plan or its Director Plan that entitles the holder thereof to purchase shares of common stock, whether or not such option is then presently exercisable, will be entitled to receive, in settlement of such option, subject to any required withholding of taxes, a cash payment equal to the product of (i) the total number of shares then subject to each such option multiplied by (ii) the excess of the merger consideration over the exercise price per share subject to each option. By virtue of the foregoing treatment of such options, all these options will cease to exist.

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

  The Company accounts for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. However, pro forma information regarding net income and earnings per share is required by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), and accordingly has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 2001, 2002 and 2003, respectively: risk-free interest rates of 5.0%, 6.5%, 6.6% and 5.5%; no dividend yields; a volatility factor of the expected market price of the Company's common stock of .41 for options granted during 1995 and 1996, and .31 for options granted during 1997; and a weighted-average expected life of the options of 6 years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information assuming the implementation of the fair value method of FAS 123 follows:

                                         1995          1996          1997
                                     ------------  ------------  ------------
Pro forma loss before extraordinary
 item............................... $(11,470,000) $ (2,485,000) $(15,672,000)
  Extraordinary item................          --    (17,243,000)          --
                                     ------------  ------------  ------------
  Net loss.......................... $(11,470,000) $(19,728,000) $(15,672,000)
                                     ============  ============  ============
Pro forma net loss per share:
  Loss before extraordinary item.... $      (1.15) $       (.25) $      (1.54)
  Extraordinary item................          --          (1.71)          --
                                     ------------  ------------  ------------
  Net loss.......................... $      (1.15) $      (1.96) $      (1.54)
                                     ============  ============  ============

  A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                  1995                     1996                      1997
                         ------------------------ ------------------------ -------------------------
                          Number      Weighted     Number      Weighted                  Weighted
                            of        Average        of        Average     Number of     Average
                          Shares   Exercise Price  Shares   Exercise Price  Shares    Exercise Price
                         --------  -------------- --------  -------------- ---------  --------------
Shares under option at
 beginning of year......  600,000      $ 7.00      822,500      $10.09       782,500      $12.64
Granted.................  822,500       10.09      110,000       24.02       255,500       30.10
Exercised...............      --          --      (150,000)       7.00           --          --
Canceled or lapsed...... (600,000)       7.00          --          --         (5,833)      21.36
                         --------                 --------                 ---------
Shares under option at
 end of year............  822,500      $10.09      782,500      $12.64     1,032,167      $16.91
                         ========                 ========                 =========
Exercisable at end of
 year...................  150,000      $ 7.00      143,125      $10.13       543,282      $11.98
Weighted-average fair
 value of options
 granted during the
 year...................               $ 5.44                   $13.08                    $12.48

  Exercise prices for options outstanding as of December 31, 1997 ranged from $10.00 to $33.75 which represented the fair market value of the underlying stock at the date of grant. The weighted average remaining contractual life of those options is 8.0 years.

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

11. CONTINGENCIES AND COMMITMENTS

  The Company and its subsidiaries are involved in a number of actions and are contesting the allegations of the complaints in each pending action and believe, based on current knowledge, that the outcome of all such actions will not have a material adverse effect on the Company's consolidated results of operations or financial position (See Note 2).

  The Company is obligated under various leases, some of which contain renewal options and provide for cost escalation payments. At December 31, 1997, future minimum rental payments under such leases are as follows:

                                                         Operating   Capital
                                                          Leases      Leases
                                                        ----------- ----------
   1998................................................ $ 3,720,000 $1,271,000
   1999................................................   3,327,000  1,380,000
   2000................................................   2,434,000  1,380,000
   2001................................................   1,650,000  1,380,000
   2002................................................   1,335,000  1,380,000
   2003 and later......................................   4,849,000    575,000
                                                        ----------- ----------
   Total minimum lease payments........................ $17,315,000  7,366,000
                                                        ===========
   Less amount representing interest...................             (1,423,000)
                                                                    ----------
   Present value of minimum lease payments (includes
    current
    portion of $823,000)...............................             $5,943,000
                                                                    ==========

  Rent expense was $3,881,000, $5,264,000 and $4,440,000 in 1997, 1996 and
1995, respectively.

  Certain of the Company's affiliation agreements, which typically last two to five years, provide for compensation to affiliates.

  The Company has employment agreements with certain officers pursuant to which the Company has commitments for compensation aggregating $2,160,000, $2,175,000, $2,000,000 and $333,000 for 1998, 1999, 2000 and 2001
respectively. These agreements provide for additional compensation based upon the achievement of certain performance targets. In addition, each employment agreement provides for compensation in the event such officer's employment is terminated under certain circumstances.

  The Company has contracted for certain audience measurement services in the U.S. and Puerto Rico. The Company is committed to pay $7,208,000, $7,625,000, $7,308,000 and $230,000 in 1998, 1999, 2000 and 2001, respectively.

  The Company has certain programming and news production contracts for which the Company is committed to pay $10,989,000, $7,068,000, $6,964,000 and
$1,750,000 in 1998, 1999, 2000 and 2001, respectively.

  If, under certain conditions, the Company terminates the merger agreement with the Purchaser, the Company may be required to pay a termination fee of $15 million to the Purchaser and reimburse the Purchaser up to an aggregate of $2.5 million in expenses.

12. TRANSACTIONS WITH AFFILIATES

  The Company paid compensation pursuant to an affiliation agreement of approximately $1,433,000, $1,350,000 and $1,225,000 in 1997, 1996 and 1995,
respectively, to a broadcast television station affiliate, in which the President and Chief Executive Officer of the Company has a financial interest.

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

  In February 1996, the Company completed the offering of its 10.5% Senior Notes in which BT Alex. Brown Incorporated was a co-manager and received an underwriting fee. A director of the Company is a Managing Director of BT Alex. Brown Incorporated.

  Management believes that the transactions described above were on terms no less favorable to the Company than could be obtained from unaffiliated parties.

  Apollo Investment Fund III, L.P. and Bastion Capital Fund, L.P., along with other entities, have ownership interests in the Purchaser in the proposed Merger transaction. Certain directors of the Company are affiliated with Apollo Investment Fund III, L.P. and Bastion Capital Fund, L.P., and these, or affiliated entities, are significant stockholders in the Company. The Company's board of directors, relying upon the unanimous recommendation of a special committee of the board of directors comprised of directors who have no financial interest in the Purchaser or its affiliates, has determined that the Merger is fair to and in the best interests of the Company's public stockholders.

13. FINANCIAL INSTRUMENTS

  Pursuant to the Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Values of Financial Instruments," the estimated fair values of the Company's financial instruments are summarized as follows:

                               December 31, 1996         December 31, 1997
                           ------------------------- -------------------------
                             Carrying                  Carrying
                              Amount     Fair Value     Amount     Fair Value
                           ------------ ------------ ------------ ------------
Cash and cash
 equivalents.............. $ 12,587,000 $ 12,587,000 $  2,378,000 $  2,378,000
Accounts receivable.......   51,824,000   51,824,000   54,155,000   54,155,000
Long-term debt:
  10.5% Senior Notes......  179,521,000  190,080,000  185,073,000  201,600,000
  10.25% Notes............      159,000      183,000      165,000      183,000
  Credit facility.........       15,000       15,000    3,843,000    3,843,000

  The carrying amount reported in the consolidated balance sheet for cash and cash equivalents and accounts receivable approximates fair value because of the short-term maturity of these financial instruments. The revolving credit facility approximates fair value because it is a variable rate instrument. Estimated fair value for the 10.5% Notes is based upon market prices at December 31, 1997. Estimated fair value for the 10.25% Notes is based upon the face amount of such Notes.

                    TELEMUNDO GROUP, INC. AND SUBSIDIARIES

14. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Amounts in thousands, except per share data)

                                           1996 Quarter
                               --------------------------------------
                                First     Second    Third  Fourth (c)   Year
                               --------  --------  ------- ---------- --------
Net revenue..................  $ 38,267  $ 54,311  $51,002  $59,133   $202,713
                               ========  ========  =======  =======   ========
Operating income (loss)......  $ (3,246) $  8,474  $ 8,099  $15,965   $ 29,292
                               ========  ========  =======  =======   ========
Income (loss) before
 extraordinary item            $ (9,691) $ (2,190) $ 1,428  $ 9,274   $ (1,179)
                               ========  ========  =======  =======   ========
Net income (loss)............  $(26,934) $ (2,190) $ 1,428  $ 9,274   $(18,422)
                               ========  ========  =======  =======   ========
Net income (loss) per share
 (a).........................  $  (2.69) $   (.22) $   .13  $   .83   $  (1.83)
                               ========  ========  =======  =======   ========
Common stock price range (b):
  High.......................  $  21.00  $ 25.625  $35.375  $ 34.50
  Low........................  $  13.75  $  17.00  $ 20.50  $26.375

                                          1997 Quarter
                                ------------------------------------
                                 First     Second    Third   Fourth    Year
                                --------  --------  -------  ------- --------
Net revenue.................... $ 39,100  $ 51,681  $48,646  $58,161 $197,588
                                ========  ========  =======  ======= ========
Operating income (loss)........ $ (5,254) $  5,163  $ 3,674  $12,542 $ 16,114
                                ========  ========  =======  ======= ========
Net income (loss).............. $(12,057) $ (1,731) $(3,385) $ 3,729 $(13,444)
                                ========  ========  =======  ======= ========
Net income (loss) per share
 (a)........................... $  (1.19) $  (0.17) $ (0.33) $   .33 $  (1.32)
                                ========  ========  =======  ======= ========
Common stock price range (b):
  High......................... $ 32.625  $ 28.875  $ 36.50  $42.375
  Low.......................... $ 27.375  $  18.50  $23.625  $31.375

(a) Weighted average shares outstanding for the third and fourth quarters of 1996 and the fourth quarter of 1997 is adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Basic earnings per share for the third and fourth quarters of 1996 and the fourth quarter of 1997 was $.14, $.91 and $.37, respectively. Net income per share for the third and fourth quarters of 1996 have been restated to comply with FAS 128.
(b) The Company's Series A common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol TLMD. The Company's warrants (exclusive of the warrants issued to Reliance) trade on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol TLMDW.
(c) Includes the impact of a significant additional provision to the allowance for doubtful accounts and adjustments to certain expense accruals. The net impact of these was a reduction in earnings of $1.0 million.

-------------------------------------------------------------------------------

No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................    1
Risk Factors.............................................................   13
Use of Proceeds..........................................................   22
The Exchange Offer.......................................................   23
Capitalization...........................................................   30
Selected Historical Consolidated Financial Data..........................   31
Unaudited Pro Forma Condensed Consolidated Financial Statements..........   33
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................   39
Business.................................................................   48
Management...............................................................   65
Principal Stockholders...................................................   71
Certain Relationships and Related Transactions...........................   72
Description of Certain Indebtedness......................................   77
Description of the Notes.................................................   79
Book-Entry, Delivery and Form............................................  108
Certain U.S. Federal Income Tax Considerations...........................  110
Plan of Distribution.....................................................  112
Legal Matters............................................................  112
Experts..................................................................  112
Index to Financial Statements............................................  F-1

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                      [LOGO OF TELEMUNDO HOLDINGS, INC.]


                           Telemundo Holdings, Inc.

                                 $218,838,000

                    11 1/2% Senior Discount Notes Due 2008

                                  PROSPECTUS




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